Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

IXIA,

CAMDEN ACQUISITION CORP.,

BREAKINGPOINT SYSTEMS, INC., and

DESMOND P. WILSON III, as the Representative

Dated as of June 30, 2012

INDEX OF DEFINED TERMS

2010 VSD	55
Accounts Receivable	32
Acquisition Proposal	69
Acquisition Subsidiary	1
Action	41
Adjustment Amount	14
Adverse Recommendation Change	68
Affiliate	91
Agents	68
Agreement	1
Annual Financial Statements	24
Antitrust Filings	66
Assets	29
Auditor	13
Balance Sheet	24
BIS	54
Business Day	3
Cap	86
Cash	11
Cash Adjustment Amount	14
Certificate of Merger	2
Certificates	6
CFIUS	71
CFIUS Approval	71
Clearances	57
Closing	2
Closing Balance Sheet	12
Closing Cash	12
Closing Date	3
Closing Indebtedness	12
Closing Net Working Capital	12
Closing Statement of Cash	12
Closing Statement of Indebtedness	12
COBRA	49
Code	6
Common Stock	4
Company	1
Company Indemnified Person	18
Company Indemnified Persons	18
Company Intellectual Property	35
Company Intellectual Property Agreement	37
Company Manufacturing Tools	35
Company Material Adverse Effect	63
Company Organizational Documents	21
Company Recommendation	67

Company Software	36
Company Transaction Expenses	17
Confidentiality Agreement	65
Contract	34
Contracts	34
Covered Employees	73
CSOs	70
Defense Notice	84
Determination Date	14
DGCL	2
Disclosure Schedule	20
Dissenting Shares	6
Effect	63
Effective Time	2
Employment Agreements	2
Environmental Law	46
Environmental Property	45
Escrow Account	16
Escrow Agreement	8
Escrow Amount	3
Estimated Cash	11
Estimated Closing Net Working Capital	11
Estimated Company Transaction Expenses	17
Estimated Indebtedness	11
Estimated Net Working Capital Shortfall	12
Exchange Agent	10
Exchange Agent Agreement	10
Exchange Fund	10
Final Closing Cash	14
Final Closing Indebtedness	14
Final Closing Net Working Capital	14
Final Net Working Capital Excess	14
Final Net Working Capital Shortfall	14
Financial Statements	24
FINSA	71
Fully Diluted Shares	4
GAAP	12
Good Faith Statement	11
Government	8
Government Contract	55
Government Subcontracts	55
Governmental Authorization	44
Hazardous Materials	46
HSR Act	66
Income Tax	29
Indebtedness	15

Indebtedness Adjustment Amount	14
Indemnification Threshold	85
Indemnified Losses	80
Indemnified Party	83
Indemnifying Party	83
Information Statement	58
Initial Cash Merger Consideration	3
Initial Merger Consideration	4
Intellectual Property	35
Interim Financials	24
IRS	9
Key Stockholders	1
Law	44
Leased Real Property	30
Letter of Transmittal	10
Liens	30
Losses	80
Merger	1
Merger Consideration	3
Net Working Capital	11
NLRA	48
Non-Competition and Confidentiality Agreements	2
off-balance sheet arrangements	24
Order	41
Ordinary Course of Business	26
Owned Software	36
Parent	1
Parent Indemnified Persons	80
Parties	1
Party	1
Payment Event	92
Per Share Common Adjustment Amount	4
Per Share Common Closing Amount	4
Per Share Common Escrow Amount	4
Per Share Preferred Adjustment Amount	4
Per Share Preferred Closing Amount	4
Per Share Preferred Escrow Amount	4
Per Share Series D Preference Amount	4
Percentage	81
Permits	44
Person	91
Plan	49
Plans	49
Pre-Closing Period Income Tax Returns	77
Pre-Closing Tax Period	77
Property	29

Public Software	36
Real Property Leases	30
Release	46
Remaining Escrow Amount	17
Representative	19
Representative Expense Amount	3
Representative Expenses	20
Requisite Stockholder Approval	24
Restricted Share	5
Restricted Share Issuance Agreements	22
Scheduled Company Intellectual Property	36
Scheduled Indemnity Matters	81
Securities Act	24
Series A Preferred Stock	5
Series B Preferred Stock	5
Series C Preferred Stock	5
Series D Preference Payment	5
Series D Preferred Stock	5
Share	21
Shares	21
Side Agreements	1
Software	36
Spreadsheet	70
Statement	9
Stockholder Indemnified Persons	83
Stockholder Non-Competition Agreements	1
Stockholders	1
Straddle Period	78
Subsidiary	21
Superior Proposal	70
Surviving Company	2
Surviving Company Organizational Documents	18
Tail Policy	19
Takeover Statute	58
Target Net Working Capital	12
Tax	29
Tax Attributes	27
Tax Return	29
Tax Returns	29
Taxes	29
Termination Fee	92
Third Party	70
Third Party Intellectual Property License	37
Third Person	84
Third Person Claim	84
Treasury Regulations	6

Unvested Consideration	7
Unvested Restricted Shares	5
Vested Restricted Shares	5
Working Capital Adjustment Amount	14

2.25	Overtime, Back Wages, Vacation and Minimum Wage	52
2.26	Discrimination and Occupational Safety and Health	52
2.27	Customers and Suppliers	52
2.28	Product Liability Claims	53
2.29	Product and Service Warranties	53
2.30	Product Safety Authorities	53
2.31	Foreign Operations and Export Control	54
2.32	Customs	55
2.33	Government Contracts	55
2.34	Restrictions on Business Activities	57
2.35	Brokers, Finders	58
2.36	Takeover Statutes	58
2.37	Escheatment	58
2.38	Information Statement	58
2.39	Estimated Company Transaction Expenses	58
2.40	Disclosure	58

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS		59

3.1	Stockholder Representations and Warranties	59

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF PARENT		59

4.1	Authorization; No Conflict	59
4.2	Consents	60
4.3	Brokers, Finders	60
4.4	Financing	60
4.5	Litigation	60
4.6	Information Statement	60

ARTICLE 5 COVENANTS OF THE COMPANY		60

5.1	Conduct of Business of the Company	60
5.2	Notification of Certain Matters	63
5.3	Access to Information	65
5.4	Commercially Reasonable Efforts; Cooperation	65
5.5	Stockholder Materials	67
5.6	Requisite Stockholder Approval	67
5.7	Takeover Statutes	68
5.8	No Solicitation	68
5.9	Stockholder Litigation	70
5.10	Spreadsheet	70
5.11	Facility Clearance	70
5.12	CFIUS	71
5.13	Voluntary Self Disclosures	71

ARTICLE 6 COVENANTS OF PARENT		71

6.1	Notification of Certain Matters	71

6.2	Commercially Reasonable Efforts; Cooperation	72
6.3	Benefits Covenant	73
6.4	Voluntary Self Disclosures	74

ARTICLE 7 CONDITIONS PRECEDENT AND ADDITIONAL COVENANTS		74

7.1	Conditions to Each Party’s Obligations	74
7.2	Conditions to Obligations of the Company	75
7.3	Conditions to Obligations of Parent and Acquisition Subsidiary	75
7.4	Public Announcements; Confidentiality	77
7.5	Further Assurances	77
7.6	Taxes	77

ARTICLE 8 INDEMNIFICATION		80

8.1	Survival of Representations and Warranties and Covenants	80
8.2	Indemnification of Parent	80
8.3	Indemnification of the Stockholders	83
8.4	Notice of Claim	83
8.5	Right to Contest Claims of Third Persons	84
8.6	Limitations on Indemnity	85
8.7	Exclusive Remedies	87

ARTICLE 9 TERMINATION		88

9.1	Termination	88
9.2	Procedure Upon Termination	89

ARTICLE 10 MISCELLANEOUS PROVISIONS		89

10.1	Notice	89
10.2	Entire Agreement	91
10.3	Assignment; Binding Agreement	91
10.4	Counterparts	91
10.5	Headings; Interpretation	91
10.6	Expenses	92
10.7	Remedies Cumulative	93
10.8	Governing Law	93
10.9	Submission to Jurisdiction; Waivers	93
10.10	No Waiver	93
10.11	Severability	93
10.12	Amendments	94
10.13	No Third Party Beneficiaries	94

Exhibits

A – Certificate of Merger

B – Escrow Agreement

C – Opinion of Wilson Sonsini Goodrich & Rosati

D – Letter of Transmittal

E – Amended and Restated Certificate of Incorporation

F – Amended and Restated Bylaws

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is entered into as of June 30, 2012, by and among IXIA, a California corporation (“Parent”), CAMDEN ACQUISITION CORP., a Delaware corporation and direct and wholly-owned subsidiary of Parent (“Acquisition Subsidiary”), BREAKINGPOINT SYSTEMS, INC., a Delaware corporation (the “Company”), and DESMOND P. WILSON III, as the initial Representative. Parent, Acquisition Subsidiary, the Company, and the Representative are referred to herein each as a “Party” and together as the “Parties.”

RECITALS

A.         The Board of Directors of the Company has unanimously approved the merger (the “Merger”) of Acquisition Subsidiary with and into the Company in accordance with the terms and conditions of this Agreement and determined that the Merger is advisable and in the best interests of its stockholders (“Stockholders”) and has approved, adopted and declared advisable this Agreement and the transactions contemplated hereby.

B.         The Board of Directors of Parent and the Board of Directors of Acquisition Subsidiary have unanimously approved the Merger of Acquisition Subsidiary with and into the Company in accordance with the terms and conditions of this Agreement and have determined that the Merger is advisable and in the best interests of the stockholder of Acquisition Subsidiary and the shareholders of Parent, and the Board of Directors of Parent and Board of Directors of Acquisition Subsidiary have approved, adopted and declared advisable this Agreement and the transactions contemplated hereby.

C.         The Company, Acquisition Subsidiary, the Representative and Parent desire to make certain representations, warranties and agreements in connection with, and establish various conditions precedent to, the Merger.

D.         As a condition and inducement to Parent and Acquisition Subsidiary to enter into this Agreement, concurrently with the execution and delivery of this Agreement, (i) each of the Stockholders listed on Schedule A attached hereto (the “Key Stockholders”) has entered into a Side Agreement dated as of the date hereof (the “Side Agreements”), pursuant to which such Key Stockholders have agreed, among other things, to make certain representations, indemnities and covenants and certain releases for the benefit of Parent and Acquisition Subsidiary, and (ii) the Key Stockholders listed on Schedule B attached hereto have each entered into a Non-Competition and Non-Solicitation Agreement dated as of the date hereof (the “Stockholder Non-Competition Agreements”).

E.         As a condition and inducement to Parent and Acquisition Subsidiary to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain employees of the Company have entered into employment agreements with the Company dated as of the date hereof (the “Employment Agreements”) and Confidentiality, Non-Competition, Non-Solicitation and Inventions Agreements with the Company dated as of the date hereof (the “Non-Competition and Confidentiality Agreements”).

NOW, THEREFORE, in consideration of the recitals and the mutual covenants, representations, warranties, conditions and agreements hereinafter expressed, the Parties agree as follows:

ARTICLE 1

THE MERGER

1.1	Merger and Effect of Merger.

(a)        The constituent entities of the Merger are the Company and Acquisition Subsidiary.

(b)        Upon the terms and subject to the conditions hereof, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Acquisition Subsidiary shall be merged into the Company and the separate existence of Acquisition Subsidiary thereupon shall cease. The Company shall be the Surviving Company in the Merger (the “Surviving Company”), and the separate existence of the Company, with all its rights, privileges, powers and franchises, shall continue unaffected and unimpaired by the Merger.

(c)        At and after the Effective Time, the Surviving Company shall possess all the rights, privileges, powers and franchises and be subject to all the restrictions, disabilities and duties of both Acquisition Subsidiary and the Company, as provided more particularly in the DGCL.

1.2	Method of Effecting Merger; Closing. The Merger shall be effected as follows:

(a)        The Company and Acquisition Subsidiary shall each execute a Certificate of Merger in substantially the form set forth in Exhibit B attached hereto (the “Certificate of Merger”), and the Company shall cause the Certificate of Merger to be filed and recorded on the Closing Date with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The Merger shall thereupon become effective and be consummated immediately upon the later of the date of such filing or at such later time as may be mutually agreed by Parent, the Company and Acquisition Subsidiary and specified in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

(b)        Subject to the satisfaction or waiver of all applicable conditions to Closing, the closing of the Merger (the “Closing”) shall take place at the offices of

Bryan Cave LLP, 120 Broadway, Suite 300, Santa Monica, California 90401 at 9:00 a.m., Pacific Standard Time, on July 30, 2012, or on such other date (which shall in any event be within five Business Days after the satisfaction or waiver of all applicable conditions to Closing set forth herein, other than terms and conditions which, by their terms, are to be satisfied at the Closing) as Parent, Acquisition Subsidiary and the Company may agree in writing (the “Closing Date”). For purposes of this Agreement, “Business Day” shall mean any day which is not a Saturday, Sunday or a legal holiday in the State of California, United States of America.

1.3        Conversion of Acquisition Subsidiary Capital Stock.    At the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof, the issued and outstanding capital stock of Acquisition Subsidiary shall be converted into one validly issued, fully paid and nonassessable share of common stock in the Surviving Company and, upon surrender of the certificate or certificates representing such capital stock of Acquisition Subsidiary, the Surviving Company shall promptly issue to Parent or its designated Affiliate a certificate representing the common stock in the Surviving Company into which such shares have been converted. After the Effective Time such share of common stock shall be the only issued and outstanding equity interest of the Surviving Company and shall be owned by Parent or its designated Affiliate.

1.4	Merger Consideration. For purposes of this Agreement, the “Merger Consideration” shall be:

(i)        One Hundred Sixty Million Dollars ($160,000,000) in cash, consisting of;

(A)        One Hundred Forty-Three Million Seven Hundred Thousand Dollars ($143,700,000) (the “Initial Cash Merger Consideration”); plus

(B)        Sixteen Million Dollars ($16,000,000) (the “Escrow Amount”); plus

(C)        Three Hundred Thousand Dollars ($300,000) (the “Representative Expense Amount”); less

(ii)        The aggregate amount of any Indebtedness, less

(iii)        The amount, if any, by which the Net Working Capital as of the Closing Date is less than the Target Net Working Capital; less

(iv)        The Estimated Company Transaction Expenses as set forth in Section 1.13(b); plus

(v)        The aggregate amount of any Cash.

The Initial Cash Merger Consideration as adjusted at Closing as set forth above (including any adjustment pursuant to Section 1.11(b) and any deduction for Estimated Company Transaction Expenses as set forth in Section 1.13(b)) being the “Initial Merger Consideration.”

1.5	Effect on Shares.

(a)         Definitions.    For purposes of this Agreement:

(i)         “Common Stock” shall mean the Common Stock of the Company, $0.001 par value per share.

(ii)         “Fully Diluted Shares” shall mean (A) (1) the aggregate number of shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, and Series D Preferred Stock outstanding immediately prior to the Effective Time multiplied by (2) ten, plus (B) the aggregate number of shares of Common Stock (including each Restricted Share) outstanding immediately prior to the Effective Time.

(iii)         “Per Share Common Adjustment Amount” shall mean (A) the Adjustment Amount (as defined in Section 1.11(e)) which is payable to the Stockholders pursuant to Section 1.11(f), if any, divided by (B) the Fully Diluted Shares.

(iv)         “Per Share Common Closing Amount” shall mean (A) (1) the Initial Cash Merger Consideration, less (2) the Series D Preference Payment divided by (B) the Fully Diluted Shares.

(v)         “Per Share Common Escrow Amount” shall mean (A) the Escrow Amount which is payable to the Stockholders pursuant to Section 1.12 and the Escrow Agreement, if any, divided by (B) the Fully Diluted Shares.

(vi)         “Per Share Preferred Adjustment Amount” shall mean (A) the Per Share Common Adjustment Amount multiplied by (B) ten.

(vii)         “Per Share Preferred Closing Amount” shall mean (A) the Per Share Common Closing Amount multiplied by (B) ten.

(viii)         “Per Share Preferred Escrow Amount” shall mean (A) the Per Share Common Escrow Amount, if any, multiplied by (B) ten.

(ix)         “Per Share Series D Preference Amount” shall mean $6.5897.

(x)         “Restricted Share” shall mean each share of Common Stock outstanding immediately prior to the Effective Time that was issued pursuant to any equity incentive, bonus or other compensation plan or arrangement of the Company and subject to vesting or any repurchase right, risk of forfeiture or other condition pursuant to the terms of such plans or arrangements and/or of any agreement with the Company pursuant to which such share was issued.

(xi)         “Series A Preferred Stock” shall mean the Series A Preferred Stock of the Company, $0.001 par value per share.

(xii)         “Series B Preferred Stock” shall mean the Series B Preferred Stock of the Company, $0.001 par value per share.

(xiii)         “Series C Preferred Stock” shall mean the Series C Preferred Stock of the Company, $0.001 par value per share.

(xiv)         “Series D Preference Payment” shall mean (i) $6.5897 multiplied by (ii) the number of shares of Series D Preferred Stock of the Company outstanding immediately prior to the Effective Time.

(xv)         “Series D Preferred Stock” shall mean the Series D Preferred Stock of the Company, $0.001 par value per share.

(xvi)         “Unvested Restricted Shares” shall mean any Restricted Shares which, immediately prior to the Effective Time, have not vested in accordance with the terms of the plans, arrangements and/or agreements pursuant to which they were issued, but excluding any Restricted Shares that will vest at the Effective Time as a result of or in connection with the transactions contemplated by this Agreement.

(xvii)         “Vested Restricted Shares” shall mean any Restricted Shares which, prior to the Effective Time, have vested in accordance with the terms of he plans, arrangements and/or agreements pursuant to which they were issued, together with any Restricted Shares that will vest at the Effective Time as a result of or in connection with the transactions contemplated by this Agreement.

(b)         Subject to Section 1.5(d) and any applicable backup or other withholding requirements, at the Effective Time, by virtue of the Merger and without any action on the part of any holder thereof,

(i)         each share of Common Stock (including Restricted Shares but subject to Section 1.7(b) in the case of Unvested Restricted Shares) issued and outstanding immediately prior to the Effective Time shall be converted into and become the right to receive (A) the Per Share Common Closing Amount, (B) the Per Share Common Adjustment Amount (if any) and (C) the Per Share Common Escrow Amount (if any).

(ii)         each share of Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into and become the right to receive the amount equal to (A) (i) the Per Share Preferred Closing Amount, (ii) the Per Share Preferred Adjustment Amount (if any) and (iii) the Per Share Preferred Escrow Amount (if any).

(iii)         each share of Series D Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into and become the right to receive (A) the Per Share Series D Preference Amount, (B) the Per Share Preferred Closing Amount, (C) the Per Share Preferred Adjustment Amount (if any) and (D) the Per Share Preferred Escrow Amount (if any).

(c)         Parent shall be entitled to deduct and withhold from each Stockholder’s respective portion of the Merger Consideration otherwise payable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986 (the “Code”) and the Treasury Regulations promulgated thereunder (the “Treasury Regulations”), or any provision of United States federal, state or local, or any foreign, Tax Law and shall pay over such withheld amounts to the appropriate Tax authority when due. Such amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Stockholders in respect of which Parent made such deduction and withholding.

(d)         Any and all undeclared or unpaid dividends on the Shares immediately prior to the Effective Time shall be canceled at the Effective Time. Any Shares held in the treasury of the Company immediately prior to the Effective Time shall be canceled and no consideration of any kind shall be delivered in exchange therefor under this Agreement.

1.6	Stockholders’ Rights upon Merger.

(a)         Upon consummation of the Merger, certificates that immediately prior to the Effective Time represented outstanding Shares (the “Certificates”) shall cease to represent any rights with respect thereto, and, subject to applicable Law and this Agreement, the Certificates shall only represent the right to receive the applicable portion of the Merger Consideration payable hereunder with respect to such Shares.

(b)         Notwithstanding anything contained herein to the contrary, to the extent that appraisal rights are available under the DGCL, any Shares that are issued and outstanding immediately prior to the Effective Time and that have not been voted for adoption of this Agreement, with respect to which appraisal rights have been properly and timely perfected in accordance with the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the applicable portion, if any, of the Merger Consideration payable hereunder with respect to such Shares at or after the Effective Time. If a holder of Dissenting Shares effectively withdraws or loses his, her or its right to appraisal and payment under the DGCL, then, as of the Effective Time or the occurrence of such event, whichever later occurs, such holder’s Dissenting Shares shall cease to be Dissenting Shares and shall be converted into and represent the right to receive, when and as payable, the applicable portion of the Merger Consideration, if any, payable with respect to such Shares hereunder upon surrender of the Certificates representing such Dissenting Shares in accordance with Section 1.5 and Section 1.7 hereof, as applicable. The Company shall give Parent prompt notice of any demand received by the Company for appraisal of Shares. Except with the prior written consent of Parent or as may otherwise be required under applicable Law, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands.

1.7	Restricted Shares.

(a)         Vested Restricted Shares.     Set forth on Schedule 1.7(a) is a list of the holders of the outstanding Restricted Shares. At the Effective Time, each Vested Restricted Share that is outstanding immediately prior to the Effective Time will, by virtue of the Merger and without the need for any further action on the part of the holder thereof, cease to be a Restricted Share and be cancelled in exchange for the right to receive an amount of cash equal to (i) the Per Share Common Closing Amount, (ii) the Per Share Common Adjustment Amount (if any) and (iii) the Per Share Common Escrow Amount (if any). At the Effective Time, the Company shall pay to each holder of Vested Restricted Shares the portion of the Initial Cash Merger Consideration to which he, she or it is entitled pursuant to this Section 1.7(a), less applicable Taxes required to be withheld with respect to such payments.

(b)         Unvested Restricted Shares.     At the Effective Time, each Unvested Restricted Share that is outstanding immediately prior to the Effective Time will, by virtue of the Merger and without the need for any further action on the part of the holder thereof, cease to be a Restricted Share and be cancelled in exchange for the right to receive an amount of cash equal to (i) the Per Share Common Closing Amount, (ii) the Per Share Common Adjustment Amount (if any) and (iii) the Per Share Common Escrow Amount (if any) (the “Unvested Consideration”), provided that the Unvested Consideration shall be subject to the vesting schedule that was applicable to the Unvested Restricted Shares immediately prior to the Effective Time (subject to the amendments, if any, to the vesting schedules of certain Unvested Restricted Shares to occur immediately prior to the Effective Time as specifically set forth in Schedule 2.3(c)). Parent shall hold the Unvested Consideration (subject to Section 1.12 with respect to any Per Share Common Escrow Amounts), on the terms and subject to the conditions of the plans, arrangements and agreements pursuant to which the Unvested Restricted Shares were issued. Parent shall pay Unvested Consideration (less applicable Taxes required to be withheld with respect to such payments and subject to Section 1.12 with respect to any Per Share Common Escrow Amounts) to former holders of Unvested Restricted Shares promptly after such holders vest in any portion thereof (and in any event within two payroll cycles). Unvested Consideration that is held by Parent at a time when the Unvested Restricted Shares with respect to which such Unvested Consideration was retained would have been forfeited and canceled shall be permanently retained by Parent.

(c)         Further Actions.     Subject to, and without limitation of, the foregoing provisions of this Section 1.7, the Company shall take all actions necessary or appropriate so that prior to or at the Effective Time, (i) all options, warrants and other securities convertible into capital stock of the Company and other rights to purchase or otherwise acquire capital stock of the Company shall be canceled or terminated or expire by their terms, and (ii) any plan, program or arrangement providing for the issuance or grant of any interest in respect of the capital stock of the Company shall be terminated, provided that any such termination will comply with the provisions of Code Section 409A, if applicable.

1.8        Deliveries of the Company and/or Representative at Closing.     At the Closing, the Company or the Representative, as applicable, shall deliver to Parent:

(a)         the Certificate of Merger, duly executed by the Company;

(b)         the Escrow Agreement (the “Escrow Agreement”) in the form attached hereto as Exhibit B, duly executed by the Representative;

(c)         evidence, in a form and substance reasonably acceptable to Parent, that all options, warrants and other securities convertible into capital stock of the Company, other rights to purchase or otherwise acquire capital stock of the Company, and any plan, program or arrangement providing for the issuance or grant of any interest in respect of the capital stock of the Company, have, prior to or at the Effective Time, been terminated or expired or have lapsed pursuant to their terms;

(d)         an opinion of Wilson Sonsini Goodrich & Rosati, counsel to the Company and the Stockholders, dated the Closing Date, substantially in the form attached as Exhibit C;

(e)         a Certificate from each of Wilson Sonsini Goodrich & Rosati and AGC Partners certifying that it has received the payment required to be paid to it as Estimated Company Transaction Expenses pursuant to Section 1.13(b) hereof, that such payment is in full satisfaction of all amounts owed to it by the Company, the Stockholders or the Representative on behalf of himself or the Company or the Stockholders in connection with the transactions contemplated hereby, and, as applicable, evidence satisfactory to Parent in its sole and absolute discretion that no further amounts are owed by the Company or the Surviving Company;

(f)         the written resignations, effective the Closing Date, of each officer and director of the Company as designated by Parent;

(g)         all consents and approvals (A) relating to the Company required to be obtained from the United States or any other nation, state, or bilateral or multilateral governmental authority, any local governmental unit or subdivision thereof, or any branch, agency, or judicial body thereof (“Government”) and (B) from third parties under the Contracts listed and described on Schedule 1.8(g);

(h)         evidence satisfactory to Parent in its sole and absolute discretion that the agreements listed on Schedule 1.8(h) between the Company and one or more of its Stockholders have been terminated in full;

(i)         payoff statements in form and substance reasonably satisfactory to Parent from the appropriate Persons relating to the items of Indebtedness set forth on Schedule 1.8(i), all of which shall be paid off and terminated at or in connection with the Closing;

(j)         the written release of all Liens relating to the assets of the Company executed by the holder of or parties to each such Lien, in form and substance reasonably satisfactory to Parent, including without limitation evidence reasonably satisfactory to Parent that any and all UCC financing statements and other lien and security interest filings relating to the credit facility identified in Schedule 1.8(i) have been terminated or shall be terminated upon payment at Closing of any amounts outstanding thereunder;

(k)         a statement, under penalties of perjury, certifying that the Company is not, and has never been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code (the “Statement”);

(l)         a certified mail receipt and a copy of the Statement mailed to the United States Internal Revenue Service (“IRS”);

(m)         a certificate of good standing, or equivalent certificate, for the Company dated within five Business Days of the Closing Date, issued by the appropriate Government;

(n)         all share transfer books, minute books and other corporate records of the Company that are not available to Parent at the Company’s offices; and

(o)         a copy, certified by the Secretary of the Company to be true, complete and correct as of the Closing Date, of the constituent documents of the Company, and resolutions of the Stockholders and Board of Directors of the Company authorizing and approving the transactions contemplated hereby.

1.9         Deliveries of Parent at Closing.     At the Closing, Parent shall deliver or cause to be delivered:

(a)         to the Representative, the Certificate of Merger, duly executed by Acquisition Subsidiary;

(b)         to the Exchange Agent, the Exchange Fund pursuant to Section 1.10;

(c)         to the Representative, the Escrow Agreement, duly executed by Parent;

(d)         to the Escrow Agent, the Escrow Amount to be held by the Escrow Agent in accordance with the terms of the Escrow Agreement and Section 1.12;

(e)         to the Representative, the Representative Expense Amount to be held by the Representative in accordance with Section 1.12, and

(f)         to Wilson Sonsini Goodrich & Rosati, AGC Partners, and the Representative, the respective amounts payable to each for the payment of the Estimated Company Transaction Expenses pursuant to Section 1.13(b).

1.10	Payment Mechanics for Shares.

(a)         Pursuant to an exchange agent agreement between Parent and the Exchange Agent (the “Exchange Agent Agreement”), as of the Closing, Parent shall deposit, or shall cause to be deposited, on the same day as the Closing, with an exchange agent selected by Parent with the Company’s prior approval, which shall not be unreasonably withheld or delayed (the “Exchange Agent”), for the benefit of the holders of Shares (other than Restricted Shares), cash necessary to pay the Initial Merger Consideration to such holders of Shares to be paid in connection with the Merger (such cash being hereinafter referred to as the “Exchange Fund,” it being understood that any and all interest earned on funds deposited therein pending payment shall be turned over to Parent). The Exchange Agent shall, pursuant to irrevocable instructions, make the payments provided for in this Section 1.10 and the Exchange Fund shall not be used for any other purpose.

(b)         Parent will cause the Exchange Agent, within three Business Days after the Closing Date, to deliver to each holder of record of a Certificate that immediately prior to the Effective Time represented outstanding Shares (other than Restricted Shares) at the address set forth opposite such holder’s name on Schedule 1.10(b) (as updated from time to time in writing by the Company) a letter of transmittal and instructions for use in effecting a surrender of the Certificates in exchange for its respective portion of the Merger Consideration in the form attached hereto as Exhibit E (a “Letter of Transmittal”). Upon surrender of a Certificate for cancellation to the Exchange Agent together with the submission of a duly completed and validly executed Letter of Transmittal and a properly completed and executed IRS Form W-9 to the Exchange Agent, the holder of the Shares to which such Letter of Transmittal relates shall be entitled to receive in exchange therefor cash (without interest), representing such holder’s respective portion of the Merger Consideration calculated in accordance with, and payable when and as provided in, this Agreement, less applicable Taxes required to be withheld with respect to such payments. Following the Effective Time and pending a Stockholder’s submission of a Letter of Transmittal, each such holder will be deemed, for all purposes, to hold an irrevocable right to receive that amount of consideration equal to his, her or its respective portion of the Merger Consideration into which such holder’s Shares shall have been so converted in accordance with this Agreement.

(c)         Notwithstanding the foregoing, the Company may provide to certain holders of Shares the Letter of Transmittal and other documentation described above prior to the Effective Time, and any such holder that surrenders a Certificate to the Exchange Agent together with such Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required by the Exchange Agent, at or prior to Closing shall be entitled to receive, and the Exchange Agent shall pay promptly after the Effective Time, cash (without interest), representing such holder’s respective portion of the Merger Consideration calculated in accordance with, and payable when and as provided in, this Agreement, less applicable Taxes required to be withheld with respect to such payments.

(d)         Parent shall cause the Exchange Agent to deliver, no later than five Business Days after submission of a properly completed and duly executed Letter of Transmittal by a Stockholder, cash (without interest), representing such holder’s respective portion of the Initial Merger Consideration calculated and payable in accordance with this Agreement.

(e)         At or after the Effective Time, there shall be no transfers on the transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time.

(f)         Any portion of the Exchange Fund that remains unclaimed by a holder of Shares six months after the Effective Time shall be delivered to Parent and any such holder who has not returned a Letter of Transmittal in accordance with this Section 1.10 prior to that time shall thereafter look only to Parent for payment of such holder’s portion of the Initial Merger Consideration. Notwithstanding anything to the contrary in this Agreement, none of Parent, the Surviving Company, the Representatives or any other party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of Shares two years after the Effective Time (or, in either case, such earlier date immediately prior to such time when the amounts would otherwise escheat to or become property of any Government) shall become, to the extent permitted by applicable Law, the property of Parent free and clear of any claims or interest of any Person previously entitled thereto.

1.11	Post-Closing Adjustment to Merger Consideration.

(a)         “Net Working Capital” means, as of 11:59 p.m., Pacific Standard Time, on the Closing Date, the excess of the current assets of the Company (excluding any Cash and deferred Tax assets of the Company) over the current liabilities of the Company (excluding any deferred Tax liabilities of the Company and including any long-term deferred revenues), in each case as reflected on the balance sheet of the Company as of such date. “Cash” means all cash on hand per the books of the Company immediately prior to the Closing.

(b)         Pre-Closing Estimates.    At least two Business Days prior to the Closing Date, the Company or the Representative shall deliver to Parent a statement setting forth the calculation of an estimate as of the Closing Date of (i) the Closing Net Working Capital (the “Estimated Closing Net Working Capital”), (ii) the Indebtedness (the “Estimated Indebtedness”), (iii) the Cash (the “Estimated Cash”), and (iv) the Company Transaction Expenses (such statement being, the “Good Faith Statement”). The Good Faith Statement shall be prepared by the Company in good faith, in a reasonable manner and in accordance with GAAP consistently applied, and shall have been approved by the Company’s Chief Executive Officer and Chief Financial Officer. Parent shall have reasonable access to copies of the working papers of the Company prepared or used in connection with the Company’s preparation of the Good Faith Statement. Parent shall have an opportunity to review with representatives of the Company and object to all or any part of the Good Faith Statement, such review to be reasonably prompt and any objection to be reasonable and made in good faith. If the Estimated Closing Net Working Capital is less than negative two million dollars ($(2,000,000)) (the “Target Net Working Capital”), then the Initial Merger Consideration payable at the Closing pursuant to Sections 1.4 and 1.9(b) shall be reduced by an amount equal to the amount by which the Target Net Working Capital exceeds the Estimated Closing Net Working Capital (the “Estimated Net Working Capital Shortfall”). The Initial Merger Consideration payable at the Closing pursuant to Sections 1.4 and 1.9(b) shall also be reduced by an amount equal to the Estimated Indebtedness, if any. The Initial Merger Consideration payable at the Closing pursuant to Sections 1.4 and 1.9(b) shall also be increased by an amount equal to the Estimated Cash, if any.

(c)         Delivery of the Closing Balance Sheet and Closing Statement of Indebtedness.    As soon as reasonably practicable following the Closing Date, and in any event within 90 calendar days thereafter, Parent shall deliver to the Representative, (i) a balance sheet of the Company as of 11:59 p.m., Pacific Standard Time, on the Closing Date (the “Closing Balance Sheet”), (ii) a calculation of Net Working Capital of the Company prepared by Parent as of 11:59 p.m., Pacific Standard Time, on the Closing Date, determined using the Closing Balance Sheet (the “Closing Net Working Capital”), (iii) a statement reflecting the Indebtedness of the Company immediately prior to the Closing (the “Closing Statement of Indebtedness”) and (iv) a statement reflecting the Cash of the Company immediately prior to the Closing (the “Closing Statement of Cash”). The total amount of Indebtedness on the Closing Statement of Indebtedness shall be the “Closing Indebtedness.” The total amount of Cash on the Closing Statement of Cash shall be the “Closing Cash.” For purposes of preparing the Closing Balance Sheet and the calculation of Closing Net Working Capital, Parent shall, or shall cause the Surviving Company to, take, within a reasonable period of time following the Closing, a physical count of the inventory of the Surviving Company. Designees of the Representative may observe the taking of such physical count. The Closing Balance Sheet and Closing Statement of Cash shall be prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied by the Company in a manner consistent with the accounting principles applied in the preparation of the Annual Financial Statements (as hereinafter defined) of the Company.

(d)         Audit Rights; Agreement upon the Closing Net Working Capital, Closing Indebtedness and Closing Cash.     Upon delivery of the Closing Balance Sheet, the Closing Statement of Indebtedness and the Closing Statement of Cash, Parent shall provide the Representative and its accountants reasonable access to the accountants and accounting records of the Company and shall use its commercially reasonable efforts to provide the Representative with reasonable access to any and all working papers prepared by the Company or Parent related to the preparation of the Closing Balance Sheet, the Closing Statement of Indebtedness and the Closing Statement of Cash, and the calculation of Closing Net Working Capital, Closing Indebtedness and Closing Cash. If the Representative disagrees with the calculation of the Closing Net Working Capital or Closing Cash as not being in accordance with GAAP consistent with the Audited Financial Statements, or, in any case, as having computational errors, the

Representative must notify Parent of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement, within 30 days after its receipt of the Closing Balance Sheet and the calculation of Closing Net Working Capital, the Closing Statement of Indebtedness and the calculation of Closing Indebtedness or the Closing Statement of Cash and the calculation of Cash, as the case may be. In the event that the Representative does not provide such a notice of disagreement within such 30 day period, the Representative shall be deemed to have accepted the Closing Balance Sheet and the calculation of Closing Net Working Capital set forth therein and/or the Closing Statement of Indebtedness and the calculation of Closing Indebtedness set forth therein and/or the Closing Statement of Cash and the calculation of Closing Cash set forth therein, each as delivered by Parent, which, in any or all cases, if not objected to within the relevant 30 day period, shall then be final, binding and conclusive for all purposes hereunder. In the event any such notice of disagreement is timely provided, Parent and the Representative shall use commercially reasonable efforts for a period of 30 days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the preparation of the Closing Balance Sheet and/or the calculation of Closing Net Working Capital or the Closing Statement of Indebtedness and/or calculation of Closing Indebtedness or the Closing Statement of Cash and/or calculation of Closing Cash, as the case may be. If, at the end of such period, they are unable to resolve such disagreements, then Parent and the Representative shall mutually select an independent accounting firm of recognized national standing (the “Auditor”) to act as a referee to resolve any remaining disagreements. The Auditor shall determine as promptly as practicable, but in any event within 30 calendar days after the date on which such dispute is referred to the Auditor, based solely on the terms of this Agreement, any remaining disputes. Each of Parent and the Representative (or their respective designees) shall be permitted to submit a proposed Closing Balance Sheet, Closing Statement of Indebtedness or Closing Statement of Cash, as the case may be and applicable supporting documentation and to make a presentation to the Auditor in connection with the resolution of any such disagreements, and, without the mutual agreement of Parent and the Representative, the Auditor shall not rely on or consider any other documents, materials, presentations or evidence (other than the plain language of the Agreement) in making its determination. To the extent that a value has been assigned to any disagreement that remains in dispute, the Auditor shall not assign a value to such objection that is greater than the greatest value for such objection claimed by either Party or less than the smallest value for such objection claimed by either Party. It is the intent of the Parties that the process set forth in this Section 1.11(d) and the activities of the Auditor in connection herewith are not (and should not be considered to be or treated as) an arbitration proceeding or similar arbitral process and that no formal arbitration rules should be followed (including, in particular, but without limitation, rules with respect to procedures and discovery). The fees and expenses of the Auditor incurred in connection with its review and resolution of any disputes shall be allocated between Parent, on one hand, and the Representative, on the other, by the Auditor in proportion to the extent either of such Parties did not prevail in the aggregate on items in dispute on their respective Closing Balance Sheets, Closing Statements of Indebtedness or Closing Statements of Cash, as the case may be; provided, that such fees and expenses shall not include, so long as a Party complies with the procedures of this Section, the other Party’s outside counsel, accounting or other fees. The determination of the Auditor shall be final, conclusive and binding on the Parties. The amounts of the Closing Net Working Capital, Closing Indebtedness and Closing Cash as finally determined in accordance with the terms of this Section 1.11 shall be referred to as the “Final Closing Net Working Capital,” “Final Closing Indebtedness” and “Final Closing Cash,” respectively. The date on which the Final Closing Net Working Capital, Final Closing Indebtedness and Final Closing Cash are all finally determined in accordance with this Section 1.11(d) (or the latest date on which any of such calculation is finally determined) is hereinafter referred to as, the “Determination Date.”

(e)         Definitions.     The following terms shall have the following meanings:

(i)        “Cash Adjustment Amount,” which may be positive or negative, means (A) the Final Closing Cash, minus (B) the Estimated Cash.

(ii)        “Final Net Working Capital Excess” means, expressed as a positive number, (I) if the Final Closing Net Working Capital is greater than the Target Net Working Capital and the Estimated Net Working Capital (which is less than the Target Net Working Capital), the amount of any Estimated Net Working Capital Shortfall previously deducted from the Initial Merger Consideration or (II) if the Final Net Working Capital is less than the Target Net Working Capital but greater than the Estimated Net Working Capital, then the amount by which the Final Net Working Capital exceeds the Estimated Net Working Capital.

(iii)        “Final Net Working Capital Shortfall” means, expressed as a negative number, if the Final Closing Net Working Capital is less than the Target Net Working Capital and less than the Estimated Net Working Capital, the amount by which the Target Net Working Capital exceeds the Final Closing Net Working Capital less any Estimated Net Working Capital Shortfall previously deducted from the Initial Merger Consideration.

(iv)        “Indebtedness Adjustment Amount,” which may be positive or negative, means (A) the Final Closing Indebtedness, minus (B) the Estimated Indebtedness, each expressed as a negative number.

(v)        “Working Capital Adjustment Amount,” which may be positive or negative, means the Final Net Working Capital Excess or Final Net Working Capital Shortfall, as applicable.

For purposes of convenience only, the Parties agree that upon the final determination of the Indebtedness Adjustment Amount, the Cash Adjustment Amount and the Working Capital Adjustment Amount, such amounts shall be aggregated for the purpose of paying the Adjustment Amount (as defined below) to Parent or the Representative, as the case may be. The sum of the Indebtedness Adjustment Amount, Cash Adjustment Amount and the Working Capital Adjustment Amount shall be the “Adjustment Amount”. For example, if the Indebtedness Adjustment Amount equals negative $1,000,000 (i.e., such amount is owed to Parent), the Cash Adjustment Amount equals negative $200,000 (i.e., such amount is owed to Parent) and the Working Capital Adjustment Amount equals positive $100,000 (i.e., such amount is owed to the Stockholders), each as finally determined, then the Adjustment Amount would be negative $1,100,000 and such amount would be owed to Parent in accordance with the terms of this Section 1.11.

(f)         Positive Adjustment Payment.     If the Adjustment Amount is a positive number, then, promptly following the Determination Date, and in any event within three Business Days of the Determination Date, Parent shall deposit (by wire transfer of immediately available funds) the Adjustment Amount (other than the portion of the Adjustment Amount allocable to the Unvested Restricted Shares, which shall be payable to the holders of the Unvested Restricted Shares when such Unvested Restricted Shares vest according to the vesting schedule applicable to such Shares as of the Effective Time) in such bank account(s) as may be designated by the Representative, for distribution to the Stockholders (other than any Stockholder who holds Dissenting Shares or Restricted Shares), without interest.

(g)         Negative Adjustment Payment.     If the Adjustment Amount is a negative number, then, promptly following the Determination Date, and in any event within five Business Days of the Determination Date, the Parties shall cause the Escrow Agent to pay (by wire transfer of immediately available funds) to Parent out of the Escrow Amount an amount equal to the lesser of (A) the Adjustment Amount, together with any interest earned on that portion of the Escrow Amount equal to the Adjustment Amount or (B) the full amount of the Escrow Amount, together with any interest earned thereon.

For purposes of this Agreement, “Indebtedness” shall mean, without duplication (i) all indebtedness for borrowed money, (ii) that portion of obligations with respect to capital leases that is properly classified as a liability on a balance sheet in conformity with GAAP (as hereinafter defined); (iii) notes payable and drafts accepted representing extensions of credit whether or not representing obligations for borrowed money (for the avoidance of doubt, excluding any trade accounts payable and checks payable to the Company, which have been endorsed by the Company for collection in the ordinary course of business); (iv) guaranties securing indebtedness for borrowed money; (v) all amounts drawn under outstanding letters of credit; (vi) all deferred compensation obligations, including (A) all payment obligations under the Company’s non-qualified deferred compensation plans and (B) any underfunded pension, termination indemnity, seniority premium, or post-retirement liabilities of the Company as required to be measured under SFAS 87 or SFAS 106 at the transaction date; (vii) all costs and obligations incurred in connection with a change of control of the Company (excluding the Estimated Company Transaction Expenses); (viii) dividends payable on any Shares, regardless of whether or not accrued; and (ix) liability for any Taxes attributable to any Tax period or portion thereof ending on or prior to the Closing Date that would be required in accordance with GAAP to be reflected as liabilities on the Company’s balance sheet, other than current Taxes, and (x) all interest, any premiums payable or any other costs or charges (including any prepayment penalties) on any instruments or obligations described in clauses (i) through (ix) hereof, all as the same may be payable upon the complete and final payoff thereof, regardless of whether such payoff occurs prior to, simultaneous with or following the Closing.

1.12	Escrow and Representative Expense Account.

(a)         Escrow Account.    On the Closing Date, Parent shall pay (or cause to be paid), by wire transfer of immediately available funds, the Escrow Amount to the Escrow Agent, to be held in escrow to satisfy, at least in part, any claims by (i) Parent for satisfaction of any post-closing adjustment pursuant to Section 1.11; (ii) any Parent Indemnified Person for any indemnification claim of any Parent Indemnified Person pursuant to Section 8.2; or (iii) any Parent Indemnified Person pursuant to this Agreement or in connection with the transactions contemplated hereby (the “Escrow Account”). The Escrow Agent shall hold and invest the Escrow Amount in accordance with the terms of the Escrow Agreement and all interest and earnings earned from the investment and reinvestment of the Escrow Amount shall be added to the Escrow Account. The Parties agree for all Tax purposes that: (i) the right of the Stockholders to the Escrow Amount shall be treated as deferred purchase price eligible for installment sale treatment under Section 453 of the Code and any corresponding provisions of state, local or non-U.S. law, as appropriate; (ii) interest may be imputed on such amount, as required by Section 483 or 1274 of the Code; (iii) Parent shall be treated as the owner of the Escrow Amount and all interest and earnings earned from the investment and reinvestment of the Escrow Amount, or portion thereof, shall be allocable to Parent for Tax purposes pursuant to Section 468B(g) of the Code and Proposed Treasury Regulations section 1.468B-8; and (iv) in no event shall the total amount of the Escrow Amount, plus interest and earnings thereon, paid to the Stockholders under this Agreement exceed an amount designated by the Parties prior to Closing.

(b)         The Representative.     Upon any claim for indemnification pursuant to Section 8.2, the Representative shall serve as the designated representative of the Stockholders for purposes of receiving notices, contesting claims, and authorizing payments for such claims. If the Stockholders become obligated (whether through mutual agreement between Parent and the Representative, as a result of a final non-appealable judicial determination or otherwise finally determined in accordance with the terms hereof or the terms of the Escrow Agreement) to provide an adjustment, indemnification or another payment pursuant to or in accordance with the terms of this Agreement, Parent and the Representative shall, if necessary for the release of funds from the Escrow Account, promptly execute joint written instructions to the Escrow Agent to disburse the appropriate amount from the Escrow Account in accordance with the terms of this Agreement and the Escrow Agreement.

(c) Representative Expense Account.    At Closing, Parent shall withhold the Representative Expense Amount from the Merger Consideration otherwise payable pursuant to Section 1.4 and shall pay the Representative Expense Amount to an account, separate from the Escrow Account, designated by the Representative. The Representative Expense Amount shall be held, used and disbursed by or at the direction of the Representative for the purpose of paying fees and satisfying expenses of the Representative incurred in connection with the discharge of its duties under this Agreement or the Escrow Agreement, including the costs and expenses incurred by the Representative in defending against any claim or liability in performing his duties on behalf of the Stockholders. The Representative shall have the right to recover all costs and expenses incurred hereunder from the Representative Expense Amount as such costs and expenses arise. If any of the Representative Expense Amount remains after the

Representative has discharged its duties under this Agreement, the Representative shall pay to each Stockholder an amount equal to such Stockholder’s Percentage of such excess. At all times, Stockholders shall be treated for all Tax purposes as the owners of the Representative Expense Amount and all interest and earnings thereon, if any.

(d)         Remaining Balance in Escrow Account.    On the first anniversary of the Closing Date, Parent and the Representative shall cause the Escrow Agent (in accordance with the terms of the Escrow Agreement) to pay (by wire transfer of immediately available funds) to such account(s) designated in the Escrow Agreement, any amounts in the Escrow Account (which have not then been claimed by Parent to be owed to a Parent Indemnified Person) in excess of the amount of (i) eight million dollars ($8,000,000) (the “Remaining Escrow Amount”) plus (ii) any interest earned on the Remaining Escrow Amount, for distribution to the Stockholders (except that any amount then comprising Unvested Consideration or forfeited Unvested Consideration and the interest earned thereon shall be paid to Parent subject to the terms and conditions of Section 1.7(b) hereof) in accordance with the terms of the Escrow Agreement. Upon the expiration of the 18-month period following the Closing Date, Parent and the Representative shall cause the Escrow Agent (in accordance with the terms of the Escrow Agreement) to pay (by wire transfer of immediately available funds) to such account(s) designated in the Escrow Agreement, any remaining amounts in the Escrow Account (which have not then been claimed by Parent to be owed to a Parent Indemnified Person), together with any interest earned on any such amount, for distribution to the Stockholders (except that any amount then comprising Unvested Consideration or forfeited Unvested Consideration and the interest earned thereon shall be paid to Parent subject to the terms and conditions of Section 1.7(b) hereof) in accordance with the terms of the Escrow Agreement.

(e)         Merger Consideration Adjustments.     Except for any interest amount(s) paid thereon, any amounts distributed to Parent pursuant to the provisions of this Section 1.12 shall be deemed to be and treated for all purposes as adjustments to the Merger Consideration, except as otherwise provided in Section 1.12(c).

1.13	Company Transaction Expenses.

(a)         Estimated Company Transaction Expenses. At least two Business Days prior to the Closing Date, the Representative shall provide to Parent an estimate (which estimate shall include such reserves as the Representative determines in good faith to be appropriate for any expenses that are not then known or determinable) on Schedule 1.13(a) of the Company Transaction Expenses (segregated by payee, to the extent reasonably known or anticipated), that have been incurred (but not yet paid) prior to Closing and that may be incurred at or after the Closing (“Estimated Company Transaction Expenses”). For purposes of this Agreement, “Company Transaction Expenses” means all expenses incurred or to be incurred by the Company, the Stockholders and the Representative on behalf of the Company, the Stockholders or the Representative in connection with the preparation, negotiation and execution of this Agreement and the Escrow Agreement and/or the consummation of the transactions contemplated hereby (including, without limitation, the Merger), including, but not limited to, all accounting, legal, investment banking and commercial banking fees and expenses related thereto. Set forth on Schedule 1.13(a) is a good faith estimate as of the date of this Agreement of all Company Transaction Expenses.

(b)         Payment of Estimated Company Transaction Expenses.     On the Closing Date, Parent shall pay (by wire transfer of immediately available funds): (i) to Wilson Sonsini Goodrich & Rosati, the amount indicated in the Estimated Company Transaction Expenses as payable to Wilson Sonsini Goodrich & Rosati; (ii) to AGC Partners the amount indicated in the Estimated Company Transaction Expenses as payable to AGC Partners; and (iii) to the Representative or its designee, an aggregate amount of cash equal to the aggregate amount of Estimated Company Transaction Expenses, less any amounts paid under clauses (i) through (ii) above, which the Representative shall use to promptly pay (and in any event within five Business Days) the Estimated Company Transaction Expenses, other than, or in addition to, those referenced in clauses (i) through (ii) above. After payment of the Company Transaction Expenses has been completed, the Representative shall distribute to the Stockholders (other than any Stockholder who holds Dissenting Shares), any remaining cash less any amount of such remaining cash that would be payable with respect to Dissenting Shares if such Shares had not been Dissenting Shares with such amount being paid to Parent.

1.14         Organizational Documents of the Surviving Company.     The Amended and Restated Certificate of Incorporation and Bylaws of the Surviving Company shall be as set forth in Exhibits E and F, respectively (together, the “Surviving Company Organizational Documents”).

1.15	Directors and Officers of the Surviving Company

(a)         The directors and officers set forth on Schedule 1.15(a) shall be the directors and officers of the Surviving Company, effective as of the Effective Time, until their successors shall have been duly elected and qualified or until their earlier death, resignation or removal.

(b)         The Surviving Company shall (and Parent shall cause the Surviving Company to) honor its obligations under the Surviving Company Organizational Documents with respect to the directors and officers set forth on Schedule 1.15(b) (each, a “Company Indemnified Person” and collectively, the “Company Indemnified Persons”).

(c)         During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) cause the Surviving Company Organizational Documents to contain provisions with respect to indemnification, exculpation and the advancement of expenses, covering acts and omissions of the Company Indemnified Persons, in each case in their capacities as officers or directors of the Company, occurring at or prior to the Effective Time, which provisions are at least as favorable as the indemnification, exculpation and advancement of expenses provisions contained in the Company Organizational Documents as of the date hereof, and, during such six-year period, except as required by applicable Law, such provisions shall not be repealed, amended or otherwise modified in any manner that adversely affects the rights of the Company Indemnified Persons thereunder. Prior to the Closing, the Company shall have purchased a six-year tail policy or policies (the “Tail Policy”) for its officers’ and directors’ liability insurance on terms consistent with those in effect for the Company immediately prior to the date hereof. Parent shall pay 50% of the cost of such Tail Policy; provided, however, that in no event shall Parent’s portion of such cost exceed Fifty Thousand Dollars ($50,000). Following the Effective Time, Parent shall cause the Surviving Company to maintain such policy in full force and effect throughout the term of such policy (with no obligation to extend the policy beyond its six-year term) and to continue to honor its obligations thereunder. Except as expressly provided in Section 1.15(b) and (c), for each present and former director, officer, employee, fiduciary and agent of the Company, the Tail Policy, together with any other policy of directors’ and officers’ liability insurance held by the Company and in effect prior to the Effective Time under which coverage is available, shall be the sole source of indemnification by the Parent, the Company or the Surviving Company.

1.16	Stockholders’ Representative; Actions.

(a)         Desmond P. Wilson III has been appointed as the true and lawful attorney-in-fact of the Stockholders for all matters in connection with this Agreement and the Escrow Agreement (the “Representative”) pursuant to and by virtue of the requisite approval of this Agreement by the holders of the Shares. The Representative will act on behalf of the Stockholders with respect to all matters requiring action by the Stockholders under this Agreement or the Escrow Agreement. The Representative hereby accepts such appointment. In the event of the incapacity or resignation or any vacancy of the Representative, a successor representative will be appointed by a majority of the Shares held by the Stockholders.

(b)         The Representative shall take all actions required to be taken by the Stockholders under this Agreement or the Escrow Agreement and may take any action contemplated by this Agreement or the Escrow Agreement. By giving notice to the Representative in the manner provided by Section 10.1, Parent shall be deemed to have given notice to all Stockholders. Any action taken by the Representative may be considered by Parent to be the action of the Stockholder(s) for whom such action was taken for all purposes of this Agreement or the Escrow Agreement.

(c)         In the event that Parent gives notice to the Representative of a claim for which indemnification may be sought, the Representative shall have the authority to determine, in his or her sole judgment, whether to retain counsel (and to select that counsel) to protect the Stockholders’ interests, subject to Section 8.5, whether to consent to indemnification and to make all other decisions required to be made by the Stockholders pursuant to this Agreement or the Escrow Agreement, including without limitation whether to consent or withhold his or her consent to any settlement or compromise of a claim.

(d)         The Representative shall not be liable to any Stockholder for any act or omission taken pursuant to or in conjunction with this Agreement, except for his or her own gross negligence. The Stockholders shall indemnify and hold the Representative, and each successor thereof, harmless from any and all liability, expenses or losses (including, without limitation, counsel fees) which may arise out of any action taken or omitted by him or her as Representative in accordance with this Agreement or the Escrow Agreement, as the same may be amended, modified or supplemented, except such liability and expense as may result from the gross negligence of the Representative and arising out of or in connection with the acceptance or administration of the Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Representative (“Representative Expenses”). The Representative shall have the right to recover Representative Expenses, or to set aside a reserve fund for Representative Expenses reasonably likely to be incurred from any positive Adjustment Amount or any amount to be distributed to the Stockholders from the Escrow Account; provided, however, that while this Section 1.16(d) allows the Representative to be paid from any Adjustment Amount and any amount to be distributed to the Stockholders from the Escrow Account, this does not relieve the Stockholders from their obligation to promptly pay such Representative Expenses, nor does it prevent the Representative from seeking any remedies available to it at law or otherwise. A decision, act, consent or instruction of the Representative, including an amendment, extension or waiver of this Agreement pursuant to Sections 10.10 and 10.12, shall constitute a decision of the Stockholders and shall be final, binding and conclusive upon the Stockholders; and the Escrow Agent and Parent may rely upon any such decision, act, consent or instruction of the Representative as being the decision, act, consent or instruction of the Stockholders. The Escrow Agent and Parent are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Representative.

(e)         The Representative agrees that within a commercially reasonable time after receipt of notice of a claim, he or she shall give each Stockholder notice of the same and shall from time to time keep the Stockholders apprised as to developments with respect to such claim. Such notices shall be sent to the Stockholders at their respective addresses as may be communicated to the Representative in writing by the Stockholders.

ARTICLE 2

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the schedules (the “Disclosure Schedule”) prepared by the Company and delivered to Parent prior to the execution of this Agreement setting forth specific exceptions to the Company’s representations and warranties set forth herein (which exceptions shall specifically identify the section or subsection of a single section or subsection of this Agreement, as applicable, to which such exception relates and be limited in their effect to such identified, sections or subsections, except where it is readily apparent from the face of any such disclosure that such exception relates to another section or subsection hereof, in which case it shall also be applicable to such other provision without additional disclosure), the Company hereby makes the following representations and warranties to Parent and Acquisition Subsidiary, each of which is true and correct on the date hereof and on the Closing Date and each of which shall survive the Closing as provided in Section 8.1.

2.1	Organization, Qualification and Power.

(a)         The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has delivered or made available to Parent true, complete and correct copies of the Certificate of Incorporation and Bylaws of the Company (together, the “Company Organizational Documents”).

(b)         The Company has all requisite power and authority to own, lease and use its assets and properties and to conduct the business in which it is currently engaged and which it plans to engage and holds all licenses and permits necessary and required therefor and all such licenses and permits are valid and subsisting. The Company is duly registered or qualified to do business as a foreign corporation and is in good standing in the state(s), countries or other jurisdictions listed on Schedule 2.1. The Company is not required to be registered, licensed or qualified to do business in any other jurisdiction.

2.2	Subsidiaries.

(a)         The Company does not have, and has never had, any Subsidiaries. The Company does not, directly or indirectly, own or have the right or the obligation to acquire and has not, directly or indirectly, owned or had the right or the obligation to acquire any capital stock, equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any capital stock, equity or similar interest in, any Person.

(b)         “Subsidiary” means, with respect to any Person, any corporation, association limited liability company or other business entity of which more than 50% of the total voting power of shares of stock (or equivalent ownership or controlling interest) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other subsidiaries of that Person or a combination thereof.

2.3	Capitalization and Related Matters.

(a)         The authorized capital stock of the Company consists solely of 125,000,000 shares of Common Stock, of which 16,430,845 shares (including 9,888,345 Restricted Shares) are issued and outstanding, and 25,000,000 shares of Preferred Stock designated as follows: 5,500,000 shares of Series A Preferred Stock, of which 4,950,000 shares are issued and outstanding, 1,469,600 shares of Series B Preferred Stock, all of which shares are issued and outstanding, 2,290,620 shares of Series C Preferred Stock, all of which shares are issued and outstanding, and 850,000 shares of Series D Preferred Stock, of which 758,757 shares are issued and outstanding (each such outstanding share, a “Share” and, collectively, the “Shares”).

(b)         Schedule 2.3(b) lists each holder of the Shares, the number of Shares owned by each Stockholder as of the date hereof, and whether any of such Shares are unvested or subject to a repurchase option, risk of forfeiture or other contractual right as of the date hereof.

All Shares of capital stock in the Company are owned by the Stockholders, of record and beneficially, and the Shares constitute the only issued and outstanding capital stock of the Company. To the knowledge of the Company, each Stockholder owns his, her or its Shares in the Company free and clear of any lien, claim, encumbrance, security interest, charge, pledge, equitable interest or other restriction or adverse claim of whatever nature, including any restrictions on use, transfer, receipt of income, voting or exercise of any other attribute of ownership. Except as set forth on Schedule 2.3(b), all of the Shares were duly authorized and validly issued; are fully paid and non-assessable without restriction on the right of transfer thereof; and were not, when issued, subject to any unwaived preemptive rights.

(c)         Schedule 2.3(c) lists each stock issuance or other agreement pursuant to which Restricted Shares outstanding as of the date hereof were acquired, the name of the Stockholder who is a party to the agreement, the number of shares of the Company’s Common Stock acquired thereunder, the date of the agreement, and any vesting schedule, including any amendments of vesting schedules to occur in connection with the Merger. The stock issuance agreements listed in Schedule 2.3(c) are, collectively, the “Restricted Share Issuance Agreements.”

(d)         Except for the Restricted Share Issuance Agreements, (i) there are no authorized or outstanding (A) securities of the Company other than the Shares, (B) warrants, preemptive rights, calls, options, stock purchase rights or other rights with respect to any securities of the Company or any securities or right convertible into, exchangeable for, or evidencing the right to subscribe for, any shares of the Company’s capital stock, or (C) stock appreciation, phantom rights, profit participation or similar rights with respect to the Company, and (ii) neither the Company nor, to the knowledge of the Company, any of the Stockholders is subject to any obligation to issue, sell, deliver, redeem, or otherwise transfer, acquire, repurchase, or retire the Shares or any other securities of the Company. Except as set forth on Schedule 2.3(d), there are no stockholder agreements, buy-sell agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is, or any of the Shares are, bound, any such agreements previously in effect having been terminated on the date hereof.

(e)         The Restricted Shares may, in accordance with their respective terms, be treated in the manner provided for in this Agreement.

(f)         All of the Shares and other securities of the Company have been issued in accordance with applicable federal, state and foreign securities laws. The transactions contemplated by this Agreement are not subject to any preemptive rights.

(g)         When paid in accordance with and subject to the terms of this Agreement, each of the amounts payable to the Stockholders under Section 1.5 and Section 1.7 has been calculated and will be paid in accordance with and subject to all terms of the Certificate of Incorporation of the Company, all applicable Laws and any other agreements to which the Company is a party, to which the Company is subject or by which the Company is bound.

2.4	Enforceability; Noncontravention.

(a)         The Company has full power and authority to enter into this Agreement, to perform its obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its respective terms, except to the extent that enforceability hereof may be limited by bankruptcy and other similar laws affecting the rights and remedies of creditors generally and general equitable principles. The Representative has full power and authority to enter into this Agreement and the Escrow Agreement and to consummate the transactions contemplated thereby, and this Agreement and the Escrow Agreement constitutes the valid and binding obligation of the Representative, enforceable against the Representative in accordance with it terms.

(b)         Except as set forth on Schedule 2.4(b), neither the Company nor the Representative is a party to, subject to or bound by any note, bond, mortgage, indenture, deed of trust, agreement, lien, lease, contract or other instrument or obligation or any statute, law, rule, regulation, judgment, order, writ, injunction, or decree of any court, administrative or regulatory body, governmental agency, arbitrator, mediator or similar body, franchise or license, which would (i) conflict with or be breached or violated or the rights or the obligations thereunder accelerated, increased, extinguished or terminated (whether or not with notice or lapse of time or both) by the execution, delivery or performance by them of this Agreement, the Escrow Agreement or the agreements contemplated hereby or thereby, except for those agreements, licenses, or contracts where such conflict, breach or violation would not, individually or in the aggregate, subject the Company to any material liability or otherwise adversely affect the Company in any material respect or (ii) prevent the carrying out of the transactions contemplated hereby or by the Escrow Agreement. Except as set forth on Schedule 2.4(b), no permit, consent, waiver, approval or authorization of, or declaration to or filing or registration with, any third person or Government is required in connection with the execution, delivery or performance of this Agreement and the Escrow Agreement by the Company or the Representative, or the consummation by the Company or the Representative of the transactions contemplated hereby or by the Escrow Agreement. The execution of this Agreement and the consummation of the transactions contemplated hereby will not result in the creation of any Liens against the Shares, the Company or any of the properties or assets of the Company. None of the execution and delivery of this Agreement or the Escrow Agreement by the Company or the Representative, the performance by the Company and the Representative of its obligations hereunder or under the Escrow Agreement, nor the consummation of the transactions contemplated hereby or thereby will violate, conflict with or result in any breach of any provision of the organizational documents of the Company or the Representative.

(c)         The affirmative vote of (i) the holders of at least a majority of the outstanding Shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, voting as a single class on an as converted basis, (ii) the holders of at least a majority of the outstanding Shares of Series D Preferred Stock, voting as a single class on an as converted basis and (iii) the holders of at least a majority of the outstanding Shares of Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, voting as a single class on an as converted basis are the only votes of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Requisite Stockholder Approval”).

2.5	Financial Statements.

(a)         Set forth on Schedule 2.5 are (i) the audited balance sheets of the Company as of December 31, 2009, 2010 and 2011 and the related audited statements of operations, stockholders’ equity and cash flows for the periods then ended, together with notes and schedules thereto (the “Annual Financial Statements”), and (ii) the unaudited balance sheet of the Company as of May 31, 2012 and the related unaudited statements of operations, stockholders’ equity and cash flows for the fiscal year-to-date period then ended, together with notes and schedules, if any, thereto (the financial statements described in clause (ii) being the “Interim Financials” and, together with the Annual Financial Statements, the “Financial Statements”). For purposes of this Agreement, the unaudited balance sheet of the Company as of May 31, 2012 shall be considered the “Balance Sheet.” Schedule 2.5 lists, and the Company has delivered or made available to Parent copies of the documentation creating or governing all securitization transactions and “off-balance sheet arrangements,” if any (as defined in Item 303(c) of Regulation S-K under the Securities Act of 1933, as amended) and the rules and regulations thereunder (the “Securities Act”)), effected by the Company. KPMG LLP is and has been throughout the periods covered by the Financial Statements (x) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act of 2002), (y) “independent” with respect to the Company within the meaning of Regulation S-X, and (z) in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the related Rules and the Public Company Accounting Oversight Board. Schedule 2.5 lists all non-audit services performed by KPMG LLP for the Company.

(b)         The Financial Statements were derived from the books and records of the Company and (i) are true, complete and correct in all material respects, (ii) present fairly the financial position, results of operations, and cash flows of the Company at the dates and for the periods indicated, (iii) have been prepared in accordance with GAAP applied consistently, subject, in the case of the Interim Financials, to normal year-end adjustments and the absence of footnotes, and (iv) do not include any untrue statement of a material fact required to be stated or reflected therein or omit to state or reflect any material fact necessary to make any statements therein not misleading. To the Company’s knowledge, no fact exists which would cause any Financial Statement to need to be restated or amended.

2.6	Books and Records; Business Practices and Financial Controls.

(a)         True, correct and complete copies of the books of account, stock record books, minute books, bank accounts, and other corporate records of the Company have been made available to Parent, and such books and records have been maintained in accordance with good business practices. Except as set forth on Schedule 2.6(a), the minute books of the Company contain accurate and complete records of all meetings held of, and action taken by, the stockholders, the Board of Directors, and any committees of the Board of Directors of the

Company, and no meeting of any such stockholders, Board of Directors, or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of those books and records will be in the possession of the Company.

(b)         None of the directors, officers, agents or employees of the Company or any of its Affiliates acting with, on behalf of, or for the benefit of, the Company has established, maintained or created any fund, asset or liability that has not been recorded in the books and records of the Company.

(c)         The Company has established proper and adequate internal accounting controls which provide assurance that (i) transactions are executed with management’s authorization; (ii) transactions are recorded as necessary to permit preparation of the financial statements and to maintain accountability for its assets; (iii) access to its assets is permitted only in accordance with management’s authorization; (iv) the reporting of its assets is compared with existing assets at regular intervals; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection and/or valuation thereof on a current and timely basis.

(d)         The Company is not aware of, nor has Company’s independent auditor notified the Company of, and Company does not have any knowledge of, (i) any current material weakness or other deficiencies in the system of internal accounting controls utilized by Company, other than as set forth in Schedule 2.6(d), (ii) any fraud, whether or not material, that involves management or other employees of the Company who have a role in the preparation of financial statements or the internal accounting controls utilized by Company or (iii) any claim or allegation regarding any of the foregoing.

2.7	No Undisclosed Liabilities.

(a)        The Company does not have any liabilities or obligations whatsoever, whether known or unknown, accrued, absolute, contingent, unliquidated or otherwise, and there is no basis for any such liability or obligation or any claim in respect thereof, other than:

(i)         to the extent and for the amount reflected as a liability on the Balance Sheet, or that is otherwise not required to be disclosed on the Balance Sheet as a liability or obligation in accordance with GAAP;

(ii)         liabilities or obligations incurred in the Ordinary Course of Business since the date of the Balance Sheet (none of which, individually or in the aggregate, are a material liability or will or may reasonably be expected to adversely affect the Company in any material respect) that are not required to be set forth in a Schedule hereto;

(iii)         obligations for performance (but not for breach) under Contracts; and

(iv)         the other obligations and liabilities specifically disclosed on Schedule 2.7(a).

(b)         “Ordinary Course of Business” means only the ordinary course of commercial operations customarily engaged in by such Person consistent with past practices, and specifically does not include (a) activity (i) involving the purchase or sale of such Person or any product line or business unit thereof, (ii) involving assumption, adoption, or modification of any Plan or (iii) that requires approval by the Board of Directors or Managers, as applicable, or the stockholders, members or other equity holders of such Person, or (b) the incurrence of any liability for any tort or any breach of, violation of, or default under, any Contract or Law.

2.8	Taxes.

(a)        Except as set forth on Schedule 2.8(a), the Company has filed, or caused to be filed, on a timely basis all material Tax Returns required to be filed by it, and such Tax Returns are true, correct and complete in all material respects. Without limiting the foregoing, none of the Tax Returns contains any position that is, or would be, subject to penalties under section 6662 of the Code (or any corresponding provisions of state, local or non-U.S. Tax law). The Company has not entered into any “listed transactions” as defined in the Treasury Regulations section 1.6011-4(b)(2), and the Company has properly disclosed all reportable transactions, if any, as required by Treasury Regulations section 1.6011-4, including filing Form 8886 with Tax Returns and with the Office of Tax Shelter Analysis.

(b)        Schedule 2.8(b) lists all Tax Returns required to be filed by the Company for periods up to the Closing Date (whether or not the period ends on such date) that have not been filed on or before the Closing Date. The Company currently is not the beneficiary of any extension of time within which to file any Tax Return (other than automatic extensions).

(c) Except as otherwise disclosed on Schedule 2.8(c), all Taxes due and owing by the Company (whether or not reflected on any Tax Return) have been timely and fully paid and there are no reasonable grounds for the assertion or assessment of additional Taxes against the Company or any of its assets.

(d)        The Company has timely and properly withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party, including, but not limited to, amounts required to be withheld under Sections 1441 and 1442 of the Code (or similar provisions of state, local or non-U.S. Law).

(e)        Except as otherwise disclosed on Schedule 2.8(e), since the date of the Balance Sheet, the Company has not incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the Ordinary Course of Business. There are no Liens for Taxes (other than for current Taxes not yet delinquent) upon any assets of the Company.

(f)        The Company is not a party to or bound by, nor does the Company have any obligation under, any Tax indemnity, Tax sharing or Tax allocation agreement or arrangement or any other obligation to indemnify others with respect to Taxes that will be in effect after Closing.

(g)        The Company (i) is not and never has been a member of an “affiliated group” within the meaning of Section 1504 of the Code and (ii) does not have any liability for the Taxes of any Person under Treasury Regulation section 1.1502-6 (or similar provision of state, local or non-U.S. law) as a transferee or successor, by contract or otherwise.

(h)        The Company is not a party to or a partner in any joint venture, partnership or other arrangement or contract that, to the Company’s knowledge, could be treated as a partnership for federal Income Tax purposes.

(i)        Except as disclosed on Schedule 2.8(i), no claim has ever been made by a taxing authority in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(j)        Except as disclosed on Schedule 2.8(j), no federal, state, local or non-U.S. Tax audits, investigations, claims, assessments, or other administrative or judicial proceedings are pending or being conducted relating to Tax Returns or any liability in respect of Taxes of the Company.

(k)        The Company has not received from any federal, state, local or non-U.S. Tax authority (including jurisdictions where the Company has not filed a Tax Return) any (i) written notice indicating an intent to open an audit or other review; (ii) written request for information related to Tax matters; or (iii) except as disclosed on Schedule 2.8(k), written notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any Tax authority against the Company. No employee of the Company responsible for Tax matters has received from any federal, state, local or non-U.S. Tax authority (including jurisdictions where the Company has not filed a Tax Return) any oral notices or requests described in (i), (ii), or (iii) of this Section 2.8(k).

(l)        Except as otherwise disclosed on Schedule 2.8(l), none of the Company’s Tax Attributes are (except as a result of the Merger) subject to any limitation, reduction or diminution in value. For purposes of this Agreement, “Tax Attributes” shall mean any net operating losses, net capital losses, investment tax credit, foreign tax credit, charitable deduction or any other credit or tax attribute that could be carried forward or back to reduce Taxes (including without limitation deductions and credits related to alternative minimum Taxes).

(m)        The Company has not waived any statutes of limitation in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, other than extensions disclosed on Schedule 2.8(m) resulting from valid extension of the due date for filing any Tax Return.

(n)        True, correct and complete copies of all Income Tax Returns, Tax examination reports and statements of deficiencies assessed against, or agreed to with respect to the Company with respect to the last three years with the IRS or any other taxing authority have been delivered to Parent.

(o)        The Company does not have a permanent establishment in any foreign country, except as otherwise disclosed on Schedule 2.8(o).

(p)        The Company does not have an “overall foreign loss” within the meaning of Section 904 of the Code or a “dual consolidated loss” within the meaning of Treasury Regulations section 1.1503-2, except as otherwise disclosed on Schedule 2.8(p).

(q)        The Company is not a party to any agreement, contract, arrangement or plan that has resulted or could reasonably be expected to result, separately or in the aggregate, in a payment that would not be fully deductible as a result of Section 280G of the Code or any similar provision of non-U.S., state, or local law (determined without regard to Sections 280G(b)(4) or 280G(b)(5) of the Code), except as otherwise disclosed on Schedule 2.8(q).

(r)        Except as otherwise disclosed on Schedule 2.8(r), the Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Section 1502 of the Code and the Treasury Regulations thereunder (or any corresponding or similar provision of state, local or foreign Law); (v) the application of Section 362(e) (or any corresponding or similar provision of federal, state, local or foreign Law); or (vi) election under Section 108(i) of the Code.

(s)        None of the assets of the Company has been financed with or directly or indirectly secures any debt the interest on which is tax-exempt under Section 103(a) of the Code. The Company is not a borrower or guarantor of any outstanding industrial revenue bonds, and the Company is not a tenant, principal user or related person to any principal user (within the meaning of Section 144(a) of the Code) of any property that has been financed or improved with the proceeds of any industrial revenue bonds.

(t)        None of the assets of the Company is “tax-exempt use property” within the meaning of Section 168(h) of the Code.

(u)        The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(v)        As used in this Agreement, “Taxes” means all taxes, charges, fees, levies, or other like assessments, including without limitation, all federal, possession, state, city, county and non-U.S. (or governmental unit, agency, or political subdivision of any of the foregoing) income, profits, employment (including social security, unemployment insurance and withholding), franchise, gross receipts, sales, use, transfer, stamp, license, occupation, real and personal property, capital, severance, premium, windfall profits, customs, duties, ad valorem, recapture, value added and excise taxes, Pension Benefit Guaranty Corporation premiums and any other governmental charges of the same or similar nature; including any interest, penalty, or addition thereto, whether disputed or not. Any one of the foregoing shall be referred to sometimes as a “Tax.”

(w)        As used in this Agreement, “Tax Returns” means all returns, declarations, reports, estimates, claims for refund, information statements, statements of foreign bank and financial accounts, such as Form TDF 90-22.1 or any similar or successor reporting requirements, or returns relating to or required to be filed in connection with any Taxes, including any schedule or attachment thereto, and including any amendment thereof. Any one of the foregoing Tax Returns shall be referred to sometimes as a “Tax Return.”

(x)        As used in this Agreement, “Income Tax” means all Taxes based upon, measured by, or calculated with respect to (i) gross or net income or gross or net receipts or profits (including, but not limited to, any capital gains, minimum Taxes and any Taxes on items of Tax preference, but not including sales, use, goods and services, value added, real or personal property transfer or other similar Taxes), and (ii) multiple bases (including, but not limited to corporate franchise, doing business or occupation Taxes) if one or more of the bases upon which such Tax may be based upon, measured by, or calculated with respect to, is described in clause (i) above.

2.9	Assets and Real Property.

(a)        Except as set forth on Schedule 2.9(a)(i), the Company is the sole owner of all right, title, and interest in and to all assets reflected as being owned by it on the Balance Sheet and all other assets and property, real and personal, tangible and intangible owned, held or used by it, other than (i) any property or assets leased to the Company or (ii) Intellectual Property licensed to the Company (collectively, the “Assets,” and, together with all property or assets leased to the Company (the “Property”)), and, except as set forth on Schedule 2.9(a)(ii), there exists no restriction on the use or transfer of the Property. No Property is in the possession of others and the Company does not hold any property on consignment. The Company has (i) good title to all of the Assets, free and clear of all liens, claims, encumbrances, security interests, charges, pledges, equitable interests or other restrictions or adverse claims of whatever nature, including any restrictions on use, transfer, receipt of income, voting or exercise of any other attribute of ownership, other than (i) mechanics’, materialmen’s, suppliers’ and similar liens as to which the Company is not in default of the underlying obligation, (ii) liens for taxes, assessments, governmental charges and levies that are not yet delinquent or that are being contested in good faith, but only to the extent an adequate reserve has been accrued for such amount as a current liability on the Closing Balance

Sheet, (iii) liens arising through or under any landlords of leased real property and (iv) easements, restrictions and other title encumbrances that do not materially interfere with the use of the property (collectively, “Liens”), and (ii) a valid leasehold or subleasehold interest in all of the leased Property or a valid license right to use all of the licensed Property, free and clear of all Liens. Upon the Closing, the Company shall continue to be vested with good title to, or a valid leasehold interest or license right interest in, the Property. Set forth on Schedule 2.9(a)(iii) is a list of all fixed assets of the Company as of the end of the last completed calendar month prior to the date hereof.

(b)        All of the tangible Property has been maintained in accordance with normal industry practice, is in good operating condition and repair (subject to normal wear and tear), and is suitable for the purposes for which it is presently used.

(c)        The Company does not own and has never owned any real property.

(d)        Schedule 2.9(d)(i) contains a complete and accurate list of all real property interests leased or subleased by the Company as tenant (collectively, the “Leased Real Property”). Except as set forth in Schedule 2.9(d)(ii), the Company holds a valid leasehold or subleasehold interest in the Leased Real Property, and each lease or sublease pursuant to which the Company leases or subleases such Leased Real Property as a tenant (the “Real Property Leases”) is enforceable against the Company and, to the knowledge of the Company, the applicable landlord(s), in accordance with its terms, except to the extent that such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law). Schedule 2.9(d) contains a complete and accurate list of all Real Property Leases and identifies each landlord under the Real Property Leases which, to the Company’s knowledge, has been adjusted bankrupt or insolvent or there is entered against such landlord an order for relief in any bankruptcy or insolvency proceeding. Neither the Company nor, to the knowledge of the Company, the applicable landlord is in default in the performance, observance or fulfillment of any obligation, covenant or condition contained in any Real Property Lease to which it is a party or bound, and, to the knowledge of the Company, no event caused by the Company has occurred that (with or without the giving of notice or lapse of time, or both) would constitute a default by the Company thereunder which may result in the termination or cancellation thereof, diminish the enforceability thereof, or otherwise contravene, conflict with or modify the terms and requirements of any of the Real Property Leases. The Real Property Leases are without modification (written or oral) except as set forth in Schedule 2.9(d), and true, accurate and complete copies of all documents comprising the same, with all supplements, amendments and exhibits thereto, have been made available by the Company to Parent. To the Company’s knowledge, there is no pending rent review in respect of any of the Real Property Leases. Each such Real Property Lease leasehold or subleasehold interest is valid, subsisting and in full force and effect. Except as set forth on Schedule 2.9(d), the Company has not assigned, transferred or conveyed their interests in the Real Property Leases. Except as set forth on Schedule 2.9(d), each of the Real Property Leases may be assigned or otherwise transferred by the Company without the consent or other action of any other Person.

(e)        Except as set forth on Schedule 2.9(e), the Company does not lease or sublease any real property interests as landlord to any third party tenants or subtenants.

(f)        Except as set forth in Schedule 2.9(f), (i) there are no leases, subleases, licenses, concessions or other agreements of the Company, written or oral, granting to any person or entity the right to use or occupy any portion of the Leased Real Property, and no person or entity (other than the Company) is in possession of any portion of the Leased Real Property; (ii) neither the current use of the Leased Real Property nor the operations of the Company violates (A) any agreement of the Company (whether of record or otherwise) or (B) any applicable Law or legal requirements; (iii) all water, gas, electrical, steam, compressed air, telecommunication, sanitary and storm sewage lines and other utilities and systems serving the Leased Real Property are sufficient (including, without limitation, as to capacity) to enable the continued operation of the Leased Real Property by the Company, as currently operated (and the Company has paid all initial tap fees, connection fees and the like) and as planned to be operated; (iv) all material certificates of occupancy, permits, licenses, approvals and other authorizations required to be held by the Company in connection with the past and present operations of the Company on the Leased Real Property have been lawfully issued to the Company and are, as of the date hereof, and will be, following the consummation of the transactions contemplated hereby, in full force and effect; (v) the Company has not received any notice, order or proposal which would adversely affect the value to the Company or use or enjoyment of any Leased Real Property or access to or from them; (vi) the Company does not have any current liability in respect of any land or buildings that have at any time been owned and/or occupied and/or used by the Company but which are no longer owned, occupied or used by the Company; (vii) the Company has not given any guarantee or indemnity relating to the Leased Real Property; (viii) to the knowledge of the Company, the improvements on or otherwise constituting the Leased Real Property, and the related HVAC, plumbing, drainage, electrical and mechanical systems are in good operating condition and repair and conform to all Laws (in each case, in all material respects); (ix) the Company does not have any knowledge or notice of any existing or intended use of any adjacent or nearby real property which would adversely affect the value to the Company or use of the Leased Real Property by the Company; (x) to the knowledge of the Company, there is no pending eminent domain proceeding that would result in the taking of all or any material part of any of the Leased Real Property; and (xi) to the knowledge of the Company, from and after January 1, 2011 to and including the date of this Agreement, there have been no casualty losses exceeding $50,000, in the aggregate, for which the Company is responsible affecting the Leased Real Property.

2.10        Necessary Property.    The Property constitutes all property and property rights now used or necessary for the conduct of the Company’s business in the manner and to the extent presently conducted by the Company and as presently planned to be conducted. There exists no condition, restriction or reservation affecting the title to or utility of the Property (other than with respect to the conditions, restrictions or reservations set forth in the Real Property Leases) or that would prevent the Company from enforcing its rights with respect to its Property after the Merger to the same full extent that the Company might continue to do so if the Merger contemplated hereby did not take place.

2.11	Accounts Receivable; Inventories.

(a)        Set forth on Schedule 2.11(a) are a list of all the accounts receivable of the Company and an aging schedule relating thereto, each as of the end of the last completed calendar month prior to the date hereof. Such accounts receivable and any accounts receivable arising between such date and the Closing Date (collectively, the “Accounts Receivable”), are valid and subsisting, and except as set forth on Schedule 2.11(a), all such Accounts Receivable arose in the Ordinary Course of Business. Except to the extent of the allowance for doubtful accounts on the Balance Sheet, the Accounts Receivable are fully collectible and no Account Receivable is subject to any counterclaim, set-off, defense, security interest, claim, or other encumbrance. No agreement for deduction, free goods, discount or other deferred price or quantity adjustment has been made with respect to any Account Receivable except as set forth on Schedule 2.11(a). The Company has not invoiced or otherwise charged any of its respective customers for amounts in excess of the amounts that such customer had theretofore agreed to pay for the goods and services provided to it by the Company.

(b)        The inventories of the Company are of a quality and quantity useable and saleable in the Ordinary Course of Business, subject to appropriate and adequate allowances reflected on the Financial Statements for obsolete, excess, slow-moving, lower of cost or market and other reserves required under GAAP. Such allowances have been calculated in accordance with GAAP and in a manner consistent with the past practice of the Company. None of the inventory of the Company is held on consignment, or otherwise, by third parties. Set forth on Schedule 2.11(b) is a list (including location) of all the inventories and demonstration equipment of the Company, each as of the end of the last completed calendar month prior to the date hereof.

2.12	Contracts and Commitments.

Except as set forth on Schedules 2.12(i)-(xviii) and as disclosed on Schedule 2.14(c) the Company is not a party to or otherwise obligated under any of the following, whether written or oral:

(i)        Any contract, agreement or purchase order providing for the sale of products, the provision of services or warranty liability by the Company to any other person or entity (A) in excess of $350,000, in any such case, or (B) otherwise pursuant to which the Company has accepted the terms and conditions of the other party thereto;

(ii)        Any single contract or purchase order providing for an expenditure by the Company in excess of $50,000 or any contracts or purchase orders with the same or affiliated vendor(s) providing for an expenditure by the Company in excess of $50,000;

(iii)        Any contract providing for an expenditure by the Company for the purchase, lease or sale of any real property;

(iv)        Any contract, bid or offer to sell products or to provide services to third parties which (A) the Company knows or has reason to believe is at a price which would result in a net loss to the Company on the sale of such products or provision of such services or (B) contains terms or conditions which the Company cannot reasonably expect the Company to satisfy or fulfill in whole or in part;

(v)        Any purchase commitment for materials, supplies, component parts or other items or services in excess of the normal, ordinary, usual and current requirements of the Company or at a price in excess of the current reasonable market price (A) at the time of such commitment or (B) at the time of expected delivery of such materials, supplies, component parts or other items or services;

(vi)        Any contract pursuant to which the Company is the lessee or sublessee of, or holds or operates, any tangible personal property owned or leased by any other Person or entity (other than leases of personal property leased in the Ordinary Course of Business with annual lease payments no greater than $50,000);

(vii)        Any contract pursuant to which the Company is the lessor, sublessor or lessee of, or permits any third party to operate, any real or personal property owned or leased by any Stockholder or an officer or employee of the Company or any Affiliate thereof;

(viii)        Any revocable or irrevocable power of attorney granted to any Person for any purpose whatsoever;

(ix)        Any loan agreement, indenture, promissory note, conditional sales agreement, mortgage, security agreement, pledge, letter of credit arrangement, guarantee, endorsement, foreign exchange contract, commodity contract, interest rate or other derivative contract, accommodation or other similar type of contract or agreement, and in any event, including each instrument, contract or agreement evidencing or relating to Indebtedness (together, in each applicable case, with the outstanding principal balance thereof, accrued but unpaid interest thereon, prepayment penalties associated therewith and total payoff amount as of the payoff date specified thereon);

(x)        (A) Any assumption, surety, guarantee, support, or other similar type of contract or agreement guaranteeing or supporting the obligations of another Person or (B) any indemnity or other similar type of contract or agreement the primary purpose of which is indemnifying another Person or that was entered into outside the Ordinary Course of Business;

(xi)        Any arrangement or other agreement which involves (A) a sharing of profits, (B) future payments of $100,000 or more per annum to other persons, or (C) any joint venture, partnership or similar contract or arrangement.

(xii)        Any sales agency, sales representation, consulting, distributorship or franchise agreement that is not terminable in 30 days or less without cost or penalty;

(xiii)        Any contract (A) prohibiting competition by the Company, (B) prohibiting the Company or, to the knowledge of the Company, its employees from freely engaging in any business anywhere in the world, or (C) prohibiting the disclosure of trade secrets or other confidential or proprietary information (in the case of (C), other than nondisclosure or employee confidentiality and/or invention assignment agreements entered into in the Ordinary Course of Business);

(xiv)      Any contract pursuant to which the Company has entered into or has agreed to enter into any hedging or similar transactions;

(xv)      Any contract pursuant to which the Company has acquired or disposed of or has agreed to acquire or dispose of any securities or any business or product line or the like;

(xvi)      Any Company Intellectual Property Agreements that comprise the licenses associated with the top ten customers by revenue in calendar year 2011 or that comprise the licenses associated with the top ten customers by revenue in the five months ended May 31, 2012;

(xvii)      Any contract to support or maintain any of the Company Software, other than contracts that will terminate by their terms or that are terminable at will by the Company (and other than for cause) on a periodic basis and that provide for periodic payments to the Company for such services; and

(xviii)    Any contract or commitment not made in the Ordinary Course of Business, which is not cancelable without penalty on 30 days notice or less and which is not specifically described on any other Schedule to this Agreement.

2.13        Validity of Contracts.    Each written or oral contract, agreement, commitment, license, lease, indenture, or evidence of Indebtedness to which the Company is a party or is otherwise obligated and which is required to be disclosed on Schedule 2.12 (individually, a “Contract” and collectively, the “Contracts”) is a valid, binding and enforceable obligation of the Company and, to the knowledge of the Company, the other parties thereto in accordance with its terms and conditions. Neither the Company nor, to the knowledge of the Company, any other party to any of the Contracts is in default under or in material violation of such Contract, including any provision therein related to (i) most favored customers, or (ii) letter of credit or performance bond obligations therein, and there are no disputes pending or threatened with regard to any Contract. Except as set forth on Schedule 2.13, no event has occurred which, with the passage of time or the giving of notice, or both, would constitute, and neither the execution of this Agreement nor the Closing hereunder do or will constitute or result in, a material default under or a material violation of any Contract by the Company or, to the knowledge of the Company, any other party to such Contract, or would cause the acceleration of any obligation of the Company, or, to the knowledge of the Company, any other party thereto, or the creation of a Lien upon any Property or any of the equity interests of the Company, or, would require any consent thereunder. The Company has made available to Parent a true, complete and accurate copy of each written Contract required to be disclosed on Schedule 2.12 or Schedule 2.14(c) and a true, complete and accurate written description of each oral Contract required to be disclosed on Schedule 2.12 or Schedule 2.14(c), and none of such

Contracts has been modified or amended in any respect, except as reflected in such disclosure to Parent. All work for each Contract which has been fully invoiced (i.e., the aggregate amount of invoices with respect to each such Contract equals or exceeds the total contract price) has been fully and completely performed in accordance with the Contract specifications with respect to the required scope of work.

2.14	Intellectual Property.

(a)        For purposes of this Agreement, the following terms shall have the identified meanings:

(i)        “Intellectual Property” means: intellectual property of any type throughout the world, including, but not limited to: (i) patents, patent applications and statutory invention registrations, including, but not limited to, continuations, continuations-in-part, divisions, provisionals, non-provisionals, reexaminations, reissues and extensions; (ii) trademarks, service marks, trade names, brand names, logos and corporate names, slogans and other indicia of source of origin, whether or not registered, including all common law rights thereto and all goodwill associated therewith, and registrations and applications for registration thereof; (iii) tangible works of authorship, copyrights, whether registered or unregistered, and registrations and applications for registration thereof; (iv) trade secrets, confidential information and know-how; (v) domain names; (vi) rights of publicity and privacy, rights to personal information and moral rights; (vii) shop rights; (viii) inventions (whether patentable or unpatentable), invention disclosures, mask works, industrial design rights, discoveries, ideas, developments, data, Software, confidential or proprietary technical, business and other information, including, but not limited to processes, techniques, methods, formulae, designs, algorithms, prospect lists, customer lists, projections, analyses, and market studies, and all rights therein and thereto; (ix) all rights pertaining to any of the foregoing arising under international treaties and convention rights; (x) the right and power to assert, defend and recover title to any of the foregoing; and (xi) all rights to assert, defend and recover for any past, present and future infringement, misuse, misappropriation, impairment, unauthorized use or other violation of any of the foregoing; and (xii) all administrative rights arising from the foregoing, including the right to prosecute applications and oppose, interfere with or challenge the applications of others, the rights to obtain renewals, continuations, divisions, and extensions of legal protection pertaining to any of the foregoing.

(ii)        “Company Intellectual Property” means all Intellectual Property that is owned, or purported to be owned, in whole or in part, by the Company.

(iii)        “Company Manufacturing Tools” means methods of manufacture, process engineering, know-how, schematics, trade secrets, methods, algorithms, machine settings and Software owned by the Company and used in the Ordinary Course of Business to manufacture or create Company products.

(iv)        “Company Software” means all Software that (i) is material to the operation of the Company, (ii) is distributed, sold, licensed, marketed or otherwise provided to third parties by the Company, (iii) is used or held for use by the Company in connection with its work for customers or its products or services, and/or (iv) is one of Company Manufacturing Tools.

(v)        “Owned Software” means all Company Software that is owned or purported to be owned by the Company.

(vi)         “Public Software” means any Software under terms and conditions that (i) other than changes solely to the subject Software, require the licensing or distribution of source code to licensees, (ii) prohibit or limit the receipt of consideration in connection with sublicensing or distributing any Software, (iii) allow any Person to decompile, disassemble or otherwise reverse-engineer any Software, or (iv) require the licensing of any Software to any other Person for the purpose of making derivative works. For the avoidance of doubt, “Public Software” includes, without limitation, Software licensed or distributed under any of the following licenses or distribution models (or licenses or distribution models similar thereto): (i) the GNU General Public License (GPL) or Lesser/Library GPL (LGPL); (ii) the Artistic License (e.g., PERL); (iii) the Mozilla Public License; (iv) the BSD License; (v) the Sun Community Source License (SCSL); (vi) the Sun Industry Standards License (SISL); (vii) the Apache License; and (viii) any other license or distribution model that complies with the Open Source Definition published by the Open Source Initiative as set forth on www.opensource.org.

(vii)        “Software” means all computer software, firmware, programs, and data, in any form, including without limitation, source code, object code, development tools, library functions, compilers, code for Internet websites, web content and links, all versions, updates, corrections, enhancements, replacements, and modifications thereof, and all documentation related thereto.

(b)        Schedule 2.14(b)(i) contains a true, complete and accurate list of each of the following items of Company Intellectual Property: patents and patent applications, trademarks, service marks, trade names, corporate names, whether or not registered, and the registrations of and applications for registration of the foregoing; registered copyrights and applications for copyright registration; registered industrial designs; and domain names (such items required to be listed, referred to herein as “Scheduled Company Intellectual Property“). Schedule 2.14(b)(i) accurately summarizes, where applicable, the following for each item of Scheduled Company Intellectual Property: patent number, application number, registration number, filing date, date of issuance, applicant, mark or name, owner(s), country of origin, and the next maintenance fee and other administrative obligations required to maintain or prosecute such Intellectual Property. Schedule 2.14(b)(ii) contains a true, complete and accurate list of each material Software application (indicating current version number) included in the Owned Software.

(c)        Schedule 2.14(c) contains a list of all written agreements, (other than software licenses for generally available off-the-shelf desktop software or system development tools (such as the Microsoft Office applications or other word processing, spreadsheet, desktop operating system or e-mail software) by which the Company (i)(A) licensed, or granted any other right to or interest in, any Person under any Company Intellectual Property or sublicensed any Person under any Intellectual Property owned by another Person; (B) is licensed under, or has been granted any other right to or interest in, any Intellectual Property owned by another Person (such agreement, a “Third Party Intellectual Property License”); (C) settled any dispute, or released or was released from any claim pertaining to, any Intellectual Property; (D) granted or was the beneficiary of a covenant not to sue or other restrictive covenant or agreement with respect to Intellectual Property; or (E) has other than in the Ordinary Course of Business consistent with statutory provisions governing the sale of goods, given, obtained or permitted the disclaimer of a warranty, indemnity or hold harmless obligation with respect to any Intellectual Property, or (ii) is obligated or committed, or has obtained an obligation or commitment from any Person, to enter into an agreement pertaining to any of the categories set forth in subpart (i), (each such agreement described in this Section 2.14(c), a “Company Intellectual Property Agreement”).

(d)        Except as described in Schedule 2.14(d), the Company has good, valid and legal title to, and are the sole and exclusive owner of all right, title and interest in and to, Company Intellectual Property, free and clear of all Liens (other than licenses and/or restrictions on Company Intellectual Property that are set forth in the terms and conditions of Company Intellectual Property Agreements listed in Schedule 2.14(c)). The Company has the right to use and otherwise exploit, in the manner currently used or exploited, by the Company, Company Manufacturing Tools, Company Software and all other Intellectual Property used or exploited by the Company that is material to the operation of the business of the Company, including without limitation the Third Party Intellectual Property Licenses, and, other than as caused by or attributable to the Parent or its products, services, contracts or other obligations, the Surviving Company shall continue to have such rights immediately after the Closing. The consummation of the Merger will not extinguish, reduce or limit any rights of the Company under any Company Intellectual Property Agreement, or extinguish, reduce or limit any obligations of any counterparty owed to the Company to any Company Intellectual Property Agreement, other than as caused by or attributable to the Parent or its products, services, contracts or other obligations.

(e)        Each item of Company Intellectual Property is valid and, to the Company’s knowledge, enforceable, and there is no pending action or claim or allegation asserting the invalidity or unenforceability of any item of Company Intellectual Property. In no instance has copyright protection in the Company Software been dedicated to the public domain or become subject to an obligation for the Company to grant a license to, or to disclose source code to, any third party without the Company’s consent (other than transfer, assignment or sublicense rights granted to any licensee of the Company in an express provision of a written license agreement between the Company and such licensee).

(f)        No Company Intellectual Property or Owned Software is subject to any written Order, other than generally applicable Laws, that restricts, impairs or otherwise imposes any obligation with respect to the validity, enforceability, disclosure, use, enforcement, prosecution, maintenance, transfer, licensing or other exploitation of Company Intellectual Property or Owned Software.

(g) The Company has not infringed, misappropriated or otherwise violated, nor does the Company infringe, misappropriate or otherwise violate, any Intellectual Property of any person, whether directly, as a contributory infringer, through inducement or otherwise. None of (i) the products and services offered by or on behalf of or through the Company (whether by sale, license or otherwise), (ii) the processes or business methods used by or at the direction of the Company, or (iii) the operation of the business of the Company, has infringed, misappropriated or otherwise violated, nor does any of the foregoing infringe, misappropriate or otherwise violate or conflict with, any Intellectual Property or other rights of any Person. There has not been any unauthorized disclosure of any third party Intellectual Property by the Company or by any employees or officers of the Company.

(h)        To the Company’s knowledge, there is not and has not been any unauthorized use, exploitation or disclosure, infringement, misappropriation or other violation of any Company Intellectual Property by any Person.

(i)        Except as described in Schedule 2.14(i), there has been no Action filed, or to the knowledge of the Company, any claim threatened, against the Company (and the Company has not been a party to any Action including such a claim), and the Company has not received written notice of any such claim or other communication: (i) asserting the invalidity, misuse or unenforceability of any Company Intellectual Property; (ii) asserting the infringement, misappropriation or other violation of any third party Intellectual Property; (iii) challenging the Company of the Company’s ownership of or rights to use, license or otherwise exploit any Intellectual Property; (iv) asserting that the Company has engaged in unfair competition, false advertising or other unfair business practices; or (v) offering a written ‘invitation to license’ as a means to avoid infringement or potential infringement of any Intellectual Property. There has been no written claim made by the Company (and the Company has not been a party to any Action including such a claim), and the Company has not provided notice of any such claim or other communication: (i) asserting the invalidity, misuse or unenforceability of any Intellectual Property; (ii) asserting the infringement, misappropriation or other violation of any Intellectual Property; (iii) challenging any Person’s ownership of or rights to use, license or otherwise exploit any Intellectual Property; (iv) asserting that any Person has engaged in unfair competition, false advertising or other unfair business practices; (v) offering a written ‘invitation to license’ as a means to avoid infringement or potential infringement of any Intellectual Property; or (vi) otherwise asserting claims or allegations asserting the misappropriation, violation or infringement of any Intellectual Property. There is no proceeding or action before any court or tribunal (including the United States Patent and Trademark Office or equivalent authority anywhere in the world) related to any Scheduled Company Intellectual Property other than prosecution proceedings entered into in the Ordinary Course of Business with the applicable issuing or granting authorities.

(j)        Except as set forth in Schedule 2.14(j), the Company has taken actions reasonably necessary to maintain and protect Company Intellectual Property, including without limitation, (i) paying application, examination, registration, issue, renewal and maintenance fees that have become due, (ii) filing necessary documents and certificates including statements of use with the relevant patent, copyright, trademark or other authorities, (iii) recording documents of title and releases of security interests required to perfect rights in Company Intellectual Property, (iv) marking its products as applicable to indicate ownership of Intellectual Property embodied in such products and to preserve the right to seek and obtain damages for the violation of such Intellectual Property, and (v) exercising reasonable care, including taking reasonable steps, to protect the Company’s rights in confidential information and trade secrets and to protect the confidential information and trade secrets of others who have provided such confidential information and trade secrets to the Company in confidence, including, entering into written agreements with (or, with regard to employees, establishing binding policies) all Persons who receive any confidential or trade secret information restricting the disclosure of such information or material to any third party and preventing the improper or unauthorized use of such information or material. There has been no security breach to the physical or virtual assets or premises, networks or systems of the Company resulting in unauthorized access to, the Company’s proprietary data or Owned Software.

(k)        The Company’s current and former employees, officers and independent contractors and consultants who have created any Company Intellectual Property (including without limitation any Company Intellectual Property incorporated in Company Software) have assigned ownership of such Company Intellectual Property to the Company through a Company Intellectual Property Agreement and entered into agreements with the Company preventing it from disclosing confidential information to any third party or making any improper use of confidential information.

(l)        None of the Company Intellectual Property was developed by or on behalf of, pursuant to a Contract with, or using grants or any other subsidies of, any governmental or public entity or authority, university, corporate sponsor, or other third party, except as disclosed on Schedule 2.14(l).

(m)        Except as set forth on Schedule 2.14(m), none of the Owned Software or any other Company Software included in any product of the Company: (i) incorporates, or is derived in any manner from, any Public Software, or is subject to any license or other contractual obligation that (A) requires the Company to disclose to any Person any source code or trade secret that is part of Company Software, (B) requires the Company to license a third party to create any derivative work based on Company Software or any part thereof, or (C) requires the Company to license a third party to distribute or redistribute the Company Software or any part thereof at no charge, or (ii) when in the Company’s possession or control, contains any time bomb, virus, worm, Trojan horse, back door, drop dead device, or any other Software that would interfere with its normal operation, would allow circumvention of security controls, or is intended to cause damage to hardware, Software or data.

(n)        Except as described in Schedule 2.14(n), the Company owns or has the right to exploit, and immediately after the Closing will continue to own or have the right to exploit, each item of Company Software in the same manner and to the same extent as it was used prior to the Closing, subject only to the terms of any Third Party Intellectual Property

License listed in Schedule 2.14(c), including, without limitation, the uninterrupted right to continue to distribute after the Closing all Software embedded in or otherwise distributed with or distributed for use in connection with products and services distributed in the Ordinary Course of Business, other than as caused by or attributable to Parent or its products, services, contracts or other obligations.

(o)        Except as described in Schedule 2.14(o), all Company Manufacturing Tools and Company Software (i) are, except to the extent licensed to third parties, in the possession, custody and control of the Company, along with all hardware and software tools, documentation, and other materials used by the Company to exploit Company Manufacturing Tools and Company Software in the Ordinary Course of Business, and such Company Manufacturing Tools and Company Software and related tools and materials will remain so immediately after the Closing, and (ii) have been catalogued and documented as reasonably necessary to enable competently skilled programmers and engineers to use, update and enhance such items by readily using the existing source code, engineering drawings, machine settings and documentation. No Company Software in source code form has been provided to employees or contractors of the Company except on a need-to-know basis. The Owned Software has not been presented or disclosed in source code form to any third party (including without limitation, employees and officers of the Company) except under written confidentiality agreements or written source code escrow agreements listed in Schedule 2.14(c).

(p)        Except as described in Schedule 2.14(p), the Company has not undertaken any commitment to (i) contribute any Company Intellectual Property to the public domain, (ii) the royalty-free and unrestricted use of any Company Intellectual Property by any trade group or association, or (iii) any restrictions on the terms under which any Company Intellectual Property may be licensed, including, without limitation, any commitment or obligation arising from participation by the Company in any standards-setting activities or any standards-setting organizations.

(q)        Except as set forth on Schedule 2.14(q), the Company does not use, rely on or contract with any Person to provide service bureau, outsourcing or other computer processing services, nor with respect to the design and development of the Company Software, the Company does not currently use, rely on or contract with any Person to provide Software development services. The Company provides no such design and development services to others, other than to customers of the Company in connection with the use or installation of Company products or services.

(r)        The Company maintains policies and procedures regarding data security and privacy that are commercially reasonable and, in any event, in compliance with all their obligations under applicable Law. The use, transfer and disclosure of, and access to, any and all data and information concerning individuals by the Company is in compliance with all applicable Company privacy policies, terms of use, customer agreements and Law.

2.15        Litigation.     Except as set forth on Schedule 2.15, (a) there is no, and there has not been since January 1, 2009 any suit, claim, litigation, proceeding (administrative, judicial, or in arbitration, mediation or alternative dispute resolution), Government or grand jury investigation, or other action (any of the foregoing, “Action”) pending or, to the Company’s knowledge, threatened in writing against the Company or involving the Company’s business, any of the Property or Company Intellectual Property, or, in connection with their businesses, any of the Stockholders, directors, officers, agents, or other personnel of the Company, including without limitation any Action challenging, enjoining, or preventing this Agreement or the consummation of the transactions contemplated hereby; (b) the Company is not and has not been since January 1, 2009 subject to any judgment, order, writ, injunction, or decree of any court or other Government entity (“Order”) other than Orders of general applicability; and (c) since January 1, 2009, the Company has not been, and to Company’s knowledge, has not been threatened in writing to be, a party or subject to any Action or Order relating to personal injury, death, or property or economic damage arising from products or services of the Company.

2.16	Insurance.

(a)        Set forth on Schedule 2.16 is a list of all insurance policies and bonds currently in force covering or relating to the properties, operations or personnel of the Company and, with respect to insurance policies covering product liability and similar occurrence based risks, in force at any time since January 1, 2010 and a detailed list of all claims filed by the Company with any insurance carrier since January 1, 2010. Such schedule clearly indicates (i) which of such policies are claims made and which of such policies are occurrence based, (ii) the deductibles of each such policy and the amount which have been applied to such deductibles in the current policy period and (iii) the aggregate amount available under each such policy. All of such insurance policies are in full force and effect (with respect to the applicable coverage periods), and the Company is not in default with respect to any of its obligations under any of such insurance policies.

(b)        The Company has at all times maintained insurance as required by Law or under any Contract to which the Company is or has been a party, including, without limitation, comprehensive general liability, products liability and unemployment and workers’ compensation coverage.

2.17        Absence of Certain Changes.     Since December 31, 2011, except as set forth on Schedule 2.17 hereto, there has not been:

(a)        Any material adverse change in the business, condition, prospects, financial or otherwise, or operations of the Company, or the condition of the Property, including the Company Intellectual Property, or the Company’s rights with respect to the Intellectual Property of third parties, and no such change will arise with respect to the Company as a result of the consummation of the transactions contemplated hereby;

(b)        Any declaration, setting aside, or payment of any dividend or any distribution (in cash or in kind) to any Person with respect to any securities of the Company, or any direct or indirect redemption, purchase, or other acquisition by the Company of any of its securities;

(c)        Any increase in compensation or other remuneration payable to or for the benefit of or committed to be paid to or for the benefit of any equity holder, director, officer, agent, or employee of the Company, or in any benefits granted under any Plan with or for the benefit of any such equity holder, director, officer, agent, or employee (other than increases in wages or salaries required under existing Contracts listed on Schedule 2.12 or otherwise made in the Ordinary Course of Business to employees);

(d)        Any transaction entered into or carried out by the Company other than in the Ordinary Course of Business;

(e)        Any borrowing or incurrence of any other Indebtedness (other than the creation of accounts payable in the Ordinary Course of Business), contingent or otherwise, by or on behalf of the Company (it being understood that the foregoing is not intended to describe obligations of the Company under Contracts to sell products to others);

(f)        Any material modification or termination of any Contract disclosed on Schedule 2.12 or Schedule 2.14(c) or any term thereof or any modification or termination of any Government license, permit or other authorization issued to the Company;

(g)        Any purchase by the Company of capital assets or any interests in real property or any lease arrangement (whether as a lessor or lessee or sublessor or sublessee) entered into by the Company with respect to real property;

(h)        Any abandonment or lapse of Intellectual Property that was or is owned by the Company, or any grant of a license, release or covenant not-to-sue with respect to any Company Intellectual Property other than non-exclusive licenses granted in the Ordinary Course of Business;

(i)        Any acquisition of or investment in (by merger, exchange, consolidation, purchase or otherwise) any corporation or partnership or interest in any business organization or entity;

(j)        Any acquisition of any assets (other than interests in real property disclosed pursuant to subsection (g) above and other than acquisitions of inventory in the Ordinary Course of Business),whether through capital spending or otherwise, for an amount in excess of $50,000 on an individual basis or for an amount in excess of $100,000 on an aggregate basis;

(k)        Any waiver by the Company of any claims or rights that involve amounts individually or in the aggregate in excess of $50,000;

(l)        Any disclosure by the Company of any confidential or proprietary information to any person or entity other than to Parent and Parent’s representatives, agents, attorneys and accountants or the respective employees of the Company in the Ordinary Course of Business and pursuant to a nondisclosure agreement;

(m)        Any charitable contribution or commitment by the Company in an amount in excess of $10,000, or any such contributions or commitments in an amount in excess of $50,000 on an aggregate basis;

(n)        Any change in the conduct of the Company’s business, or any change in their respective methods of purchase, sale, lease, management, marketing, promotion or operation, or any delay or postponement by the Company of the payment of accounts payable or other liabilities by the Company, or any acceleration or delay in the collection of notes or accounts receivable of the Company in advance of or beyond the dates when the same would have been collected in the Ordinary Course of Business consistent with past practice, or any acceleration or delay in the shipment of any products of the Company in advance of or beyond the dates when the same would have been shipped in the Ordinary Course of Business consistent with past practice;

(o)        Any change in any method of accounting or accounting policies of the Company, other than those required by GAAP, or any write-down in the accounts receivable or inventories of the Company;

(p)        Any action taken by the Company or by another person on behalf of the Company that will or may reasonably be expected to cause or constitute a breach of any provision of this Agreement;

(q)        Any change in Tax elections of the Company;

(r)        Any settlement, compromise or resolution with respect to any Tax controversy, claim, audit or assessment;

(s)        Any surrender of any right to claim a Tax refund, offset or other reduction in Tax liability of the Company;

(t)        Any closing agreement with respect to any Tax;

(u)        Any consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment;

(v)        Any material change in any Tax accounting method that is inconsistent with elections made, positions taken or methods used in preparing or filing any similar Tax Returns in prior periods;

(w)        Any grant of a Lien with respect to the equity interests or the assets of the Company; or

(x)        Any binding commitment or agreement by any of the Stockholders or the Company to do any of the foregoing items (b) through (w).

2.18	No Breach of Law or Governing Document; Licenses and Permits.

(a)        Except as described in Schedule 2.18(a), the Company is not and, since January 1, 2009 has not been, in default under or in breach or violation of any applicable statute, law, treaty, convention, ordinance, decree, order, judgment, injunction, rule, directive, technical standard or regulation of any Government (“Law”) or the provisions of any Government permit, franchise, or license, or any provision of its organizational documents, except for such defaults, breaches or violations which will not subject or have not subjected the Company to any material liability, individually or in the aggregate, or which will not otherwise adversely affect or which have not otherwise adversely affected the Company in any material respect. The Company has not received any notice alleging such default, breach or violation. None of the execution of this Agreement, the Merger, or the Closing does or will constitute or result in any such default, breach or violation by the Company.

(b)        Schedule 2.18(b) contains a complete and accurate list of each authorization, license, certificate, registration, consent, approval, variance, franchise, security clearance, facility clearance and permit, except for such authorizations, licenses and permits the lack of which would not, individually or in the aggregate, subject the Company to any material liability or otherwise adversely affect the Company in any material respect (collectively, “Permits”), issued, granted, given or otherwise made available by or under the authority of any Government body or pursuant to any Law that is held by the Company, and, to the knowledge of the Company, by any employee of the Company for the purpose of providing services to the Company (including applicable contractor licenses, listed by license number) or that otherwise relates to the business of, or to any of the assets owned or used by, the Company (each, a “Governmental Authorization”). Each Governmental Authorization listed or required to be listed in Schedule 2.18(b) is valid and in full force and effect. Except as set forth in Schedule 2.18(b):

(i)        the Company is, and at all times since January 1, 2009 has been, in full compliance with all of the terms and requirements of each Governmental Authorization identified or required to be identified in Schedule 2.18(b);

(ii)        no event has occurred that is reasonably likely to result directly or indirectly in a violation of or a failure to comply with any term or requirement of any Governmental Authorization listed or required to be listed in Schedule 2.18(b), or (B) result directly or indirectly in the revocation, withdrawal, suspension, cancellation, or termination of any Governmental Authorization listed or required to be listed in Schedule 2.18(b);

(iii)        the Company has not received, at any time since January 1, 2009, any written notice or other written communication from any Government entity or any other Person alleging (A) any actual, alleged, possible, or potential violation of or failure to comply by the Company with any term or requirement of any Governmental Authorization, or (B) any actual, proposed, possible, or potential revocation, withdrawal, suspension, cancellation, or termination of any Governmental Authorization; and

(iv)        all applications required to have been filed for the renewal of the Governmental Authorizations listed or required to be listed in Schedule 2.18(b) have been duly filed on a timely basis with the appropriate Government entities, and all other filings required to have been made with respect to such Governmental Authorizations have been duly made on a timely basis with the appropriate Government entities.

(c)        The Governmental Authorizations listed in Schedule 2.18(b) collectively constitute all of the Governmental Authorizations necessary to permit the Company to lawfully conduct and operate its business in the manner in which it currently conducts and operates such businesses and presently plans to conduct and operate such businesses and to permit the Company to own and use its assets in the manner in which it currently owns and uses such assets. Neither the execution of this Agreement nor the Closing do or will constitute or result in a default under or violation of any such Governmental Authorization.

2.19	Transactions with Related Persons; Outside Interests.

(a)        No Stockholder or director, officer, employee or Affiliate of the Company or any individual related by blood, marriage or adoption to any such individual or any entity in which any such individual or entity owns any beneficial interest is a party to any agreement, Contract, commitment or other form of transaction or arrangement with the Company, written or oral, or has any interest in any of the Property, including the Company Intellectual Property, except as specifically disclosed on Schedule 2.19.

(b)        To the knowledge of the Company, no director, officer, employee or Affiliate of the Company has any direct or indirect financial interest in any competitor with or supplier, sales representative, distributor or customer of the Company; provided, however, that for this purpose ownership of corporate securities having no more than 2% of the outstanding voting power of any competitor, supplier or customer, which securities are listed on any national securities exchange, shall not be deemed to be such a financial interest, provided that such person has no other connection or relationship with such competitor, supplier or customer.

2.20       Bank Accounts.    Set forth on Schedule 2.20 is a list of the locations and numbers of all bank accounts, investment accounts and safe deposit boxes maintained by the Company, together with the names of all persons who are authorized signatories or have access thereto or control thereunder.

2.21	Environmental Matters.

(a)        Except as set forth on Schedule 2.21 or as would not reasonably be expected to result in liability to the Company, all property currently or previously owned, leased, operated or used by the Company or in connection with the business of the Company (“Environmental Property”), all current and previous conditions on and uses of the Environmental Property, and all current and previous ownership and operations of the Environmental Property and of the Company (including without limitation storage, handling, transportation and disposal of Hazardous Materials (as hereinafter defined) by or for the Company) comply and have at all times complied with, in all material respects, and do not cause and have not caused liability to be incurred by the Company under any current or past Law relating to the protection of health, safety or the environment, including without limitation: the Clean Air Act, the Federal Water Pollution Control Act, the Resource Conservation and Recovery Act, the Federal Solid Waste Disposal Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Toxic Substance Control Act, the Registration, Evaluation, Authorization and Restriction of Chemical Substances regulations, the Occupational Safety and Health Act of 1970, and any comparable state, local or foreign law, and the common law, including the law of nuisance and strict liability (collectively, “Environmental Law”). Except as set forth on Schedule 2.21, the Company is not in violation of and has never violated any Environmental Law.

(b)        Except as set forth on Schedule 2.21, the Company has properly obtained and is in compliance with all environmental Permits necessary or required for the conduct of the business of the Company and has properly made all filings with and submissions to any Government or other Person required by any Environmental Law. No deficiencies have been asserted by any such Government or Person with respect to such items.

(c)        Except as set forth on Schedule 2.21 or as would not reasonably be expected to result in liability to the Company, there has been no spill, discharge, leak, leaching, emission, migration, injection, disposal, escape, dumping, or release (“Release”) of any kind on, beneath, above, or into the Environmental Property or into the environment surrounding the Environmental Property of any (i) pollutants or contaminants, (ii) hazardous, toxic, infectious or radioactive substances, chemicals, materials or wastes (including without limitation those defined as hazardous under any Environmental Law), (iii) petroleum including crude oil or any derivative or fraction thereof, (iv) asbestos fibers, (v) radioactive materials, (i) through (v), collectively, “Hazardous Materials”). The Company does not sell and has not sold any product or material containing asbestos or that utilizes or incorporates asbestos-containing materials in any way.

(d)        Except as set forth on Schedule 2.21, there never has been pending or, to the Company’s knowledge, threatened against the Company in connection with the Environmental Property, any civil, criminal or administrative action, suit, summons, citation, complaint, claim, notice, demand, request, judgment, order, lien, or proceeding based on or related to any environmental Permits or an Environmental Law.

(e)        Except as set forth on Schedule 2.21, the Company has not ever received from any Person any written notice of any past, present or anticipated future events, conditions, circumstances, activities, practices, incidents, actions, agreements or plans that would give rise to any liability arising from or relating to the Environmental Property, any environmental Permits or an Environmental Law, or to the presence, production, manufacture, generation, refining, processing, distribution, use, sale, treatment, recycling, receipt, storage, transport, handling, emission, Release or threatened Release of any Hazardous Materials.

2.22	Officers, Directors, Employees, Consultants and Agents; Compensation.

(a)        Set forth on Schedule 2.22(a) is a complete list of: (i) all current directors of the Company, (ii) all current officers (with office held) of the Company, (iii) all current employees (active or other) of the Company employed in the United States, (iv) all current employees (active or other) of the Company employed outside of the United States (listed separately by country), (v) all current paid consultants, sales representatives, commercial agents or other freelancers engaged by the Company, and (vi) all retirees and terminated employees of the Company for which the Company has any outstanding benefits or severance responsibility or other continuing or contingent financial obligation; together, in each case, with the current rate of compensation (if any) payable to each and any paid vacation time owing to such person, any incentive or bonus payments owing to such persons but not yet paid and the date of employment, retirement or termination of each such person.

(b)        Except as set forth on Schedule 2.22(b): (i) the Company is not indebted to any of its officers, directors, employees or consultants except for amounts due in the Ordinary Course of Business as normal salaries, wages, employee benefits and bonuses and in reimbursement of ordinary expenses in the Ordinary Course of Business; and (ii) no officer, director, employee, consultant, commercial agent or other freelancer of the Company is indebted to the Company except for advances for ordinary business expenses in the Ordinary Course of Business.

(c)        All payments to agents, consultants and others made by the Company or by any Stockholder in connection with the business of the Company have been in payment of bona fide fees and commissions and not as bribes, kickbacks or as otherwise illegal or improper payments. All such payments have been made directly to the parties providing the goods or services for which such payments were made, and no such payment has been paid in a manner intended to avoid currency controls or any party’s Tax reporting or Tax payment obligations. The Company has properly, fairly and accurately reflected on its books and records: (i) all compensation paid to and perquisites provided to or on behalf of its agents and employees; and (ii) all compensation and perquisites that are due and payable or deferred and payable to such persons, but which have not been paid or provided at the Closing Date. Such compensation and perquisites have been properly and accurately disclosed in the respective Financial Statements and other public or private reports, records or filings of the Company, to the extent required by Law.

(d)        Except as described in Schedule 2.22(d), no offer of employment or engagement has been made by the Company that has not yet been accepted, or which has been accepted but where the employment or engagement has not yet started.

(e)        Except as set forth on Schedule 2.22(e), no employees of the Company (i) are on secondment, maternity, paternity, adoption or other leave of absence or (ii) have ever been considered leased employees (as defined in section 414(n) of the Code) of the Company.

(f)        Except as set forth on Schedule 2.22(f), all Contracts between the Company and its employees are terminable at any time on one month’s notice or less without compensation other than wages earned through the date of termination, pay in lieu of accrued and untaken vacation or paid time off, earned commission and pension or as required by Law.

(g)         To the knowledge of the Company, none of the individuals listed on Schedule 2.22(g) has stated to the Company that he or she intends to resign or retire as a result of the transactions contemplated by this Agreement or otherwise within one year after the Closing Date.

(h)        To the knowledge of the Company, every employee of the Company who requires authorization from a Government to work in such employee’s place of work as at Closing has the necessary immigration documentation or other necessary permission.

(i)        Every employee of the Company has signed a confidentiality/non-disclosure agreement with the Company, and the Company has a copy of all such agreements in its files.

2.23       Labor Matters.    Set forth on Schedule 2.23 is each collective bargaining, works council, or union representation to which the Company is a party or by which the Company is bound. Except as set forth on Schedule 2.23:

(a)        The Company is not engaging in and has not engaged in any unfair labor practice;

(b)        There is currently no, and never has been, any labor strike, dispute, slowdown, or stoppage pending or, to the Company’s knowledge, threatened against the Company;

(c)        No labor organization, as defined in the National Labor Relations Act of 1947, as amended (the “NLRA”), currently claims, or previously has claimed, any right of representation concerning the respective employees of the Company;

(d)        No collective bargaining agreement, contract or legally binding commitment to any trade union, employee group or labor organization (as defined in the NLRA) exists or is currently being negotiated and no organizing effort is currently being, or to the Company’s knowledge, has previously been, made with respect to the employees of the Company;

(e)        Since January 1, 2009, neither the Company nor any of its agents, representatives or employees has committed any unfair labor practice, as defined in the NLRA. There has never been and there is not now pending or, to the Company’s knowledge, threatened, any charge or complaint against the Company by the National Labor Relations Board, or similar state, local or non-U.S. labor or employment agency or any representative thereof; and

(f)        There are no grievance or arbitration proceedings arising out of or under any collective bargaining agreement which is pending or, to the Company’s knowledge, threatened, against the Company.

2.24	Employee Benefit Matters.

(a)        Schedule 2.24(a) sets forth each “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, consulting, engagement, retainer, retention, severance or similar agreement, Contract, plan or policy and each other plan or arrangement (whether written or oral and whether or not considered legally binding) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment benefits (including compensation, pension, retirement, health, medical or life insurance benefits) or other form of benefits (including, but not limited to, tuition, company car, club dues, sick leave, maternity, paternity or family leave, health care reimbursement, dependent care assistance, cafeteria plan, and regular in-kind gifts), which is currently maintained, administered or contributed to by the Company or any entity that is treated as a single employer with the Company under Code Section 414 and covers any employee, independent contractor, director or former employee, independent contractor or director of the Company, or with respect to which the Company has any liability (collectively referred herein as the “Plans” and each item thereunder a “Plan”). Schedule 2.24(a) separately identifies each Plan that is maintained, administered or contributed to for the benefit of individuals residing or working outside the United States. True, correct and complete copies of each Plan (and, if applicable, related trusts, custodial arrangements or funding agreements or insurance policies) and all amendments thereto have been furnished to Parent along with, to the extent applicable with respect to a Plan, a current summary plan description (including any summaries of material modification), the three most recent annual reports (Form 5500 including without limitation, all schedules thereto, all financial statements with attached opinions of independent accountants, and all actuarial reports), tax returns (Form 990) prepared in connection with any such Plan or underlying trust, IRS determination letters and any outstanding requests for a determination letter, and all administrative services agreements. Other than amendments provided to Parent, no amendments have been made to or promised with respect to any Plans.

(b)        Each Plan and related trust agreement, annuity contract or other funding instrument complies with and has been administered, operated and maintained in compliance with its terms and the requirements prescribed by any and all statutes, orders, rules and regulations, including but not limited to ERISA, the Code, the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Health Insurance Portability and Accountability Act of 1996, as amended, the Patient Protection and Affordable Care Act, as amended, Section 1862(b)(4)(A)(i) of the Social Security Act and any other Law applicable to such Plan such that no events have occurred with respect to or in connection with any Plan that could result in the assessment of penalties, excise taxes or any other liabilities against the Company and its directors, officers, employees or plan fiduciaries in excess of $50,000 in the aggregate.

(c)        Each Plan that is intended to qualify under Section 401(a) or Section 509(c)(9) of the Code has received a favorable determination or opinion letter from the IRS (a copy of which has been provided to Parent) and related trusts have been determined to be exempt from taxation. Nothing has occurred that would cause, and no Action is pending or, to the Company’s knowledge, threatened, which could result in the loss of such exemption or qualification. There are no outstanding defaults or violations by any sponsor or fiduciary of any Plan or ERISA Plan and no Taxes, penalties or fees are owing, other than Taxes and fees not yet payable. None of the Stockholders or the Company is or has been in breach of any fiduciary obligation with respect to the administration of any Plan or ERISA Plan or the trust or other funding media relating thereto.

(d)        Each Plan and related trust agreement, annuity contract or other funding instrument is legal, valid and binding and in full force and effect, and there are no defaults thereunder. None of the rights of the Company thereunder will be impaired by the consummation of the transactions contemplated by this Agreement and all of the rights of the Company thereunder will be enforceable by Parent by action through the Company at or after the Closing without the consent or agreement of any other party.

(e)        The Company (i) has not ever made, or has not ever been obligated to make any contributions to any multi-employer plan (as defined in ERISA) or a Plan which is subject to the provisions of Title IV of ERISA; (ii) has not been a member of a controlled group which contributed to or has not had an obligation to contribute to any such plans and (iii) has not been under common control with an employer which contributed to or has had an obligation to contribute to any such plans.

(f)        Within the six-year period ending on the Closing Date, the Company has not terminated or taken action to terminate, in part or in whole, any employee benefit plan, as defined in ERISA Section 3(3).

(g)        Neither the Company nor other “disqualified person” or “party in interest” (as defined in Section 4975(e)(2) of the Code and Section 3(14) of ERISA, respectively) has engaged in any transactions in connection with any Plan that would result in the imposition of a penalty pursuant to Section 502(i) of ERISA or a tax pursuant to Section 4975 of the Code.

(h)        Except as set forth on Schedule 2.24(h), the Company does not have any liability or obligation to provide life, medical or other welfare benefits to former or retired employees, other than as required by COBRA.

(i)        With respect to any Plan which is a welfare plan as defined in Section 3(1) of ERISA: (i) each such welfare plan which is intended to meet the requirements for tax-favored treatment under Subchapter B of Chapter 1 of the Code meets such requirements (and a copy of the ruling letter with respect to any Voluntary Employee’s Beneficiary Association of a Plan has been provided to Parent); and (ii) there is no disqualified benefit (as such term is defined in Code Section 4976(b)) which would subject the Company or Parent to a tax under Code Section 4976(a).

(j)        Full payment has been made of all amounts due under each of the Plans and to each person employed or formerly employed by the Company that are required under the terms of the Plans, and all obligations regarding the Plans required to be satisfied prior to the date hereof have been satisfied.

(k)        Except as set forth on Schedule 2.24(k), all contributions with respect to the Plans for all periods ending prior to the Closing Date (including periods from the first day of the current plan year to the Closing Date) will be made prior to the Closing Date by the Company and all members of the controlled group in accordance with past practice and, if applicable, any recommended contribution in the applicable actuarial report. All contributions to the Plans have been made on a timely basis in accordance with all applicable Law, including but not limited to ERISA and the Code.

(l)        All insurance premiums have been paid in full, subject only to normal retrospective adjustments in the ordinary course, to the extent applicable to the Plans for policy years or other applicable policy periods ending on or before the Closing Date.

(m)        There is no pending or threatened legal action, proceeding or investigation, suit, grievance, arbitration or other manner of litigation, or claim against or involving any Plan described in Schedule 2.24(a) hereof and, to the Company’s knowledge, no facts exist that would give rise to any legal action, proceeding or investigation, suit, grievance, arbitration or other manner of litigation, or claim, other than routine claim for benefits. The Company does not have any liability by virtue of its being a member of a controlled group with a person who has liability under the Code or ERISA.

(n)        All expenses and liabilities relating to all of the Plans described on Schedule 2.24 have been, and will be on the Closing Date, fully and properly accrued on the books and records of the Company.

(o)        Each Plan (including any Plan covering former employees and/or retirees of the Company) may be unilaterally amended, varied, modified or terminated in whole or in part by the Company or Parent on or at any time after the Closing Date, subject only to approvals required by applicable Law and the terms of such Plan.

(p)        Each plan, agreement or arrangement which provides for the deferral of compensation subject to Code Section 409A is, and has been since January 1, 2009, properly documented in writing in accordance with the Treasury Regulations promulgated thereunder and has, since January 1, 2009, been operated in compliance with such provisions in effect from time to time since such date. No employee or former employee of the Company is subject to any tax or penalty under Code Section 409A due to a documentary or operational failure thereunder.

(q)        Except as set forth in Schedule 2.24(q), the consummation of the transaction contemplated by this Agreement, other than by reason of actions taken by Parent following the Closing, will not (i) entitle any current or former employee of the Company to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due to any current or former employee of the Company, or (iii) give rise to the payment of any amount that would not be deductible pursuant to Code Section 280G.

(r)        Any statutory and nonstatutory options granted under any compensation plan sponsored or maintained by the Company which were scheduled to vest on or after January 1, 2005, reflect an exercise price of at least the fair market value of the underlying common stock as of the date of grant.

(s)        Prior to or at Closing, each Stockholder who has amounts owed to the Company pursuant to one or more promissory notes or other evidences of indebtedness arising from a loan or loans provided by the Company shall have paid in full the entire amount of such outstanding owed amounts, including any accrued interest, to the Company in a cash lump sum payment or, with respect to the promissory note set forth on Schedule 2.24(s), the Company shall have forgiven all amounts outstanding thereunder, including accrued interest.

2.25       Overtime, Back Wages, Vacation and Minimum Wage.    No present or former employee of the Company has given notice to the Company of any claim against the Company (whether under Law, any employment agreement or otherwise) on account of or for (a) overtime pay, other than overtime pay for the current payroll period, (b) wages or salary (excluding current bonus, accruals and amounts accruing under “employee benefit plans,” as defined in Section 3(3) of ERISA) for any period other than the current payroll period, (c) vacation, time off or pay in lieu of vacation or time off, other than that earned in respect of the current fiscal year or (d) any violation of any Law relating to minimum wages or maximum hours of work.

2.26        Discrimination and Occupational Safety and Health.    No Person or party (including, but not limited to, Government agencies of any kind) has filed or otherwise commenced any claim, action or proceeding, against the Company arising out of any Law relating to discrimination in employment, employment practices (including wrongful termination), family leave, or occupational safety and health standards. Since January 1, 2009, the Company has not received any written notice from any Government entity alleging a violation of occupational safety or health standards. Except as set forth on Schedule 2.26, there are no pending workers compensation claims involving the Company and, since January 1, 2009, there have not been any workers compensation claims against the Company relating to the use or existence of asbestos in any of the products, the manufacturing process or workplace setting of the Company.

2.27       Customers and Suppliers.    Schedule 2.27 sets forth a true, complete and correct list of the ten largest customers of the Company and the ten largest suppliers of the Company, by volume of sales and purchases, respectively (by dollar volume) for each of the years ended December 31, 2010 and 2011. Except as disclosed on Schedule 2.27, the Company has not received any indication from any material supplier of the Company (including those listed on Schedule 2.27) to the effect that, and has no reason to believe that, any such material supplier will stop or decrease the rate of supplying materials, products or services to the Company. Except as disclosed on Schedule 2.27, the Company has not received any indication from any material customer of the Company (including those listed on Schedule 2.27) to the effect that, and has no reason to believe that such material customer will stop or decrease the rate of buying materials, services or products from the Company. Schedule 2.27 lists all significant goods or services necessary for the conduct of the business of the Company with respect to which alternative sources of supply are not readily available on comparable terms and conditions

(including all significant goods and services for which there is only one reasonably available source).

2.28        Product Liability Claims.    Except as described on Schedule 2.28, since January 1, 2009, the Company has not received notice or information as to any claim or allegation of, and the Company has not been a party or subject to any Action or Order relating to, bodily or personal injury, death, or property or economic damages, any claim for punitive, exemplary or consequential damages, any claim for contribution or indemnification, or any claim for injunctive relief in connection with any product manufactured, sold or distributed by, or in connection with any service provided by, or based on any error or omission or negligent act in the performance of services by, the Company or its employees. Schedule 2.28 accurately and completely describes all such claims, together in each case with the date such claim was made, the amount claimed, the disposition or status of such claim (including settlement or judgment amount), and the amount of attorney’s fees incurred in connection with such claim. The aggregate loss and expense (including out-of-pocket expenses) attributable to all product liability and similar claims now pending or asserted against the Company with respect to all products or services manufactured or provided by the Company on or prior to the Effective Time will not exceed the amount of the aggregate product and professional services liability reserves set forth on the Closing Balance Sheet as current liabilities.

2.29        Product and Service Warranties.    Set forth on Schedule 2.29 are the current standard forms of product and service warranties and guarantees used by the Company and copies of all other outstanding product and service warranties and guarantees. Except as set forth on Schedule 2.29, no oral product or service warranties or guarantees have been made by the Company. Except as specifically described on Schedule 2.29, since January 1, 2009, no product or service warranty or indemnity claim or similar claims have been made against the Company. No person or party (including, but not limited to, Government agencies of any kind) has any valid claim, or valid basis for any action or proceeding, against the Company under any Law relating to unfair competition, false advertising or other similar claims arising out of product or service warranties, guarantees, specifications, manuals or brochures or other advertising materials and no such claim, action or proceeding is currently pending or, to the knowledge of the Company, threatened against the Company. The aggregate loss and expense (including out-of-pocket expenses) attributable to all product and service warranties and guarantees and similar claims now pending or asserted against the Company hereafter with respect to products manufactured or services rendered on or prior to the Effective Time will not exceed the amount of the reserve therefor set forth on the Closing Balance Sheet as current liabilities.

2.30        Product Safety Authorities.    No person affiliated with or on behalf of the Company has been required to file any notification or other report with or provide information to any Government or product safety standards group concerning actual or potential defects or hazards with respect to any product manufactured, sold, distributed or put in commerce by the Company or in connection with its businesses, and there exist no grounds for the recall of any such product.

2.31	Foreign Operations and Export Control. At all times, the Company has acted:

(a)        pursuant to valid qualifications to do business in all jurisdictions outside the United States where such qualification is required by local Law and the nature of the Company’s activities in such jurisdictions;

(b)        in compliance with all applicable foreign Laws, including without limitation Laws relating to foreign investment, foreign exchange control, immigration, and employment;

(c)        in compliance with relevant anti-boycott laws, regulations and guidelines, including without limitation Section 999 of the Code and the regulations and guidelines issued pursuant thereto and the Export Administration Regulations administered by the U.S. Department of Commerce, as amended from time to time, including all reporting requirements and is not a party to any agreement requiring it to participate in or cooperate with the Arab boycott of Israel in violation of the aforementioned anti-boycott laws and has reported any request to do so, including any agreement to provide boycott-related information or to refuse to do any business with any person or entity for boycott-related reasons in violation of the aforementioned anti-boycott laws to the extent required by the relevant laws and regulations;

(d)        in compliance with applicable export or reexport control or sanctions laws, orders or regulations of any and all applicable jurisdictions, including without limitation the United States and any jurisdiction in which the Company is established or from which it exports or reexports any items or in which it provides services, including without limitation the Export Administration Regulations administered by the Bureau of Industry and Security of the U.S. Department of Commerce (“BIS”), sanctions and embargo executive orders and regulations administered by the Office of Foreign Assets Control of the U.S. Treasury Department and the International Traffic in Arms Regulations administered by the Directorate of Defense Trade Controls of the U.S. State Department, all as amended from time to time;

(e)        in compliance with the requirements of the U.S. Foreign Corrupt Practices Act of 1977, as amended, any applicable Law implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business or other applicable anti-corruption conventions, and any other applicable anti-corruption law;

(f)        in compliance with any and all applicable import laws, orders or regulations of any applicable jurisdiction, as amended from time to time, and without notice of violation of and in compliance with any required import permits, licenses, authorizations and general licenses granted under such laws, regulations or orders, which permits, licenses and authorizations are described in Schedule 2.31(f);

(g)        none of the products exported by the Company are those defined in 15 C.F.R. Section 740.17(b)(3)(iii), which covers encryption commodities and software that provide or perform vulnerability analysis, network forensics or computer forensics functions characterized by any of the following:

(i)        automated network analysis, visualization or packet inspection for profiling network flow, network user or client behavior, or network structure/topology and adapting in real-time to the operating environment; or

(ii)        investigation of data leakage, network breaches and other malicious intrusion activities through triage of captured digital forensic data for law enforcement purposes or in a similarly rigorous evidentiary manner; and

(h)        Except as described in Schedule 2.31(h), the exports listed in Attachment A to the Voluntary Self Disclosure to BIS dated January 13, 2010 (the “2010 VSD”), were all exports of products made by the Company that required authorization from BIS during the period prior to and including January 13, 2010. All representations made in the 2010 VSD and all representations made to any agent of BIS in connection with the 2010 VSD were true and accurate to the Company’s knowledge. The encryption functionality of the Storm CTM was, as of May 4, 2010, identical in each and every respect to the encryption functionality of the BreakingPoint Elite such that exports of the Storm CTM and the Firestorm CTM utilizing license exception ENC were covered by the review request filed for the BreakingPoint Elite on January 14, 2010, and were thus eligible for export under license ENC according to the Export Administration Regulations in force at the time. The encryption functionality of the Storm CTM and the Firestorm CTM has not changed in any material respect since May 4, 2010. The encryption functionality of the Firestorm CTM has not changed since the encryption review request for the Firestorm CTM was filed on February 24, 2011.

2.32       Customs.    Except as set forth on Schedule 2.32, since January 1, 2009, the Company (a) has acted without violation and in compliance with all customs laws, including without limitation the Tariff Act of 1930, as amended, (b) has not received any notice alleging a violation (c) has not filed any voluntary disclosure of any violations and (d) has not been and is not currently the subject of a focused assessment or other audit conducted by U.S. Customs and Border Protection. All items imported into the United States have been properly classified under the Harmonized Tariff Schedule and all applicable duties, excise taxes, charges have been paid. No penalty or liquidated damages claims have been initiated by U.S. Customs and Border Protection (formerly U.S. Customs Service) against the Company by issuance of Pre-Penalty Statements or otherwise.

2.33	Government Contracts.

(a)        Schedule 2.33 lists each of the outstanding agreements, contracts, leases, or commitments the Company has entered into with a Government (“the Government Contracts” or, singularly, a “Government Contract”) and/or with a higher-tier contractor that has an agreement, contract, lease, or commitment the ultimate customer of which is a Government (the “Government Subcontracts” or, singularly, a “Government Subcontract”).

(b)        With respect to each and every Government Contract and Government Subcontract (A) the Company has complied in all material respects with all material terms and conditions of them, including material clauses, provisions and requirements incorporated expressly, by reference or by operation of law therein; (B) the Company has complied in all material respects with all material requirements of any statute, rule, regulation, order or agreement with the Government pertaining to such Government Contract or Government Subcontract; (C) all representations and certifications executed, acknowledged or set forth in, pertaining to, or made in connection with, the negotiation or award of such Government Contract or Government Subcontract were current, accurate, and complete when made and all such representations and certifications were updated so that they remained current, accurate, and complete, if updating was required, and the Company has complied in all material respects with all such representations and certifications; (D) neither the Government nor any prime contractor, subcontractor or other Person has notified the Company in writing that the Company has materially breached or violated any Government Contract, Government Subcontract, statute, rule or regulation or certification; (E) no termination for convenience, termination for default, cure notice or show cause notice has been issued and not resolved or cured; (F) no material cost incurred by the Company has been questioned in writing or disallowed, other than those which have been resolved; (G) no money due to the Company has been withheld or set off and not resolved, and (H) the Company has materially complied with the requirements of Executive Order 11246, as amended, and related equal opportunity and affirmative action clauses of its Government Contracts and Government Subcontracts.

(c)        There exist (A) no material outstanding claims against the Company, either by the Government or by any prime contractor, subcontractor, vendor or other third party, arising under or relating to a Government Contract or Government Subcontract; and (B) no formal (i.e., formalized in a written instrument) pending disputes between the Company and the Government or any prime contractor, subcontractor or vendor arising under or relating to any Government Contract or Government Subcontract.

(d)        Neither the Company, nor, to the Company’s knowledge, any of its directors, officers or employees is (or at any time during the last five years has been) suspended, debarred or has been notified that it or they have been proposed for debarment from doing business with a Government or has been declared non-responsible or ineligible for contracting with a Government. There are no current circumstances, to the Company’s knowledge, that would warrant or be likely to lead to the institution of suspension or debarment proceedings against the Company. The Company has not, within the past five years, been terminated for default under any Government Contract or Government Subcontract.

(e)        The Company has not during the last five years (A) received any subpoena from an Inspector General, grand jury, or similar investigative agency nor a civil investigative demand relating to any Government Contract or Government Subcontract or (B) been advised that it is or was the target or subject of any investigation by any Government entity relating to any Government Contract or Government Subcontract.

(f)        The Company has not during the last five years made a disclosure to any Government entity concerning a potential violation of law by the Company in connection with any of its Government Contracts or Government Subcontracts nor is it aware of a basis for which such a disclosure should have been made or should now be made, specifically including, but not limited to, any disclosures that should have been or should now be made in accordance with Federal Acquisition Regulation ¶ 52.203-13(b)(3)(i).

(g)        The Company has not during the last five years made any disclosure to any Government of any alleged irregularity, misstatement, omission, or overpayment in connection with any Government Contract or Government Subcontract nor is it aware of a basis for which such a disclosure should have been or should now be made.

(h)        To the Company’s knowledge, during the last five years, it has not been awarded a past performance rating lower than satisfactory or the equivalent.

(i)        Neither the Company nor, to the Company’s knowledge, any director, officer, agent or employee of the Company has (A) used any funds for unlawful contributions, gifts, gratuities, entertainment or other unlawful expenses to or for any government employee, (B) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns, (C) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any applicable law implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business or other applicable conventions, and any other applicable anti-corruption law, (D) made any payments or given anything of value to a prime contractor or prime contractor employee in violation of the Anti-Kickback Act, 41 U.S.C. § 8701 et seq., or (E) paid a contingent fee in violation of Federal Acquisition Regulation 52.203-5.

(j)        The Company possesses the necessary facility clearance for the execution of its obligations under the Government Contracts. The Company is in compliance in all material respects with applicable agency security requirements, as appropriate, and has in place proper procedures, practices and records to maintain the facility clearance necessary to perform its current Government Contracts.

(k)        The Company and its personnel have all material facility clearances and personnel security clearances necessary for the conduct of its business as now being conducted by it (collectively, “Clearances”). Each Clearance is valid and in full force and effect and has not been suspended, revoked, canceled or adversely modified. The Company is not in default in any material respect under any Clearance. There are no proceedings in progress, pending, or, to the Company’s knowledge, threatened, which may result in the revocation, cancellation, suspension, non-renewal or any materially adverse modification of any Clearances.

2.34       Restrictions on Business Activities.    Except as disclosed on Schedule 2.34, there is no Contract (including covenants not to compete), judgment, injunction, Order or decree binding upon the Company that has or could reasonably be expected to have, whether before or after consummation of the Merger, the effect of prohibiting or impairing any Company Intellectual Property, any current or future business practice of the Company, any acquisition of property (tangible or intangible) by the Company or the conduct of business by the Company, in each case, as currently conducted or as presently proposed to be conducted by the Company. Without limiting the generality of the foregoing, except as disclosed on Schedule 2.34, the

Company has not entered into any customer or other similar Contract that includes a “most favored pricing” or similar clause restricting or otherwise impacting the right of the Company to sell products or provides services in any manner or terms under which the Company is restricted from selling, licensing or otherwise distributing any of their respective technology or products to, or from providing services to, customers or potential customers or any class of customers, in any geographic area, during any period of time or in any segment of the market.

2.35       Brokers, Finders.    Except for AGC Partners, no finder, broker, agent, or other intermediary, acting on behalf of the Stockholders or the Company, is entitled to a commission, fee, or other compensation or obligation in connection with the negotiation or consummation of this Agreement or any of the transactions contemplated hereby.

2.36       Takeover Statutes.    The Company is not subject to any “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation enacted under state or federal Laws in the United States (each a “Takeover Statute”) applicable to Parent or the Merger.

2.37       Escheatment.    The Company has either (i) filed or caused to be filed with the appropriate Government all unclaimed property reports required to be filed and has remitted to the appropriate Government all unclaimed property required to be remitted, or (ii) delivered or paid all unclaimed property to its original or proper recipient.

2.38       Information Statement.    The Company will prepare an Information Statement for its Stockholders with respect to the Merger contemplated by this Agreement. Such Information Statement in the form delivered to the Stockholders, together with any and all amendments or supplements thereto, is herein referred to as the “Information Statement.” None of the information relating to the Company in the Information Statement will contain an untrue statement of material fact or will omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

2.39       Estimated Company Transaction Expenses.    The Estimated Company Transaction Expenses will be a reasonable, good faith estimate of all expenses incurred or to be incurred by the Company, the Key Stockholders and the Representative in connection with the preparation, negotiation and execution of this Agreement and the Escrow Agreement and/or the consummation of the transactions contemplated hereby and thereby (including, without limitation, the Merger), including, but not limited to, all accounting, legal, investment banking fees and commercial banking fees and expenses related thereto.

2.40       Disclosure.    Neither this Agreement nor any of the schedules, attachments or the Exhibits hereto or any agreements contemplated hereby contain any untrue statement of material fact or omit a material fact necessary to make each statement contained herein or therein, in light of the circumstances under which they were made, not misleading. There is no fact which has not been disclosed to Parent of which the Company has knowledge which has had or could reasonably be anticipated to have a Company Material Adverse Effect.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

By execution of a Side Agreement or Letter of Transmittal, each Stockholder shall make (with respect to himself, herself or itself only) the following representations and warranties to Parent and the Acquisition Subsidiary, each of which is true and correct on the date hereof and on the Closing Date and each of which shall survive the Closing as provided in Section 8.1.

3.1	Stockholder Representations and Warranties.

(a)         Such Stockholder has the power and authority to execute and deliver the Side Agreement or Letter of Transmittal to which he, she or it is a party, to perform his, her or its obligations thereunder, and to consummate the transactions contemplated thereby.

(b)         Except as set forth on Schedule 3.1(b) which is attached to such Stockholder’s Side Agreement or Letter of Transmittal, no permit, consent, waiver, approval or authorization of, or declaration to or filing or registration with, any Government authority or third party is required in connection with the execution, delivery or performance of such Side Agreement or Letter of Transmittal by such Stockholder or the consummation of the transactions contemplated thereby.

(c)         Each of the Side Agreement and Letter of Transmittal has been duly executed and delivered by such Stockholder and constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except that such enforcement may be subject to (i) bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally, and (ii) general principles of equity.

(d)         Such Stockholder owns beneficially and of record the number of Shares as is set forth next to such Stockholder’s name on Schedule 2.3(b), free and clear of all Liens, except for Liens contained in the agreements listed on Schedule 3.1(d).

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT

Parent hereby makes the following representations and warranties to the Company, each of which is true and correct on the date hereof and on the Closing Date and each of which shall survive Closing as provided in Section 8.1.

4.1        Authorization; No Conflict.     Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of California. Acquisition Subsidiary is a corporation, duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of Parent and Acquisition Subsidiary has all requisite power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Acquisition Subsidiary has been duly authorized by all requisite corporate action on the part of Parent and Acquisition Subsidiary. This Agreement constitutes a valid and binding obligation of Parent and Acquisition Subsidiary, enforceable against each such party in accordance with its terms, except to the extent that enforceability may be limited by bankruptcy and other similar laws affecting the rights and remedies of creditors generally.

4.2        Consents.    Except as set forth on Schedule 4.2, no waiver or consent of any third person or Government is required for the execution by Parent and Acquisition Subsidiary of this Agreement, or the consummation by Parent and Acquisition Subsidiary of the transactions contemplated hereby.

4.3        Brokers, Finders.     Except for Stifel Nicolaus Weisel, no finder, broker, agent, or other intermediary, acting on behalf of Parent or Acquisition Subsidiary, is entitled to a commission, fee, or other compensation or obligation in connection with the negotiation or consummation of this Agreement or any of the transactions contemplated hereby.

4.4        Financing.     Parent has, or will have prior to the Effective Time, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to pay the aggregate Initial Cash Merger Consideration.

4.5        Litigation.     There is no Action or Order pending or, to the knowledge of Parent, threatened against Parent or Acquisition Subsidiary challenging, enjoining or preventing this Agreement or the consummation of the transactions contemplated hereby.

4.6        Information Statement.     None of the information relating to the Parent or the Acquisition Subsidiary in the Information Statement will contain an untrue statement of material fact or will omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

ARTICLE 5

COVENANTS OF THE COMPANY

5.1         Conduct of Business of the Company.     Except as expressly permitted by this Agreement or as Parent may otherwise consent to or approve in writing (delivered personally, by facsimile or email) on and after the date hereof and prior to the Closing Date, during the period from the date of this Agreement to the Effective Time, the Company shall operate in the Ordinary Course of Business and in compliance with all material and applicable Laws and regulations and, to the extent consistent therewith, use commercially reasonable efforts to preserve intact its current business organization, to keep available the services of its current officers and other employees, to preserve its cash, and to preserve its relationships with those persons having business dealings with it, including vendors and customers. Furthermore, the Company covenants, represents and warrants that from and after the date hereof, unless Parent shall otherwise expressly consent in writing (delivered personally, by facsimile or email), the Company shall use its commercially reasonable efforts to: (i) keep in full force and effect insurance comparable in amount and scope of coverage to insurance now carried by it; and (ii)

pay all accounts payable and other obligations, when they become due and payable, in the Ordinary Course of Business consistent with the provisions of this Agreement, except if the same are contested in good faith, and, in the case of the failure to pay any material accounts payable or other obligations which are contested in good faith, only after consultation with Parent. Except as set forth on Schedule 5.1, without limiting the generality of the foregoing (but subject to the above exceptions), during the period from the date of this Agreement to the Effective Time, the Company shall not without the written consent of Parent (which shall not be unreasonably withheld, delayed or conditioned and shall be deemed to have been duly given if delivered personally, facsimiled or emailed) the Company shall not:

(a)         (i) declare, set aside or pay any dividends on, or make any other distributions in respect of, any of its Shares or any other equity interests, (ii) split, combine or reclassify any of its Shares or any other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any of its Shares or any other equity interests, except for issuances of capital stock upon the exercise of options outstanding as of the date hereof in accordance with their present terms, (iii) purchase, redeem or otherwise acquire any Shares or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities or (iv) make any other actual, constructive or deemed distribution in respect of any Shares or other equity interests or otherwise make any payments to Stockholders in their capacity as such;

(b)         issue, deliver, sell, pledge or otherwise encumber or subject to any Lien any Shares, any other voting securities or other equity interests or any securities convertible into, or any rights, warrants or options to acquire, any such Shares, voting securities or other equity interests or convertible securities;

(c)         amend its certificate of incorporation or bylaws or organizational documents;

(d)         acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the stock or assets of, or by any other manner, any business or any Person and, without limiting the generality of the foregoing, shall not create any Subsidiary of the Company;

(e)         sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of the Property (including securitizations), other than in the Ordinary Course of Business;

(f)         incur any Indebtedness for borrowed money or issue any debt securities, make any loans, advances or capital contributions to, or investments in, any Person, other than in the Ordinary Course of Business and in an amount not in excess of $20,000 in the aggregate;

(g)         assume, guarantee or endorse the obligations of any other Person, indemnify any other person, issue any support guarantees or otherwise become responsible for the obligations of any Person;

(h)         make any capital expenditure or expenditures that exceed $50,000 individually or $100,000 in the aggregate, except as required by a Contract required to be disclosed on Schedule 2.12;

(i)         (1) make any material Tax election; (2) adopt any Tax accounting method that is inconsistent with elections made, positions taken or methods used in preparing or filing similar Tax Returns in prior periods; (3) file any amended Tax Returns or claims for Tax refunds; (4) enter into any closing agreement related to any material Tax; (5) settle or compromise any material Tax claim, audit or assessment; (6) surrender any right to claim a material Tax refund, offset or other reduction in Tax liability; or (7) consent to any extension or waiver of the limitations period applicable to any material Tax claim or assessment;

(j)         except as required under an existing Plan, (i) grant or commit to grant any employee, Stockholder, officer, director or agent any increase in wages, bonus, severance, profit sharing, retirement, insurance or other compensation or benefits (other than an increase in wages in the Ordinary Course of Business), (ii) amend or terminate any Plan, except to the extent necessary to comply with applicable Law, (iii) establish any new compensation or benefit plan or arrangement, or (iv) enter into any employment, consulting, retention, termination, severance or collective bargaining agreement (other than at-will offer letters to new-hires in the Ordinary Course of Business that do not provide for any severance or other post-termination benefit and/or grant any equity or equity-based awards and which have been disclosed to Parent);

(k)         take, or agree to commit to take, any action that would or is reasonably likely to result in the acceleration of vesting or a right to exercise any options or warrants (other than as approved by Parent or to effect the amended vesting dates of certain Restricted Shares as specifically set forth on Schedule 2.3(c));

(l)         revalue any of its assets, including, without limitation, writing down the value of inventory or writing-off notes (other than as set forth on Schedule 5.1(l)) or accounts receivable other than in the Ordinary Course of Business or as required by GAAP;

(m)         enter into any contract or agreement, other than in the Ordinary Course of Business, or amend in any material respect any of the Contracts other than in the Ordinary Course of Business;

(n)         pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the Ordinary Course of Business of liabilities reflected or reserved against in the Balance Sheet or incurred in the Ordinary Course of Business since the date of the Balance Sheet;

(o)         settle or compromise any pending or threatened suit, action or claim relating to the transactions contemplated hereby;

(p)         enter into any agreement or arrangement that would limit or restrict the Surviving Company and its Affiliates (including Parent) or any successor thereto, from engaging or competing in any line of business or in any geographic area;

(q)         terminate or amend in any material respect any contract listed on Schedule 2.12 or Schedule 2.14(c);

(r)         sell, transfer or grant any license with respect to Intellectual Property of the Company other than non-exclusive licenses granted in the Ordinary Course of Business, or fail to make any filing, pay any fee or take any other action necessary to maintain the existence, validity and ownership by the Company of any material Intellectual Property owned by the Company;

(s)         fail to pay any fee, make any filing or take any action necessary to maintain the ownership or right to use or otherwise exploit any Intellectual Property that is material to the business of the Company;

(t)         abandon, or lose the right to use or otherwise exploit any Intellectual Property material to the business of the Company; or

(u)         authorize, or commit or agree to take, any of the foregoing actions.

5.2        Notification of Certain Matters.     From the date hereof until the Closing Date, the Company shall promptly notify Parent after becoming aware of:

(a)        any Company Material Adverse Effect. For purposes of this Agreement, “Company Material Adverse Effect” means any material adverse change, event, circumstance or development (each, an “Effect”) with respect to, or that does or could reasonably be expected to have a material adverse effect on, the business, operations, assets, liabilities, employee relationships, or financial condition, of the Company, provided, however, that no Effect resulting from, arising out of, attributable to, or related to any of the following shall be deemed to be or constitute a “Company Material Adverse Effect” or shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur:

(i)         general economic or political conditions (or changes in such conditions) in the United States or any other country or region in the world in which the Company operates or conducts business, in the industries therein or conditions in the global economy generally;

(ii)         conditions (or changes in such conditions) in the industries in which the Company operates or conducts business, including conditions (or changes in such conditions) in the software industry generally;

(iii)         any failure of the Company to meet internal estimates, projections or forecasts of revenues, earnings or other financial or business metrics, in and of itself (it being understood and agreed that the underlying change, event, circumstance or development giving rise to or causing such failure may constitute or contribute to a Company Material Adverse Effect and may be taken into account in making a determination as to whether there has been a Company Material Adverse Effect);

(iv)         acts of war, sabotage or terrorism (including the escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world and any acts of God in the United States or any other country or region in which the Company operates or conducts business;

(v)         the public announcement or pendency of the transactions contemplated by this Agreement;

(vi)         compliance with the terms of, or the taking of any action expressly required or contemplated by, this Agreement, or the failure to take any action expressly prohibited by this Agreement;

(vii)         changes in Law applicable to the Company;

(viii)         changes in GAAP (or the interpretation thereof);

(ix)         any facts expressly set forth in the Disclosure Schedule relating to matters as of or prior to the date hereof which are identified on the Disclosure Schedule as a “Company Material Adverse Effect”; and

(x)         any change in the security clearances held by the Company or any of its employees;

unless and to the extent with respect to clauses (i), (ii), (iv) or (vii), such change, event, circumstance, or development (x) specifically affects or relates to (or has the effect of specifically affecting or relating to) the Company, or (y) is materially and disproportionately adverse to the Company as compared to other companies operating in the industries in which the Company operates.

(b)         any fact, condition, change or event that causes or constitutes a material breach of any of the representations or warranties of the Company hereunder made as of the date hereof;

(c)         any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby;

(d)         any notice or other communication from or to any Government in connection with the transactions contemplated hereby;

(e)         any action, suit, claim, investigation or proceeding commenced threatened against, relating to or involving or otherwise affecting the Company that, if pending on the date hereof, would have been required to have been disclosed pursuant to this Agreement; and

(f)         (i) the damage or destruction by fire or other casualty of any material asset or (ii) any asset becoming the subject of any proceeding or threatened proceeding for the taking thereof or of any right relating thereto by condemnation, eminent domain or other similar governmental action,

The Company hereby acknowledges that Parent does not and shall not waive any right it may have hereunder as a result of such notifications and any notification given pursuant to this Section 5.2 (including any supplement to the Schedules to this Agreement) shall (i) not have any effect for purposes of determining satisfaction of the conditions set forth in Section 7.3 of this Agreement, and (ii) not in any way limit the Parent’s exercise of its rights hereunder.

5.3       Access to Information.     To the maximum extent permitted by applicable Law and subject to the Confidentiality Agreement dated as of March 20, 2012 between Parent and the Company (the “Confidentiality Agreement”), the Company shall afford to Parent and to the officers, employees, accountants, counsel, financial advisors and other representatives of Parent, reasonable access during normal business hours during the period prior to the Effective Time to the Company’s properties, books, contracts, commitments, personnel and records and, during such period, the Company shall furnish promptly to Parent all other information concerning the Company’s business, properties and personnel as Parent may reasonably request, provided that no investigation pursuant to this Section 5.3 shall affect or modify any representation or warranty or any liability with respect thereto. Parent shall hold, and shall cause its officers, employees, accountants, counsel, financial advisors and other representatives and Affiliates to hold, any nonpublic information in accordance with the terms of the Confidentiality Agreement. Notwithstanding the foregoing provisions of this Section 5.3, (a) the Company shall not be required to take any action that would, in the good faith judgment of the Company, constitute a waiver of the attorney-client or similar privilege held by the Company or any of its Subsidiaries or violate confidentiality obligations owing to third parties; provided, however, that the Company shall make a good faith effort to accommodate any request from Parent for access or information pursuant to this Section in a manner that does not result in such a waiver or violation, (b) Parent shall not have access to personnel records of the Company relating to individual performance or evaluation records, medical histories or other information if such disclosure by the Company would violate any applicable federal, state or local law and (c) any access to the Company’s properties shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include the right to perform any “invasive” testing. In addition, Parent shall not contact any personnel or customers of the Company regarding the transactions contemplated by this Agreement without the express prior written consent of the Chief Executive Officer of the Company. All information provided pursuant to this Agreement shall remain subject in all respects to the Confidentiality Agreement.

5.4	Commercially Reasonable Efforts; Cooperation.

(a)         Upon the terms and subject to the conditions set forth in this Agreement, the Company agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with Parent and Acquisition Subsidiary in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby, including, but not limited to, (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Government authorities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Government, (ii) timely making all necessary filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), (iii) the performance of the Company’s obligations under this Agreement, (iv) the obtaining of all necessary consents, approvals or waivers from third parties; provided, however, that in no event shall the Company be required to pay any amount of money or waive any existing right in order to obtain any necessary third party consent, (v) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Government vacated or reversed, and (vi) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement; provided, however, that nothing in this Agreement shall require, or be construed to require, the Company to waive any condition to its obligation to proceed with the Closing as set forth in Section 7.2. In consummating the Merger and the other transactions contemplated hereby, the Company shall comply with all applicable Laws. Notwithstanding anything to the contrary herein, if the lessor or licensor under any lease of real property conditions its grant of a consent (including by threatening to exercise a “recapture” or other termination right) upon, or otherwise requires in response to a notice or consent request regarding this Agreement, the payment of a consent fee or other consideration (including increased rent payments), Parent shall be solely responsible for making all such payments.

(b)        In furtherance and not in limitation of the foregoing, the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten Business Days after the date of this Agreement and all other filings required (i) under any applicable non-US antitrust or competition laws (together with the Notifications and Report Forms pursuant to the HSR Act, the “Antitrust Filings”) and (ii) under any other applicable competition, merger control, antitrust or similar law that Parent and the Company deem advisable or appropriate, with Parent making the ultimate determination as to whether it is advisable and appropriate to make such filing, with respect to the transactions contemplated hereby as promptly as practicable and to supply to the Governmental authority as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any applicable non-US antitrust or competition law and to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and any applicable non-US antitrust or competition law as soon as practicable.

(c)        The Company shall promptly notify Parent of any communication it receives from any Governmental authority relating to the matters that are the subject of this Agreement and permit Parent to review and comment on in advance any proposed communication by the Company to any Governmental authority and shall provide Parent with copies of all correspondence, filings or communications between the Company or any of its representatives and any Governmental authority. The Company shall not agree to participate in any meeting with any Governmental authority in respect of any such filings, investigation or other inquiry unless it consults with Parent in advance and, to the extent permitted by such Governmental authority, gives Parent the opportunity to attend, direct and participate at such meeting.

(d)         During the period from the date of this Agreement to the Effective Time, the Company shall cooperate with Parent (i) in determining, with Parent making any final determination, whether any action by or in respect of, or filing with, any Government is required or advisable, or any actions, consents, approvals or waivers are required to be obtained from parties to any Contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking, upon Parent’s direction, such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers; provided, however, that for the avoidance of doubt, such filings, actions, consents, approvals or waivers set forth in (i) or (ii) above shall in no event be a condition to the Parent’s obligation to proceed with the Closing (other than as provided in Sections 7.1(b), 7.1(c) and 7.3(d)).

5.5       Stockholder Materials.     The Company shall send to Parent a copy of the Information Statement and all material reports and materials as and when it sends the same to its Stockholders or any Government.

5.6	Requisite Stockholder Approval.

(a)         The Company shall within one Business Day after the date of this Agreement mail or otherwise provide to its Stockholders (a) any information required by the DGCL (i) in connection with the Requisite Stockholder Approval and (ii) with respect to any appraisal rights available under the DGCL and (b) the Information Statement. The Information Statement and any other materials submitted to the Stockholders in connection with the transactions contemplated by this Agreement shall be subject to prior review and approval by Parent, which approval shall not be unreasonably delayed or withheld. The Company shall give Parent prompt notice of any demand received by the Company regarding appraisal rights or the exercise of appraisal rights. Except with the prior written consent of Parent (which shall not be unreasonably delayed or withheld) or as may otherwise be required under applicable Law, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands.

(b)         The Company will use its reasonable efforts to obtain, within one Business Days after the date hereof, the Requisite Stockholder Approval by written consent for the purpose of adopting this Agreement in accordance with the DGCL, the Company’s Certificate of Incorporation and Bylaws. The Board of Directors of the Company has adopted a resolution recommending the adoption of this Agreement by the Company’s Stockholders (the “Company Recommendation”) and, except as provided in Section 5.8, the Board of Directors of the Company (i) will continue to recommend to the Stockholders that they adopt this Agreement and approve the transactions contemplated hereby and (ii) will use its reasonable best efforts to obtain any necessary adoption and approval by the Company’s Stockholders of this Agreement and the transactions contemplated hereby.

5.7        Takeover Statutes.     If any Takeover Statute is or may become applicable to the Merger or any the other transactions contemplated hereby, the Company and the Board of Directors will grant such approvals, and will take such other actions as are necessary so that the Merger or any the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby or thereby and will otherwise act to eliminate or minimize the effects of any Takeover Statute on the Merger or any of the other transactions contemplated hereby.

5.8	No Solicitation.

(a)         Neither the Company nor any of its directors, officers, employees, Affiliates, representatives or agents (collectively, “Agents”), or any of the Key Stockholders shall, directly or indirectly: (i) solicit, knowingly encourage, initiate, accept, support, approve or participate in any negotiations or discussions with respect to any Acquisition Proposal; (ii) disclose any information not customarily disclosed in the Ordinary Course of Business to any Third Party concerning the Company and which the Company believes or should reasonably know could be used for the purposes of formulating any offer, indication of interest or proposal for an Acquisition Proposal; (iii) assist, cooperate with, facilitate or knowingly encourage any Third Party to make any offer, indication of interest or proposal for an Acquisition Proposal; (iv) execute or agree to execute or enter into a contract, arrangement, or understanding regarding any Acquisition Proposal; (v) fail to make, withdraw or modify in a manner adverse to Parent or publicly propose to withdraw or modify in a manner adverse to Parent the Company Recommendation (it being understood that taking a neutral position or no position with respect to any Acquisition Proposal shall be considered an adverse modification), recommend, adopt or approve or publicly propose to recommend, adopt or approve an Acquisition Proposal, or take any action or make any statement inconsistent with the Company Recommendation (any of the foregoing in this clause (v), an “Adverse Recommendation Change”), (vi) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or (vii) authorize or permit any of the Company’s Agents to take any of the actions set forth above in (i) through (vi). Without limiting the foregoing, it is agreed that any violation of the restrictions on the Company set forth in the preceding sentence by any Agent of the Company or the Key Stockholders shall be a breach of this Section by the Company. The Company shall, and shall cause its Agents to, and the Key Stockholders shall, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party conducted prior to the date of this Agreement with respect to any Acquisition Proposal and shall use its reasonable best efforts to cause any such Third Party (or its agents or advisors) in possession of confidential information about the Company that was furnished by or on behalf of the Company or any of the Stockholders to return or destroy all such information. During the term of this Agreement, none of the Company or any of the Stockholders shall take any actions to make any state takeover statute (including any Delaware state takeover statute) or similar statute inapplicable to any Acquisition Proposal.

(b)        Notwithstanding the foregoing, at any time prior to the Requisite Stockholder Approval, the Board of Directors of the Company, directly or indirectly through advisors, agents or other intermediaries, may, subject to compliance with Section 5.8(c), (i)

engage in negotiations or discussions with any Third Party that, subject to the Company’s compliance with Section 5.8(c), has made after the date of this Agreement a Superior Proposal or an unsolicited bona fide Acquisition Proposal that the Board of Directors of the Company reasonably believes (after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel) will lead to a Superior Proposal, (ii) thereafter furnish to such Third Party nonpublic information relating to the Company pursuant to a confidentiality agreement with terms no less favorable to the Company than those contained in the Confidentiality Agreement (a copy of which shall be provided, promptly after its execution, for informational purposes only to Parent); provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party) and (iii) following receipt of a Superior Proposal after the date of this Agreement, make an Adverse Recommendation Change, but in each case referred to in the foregoing clauses (i) through (iii) only if the Board of Directors of the Company determines in good faith by a majority vote, after considering advice from outside legal counsel to the Company, that the failure to take such action is inconsistent with its fiduciary duties under Applicable Law.

(c)         The Board of Directors of the Company shall not take any of the actions referred to in clauses (i) through (iii) of Section 5.8(b) unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action, and the Company shall continue to advise Parent after taking such action of the status and terms of any discussions and negotiations with the Third Party. In addition, the Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its Agents) of any Acquisition Proposal, any indication that a Third Party is considering making an Acquisition Proposal or of any request for information relating to the Company or for access to the business, properties, assets, books or records of the Company by any Third Party that may be considering making, or has made, an Acquisition Proposal, which notice shall be provided orally and in writing and shall identify the Third Party making, and the terms and conditions of, any such Acquisition Proposal, indication or request (including any changes thereto). The Company shall keep Parent reasonably and promptly informed, on a current basis, of the status and details of any such Acquisition Proposal, indication or request (including any changes thereto) and shall promptly (but in no event later than 24 hours after receipt) provide to Parent copies of all correspondence and written materials sent or provided to the Company that describes any terms or conditions of any Acquisition Proposal.

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any Third Party indication of interest in, (A) any acquisition or purchase, direct or indirect, of 15% or more of the consolidated assets of the Company or over 15% of any class of equity or voting securities of the Company, (B) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party beneficially owning 15% or more of any class of equity or voting securities of the Company, (C) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or (D) any other transaction the consummation of which could reasonably be expected to impede, interfere with, prevent or materially delay the Merger or which could reasonably be expected to dilute materially the benefits to Parent of the transactions contemplated hereby.

“Superior Proposal” means any bona fide, unsolicited written Acquisition Proposal for all of the outstanding Shares on terms that the Board of Directors of the Company determines in good faith by a majority vote, after considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal would result in a transaction (i) that if consummated, is materially more favorable to Stockholders from a financial point of view than the Merger or, if applicable, any proposal by Parent to amend the terms of this Agreement taking into account all the terms and conditions of such proposal and this Agreement (including the expected timing and likelihood of consummation, taking into account any governmental and other approval requirements), (ii) that is reasonably capable of being completed on the terms proposed, taking into account the identity of the person making the proposal, any approval requirements and all other financial, legal and other aspects of such proposal and (iii) for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Board of Directors of the Company.

“Third Party” means any Person, including as defined in Section 13(d) of the Exchange Act, other than Parent or any of its Affiliates, and the directors, officers, employees, agents and advisors of such Person, in each case, acting in such capacity.

5.9        Stockholder Litigation.     The Company shall promptly notify Parent and give Parent the opportunity to participate in the defense or settlement of any Action brought by any Stockholder against the Company and/or its directors relating to the transactions contemplated by this Agreement, and no settlement of any such Action shall be agreed to without Parent’s prior written consent, which shall not be unreasonably withheld, delayed or conditioned.

5.10        Spreadsheet.     The Company shall prepare and deliver to Parent and the Exchange Agent, at or prior to the Closing, a spreadsheet or spreadsheets in the form reasonably acceptable to Parent and the Exchange Agent, which spreadsheet shall be dated as of the Closing Date and shall set forth, as of the Closing Date, (a) the names of all Stockholders of the Company and their respective addresses (as known by the Company), (b) the number of Shares held by such Persons and the respective certificate numbers, (c) the portion of the Initial Merger Consideration payable to each Stockholder, and (d) the interest of each Stockholder in the Escrow Account (the “Spreadsheet”).

5.11        Facility Clearance.     During the period from the date of this Agreement to the Effective Time, the Company will take all steps advisable, necessary or desirable for the Company to maintain and retain the facility clearance that the Company currently holds, including, but not limited to: (A) communicating with the Defense Security Service and other Cognizant Security Office (collectively, “CSOs”) as is appropriate regarding the Merger; and (B) negotiating diligently and in good faith toward reaching an agreement with the CSOs as to the requirements for the Company to maintain all necessary clearances post-Closing and, together with Parent, diligently and in good faith taking all steps required to fulfill such requirements, including the negotiation of such mitigation instrument or instruments as may be required to maintain such clearances The Company will apply for, maintain in good standing and, together with Parent, take all steps to renew all facility clearances necessary to enable the Company to continue to conduct the businesses in which it is currently engaged and in which it engages after the date hereof.

5.12        CFIUS.     During the period from the date of this Agreement to the Effective Time, if Parent and the Company have filed or will file with the Committee on Foreign Investment in the United States (“CFIUS”) a joint voluntary notice pursuant to the Foreign Investment and National Security Act of 2007 (“FINSA”), which amended Section 721 of the Defense Production Act of 1950, and the regulations that were issued under FINSA at 31 C.F.R. Part 800 with respect to the transactions contemplated by this Agreement, each Party agrees to take any and all actions and to execute any and all actions advisable, necessary or desirable to finally and successfully secure CFIUS Approval as promptly as practicable after the date of such filing. Such efforts shall include, without limitation, providing CFIUS with any additional or supplemental information requested by CFIUS or its member agencies during the CFIUS review process and execution of mitigation agreements containing any terms customarily included in such mitigation agreements; provided, however, that no Party shall be required to enter into any agreement that: (i) materially interferes with Parent’s ability to participate in the management of the Company pursuant to the terms of this Agreement or any ancillary agreements unless previously agreed upon in writing by Parent; or (ii) requires any Party to dispose of any material portion of its businesses, operations, assets or product lines (or any combination thereof) other than the disposition that is contemplated in this Agreement. “CFIUS Approval” shall mean (i) the Parties shall have received a written notification issued by CFIUS that it has determined that (A) it lacks jurisdiction over the transactions contemplated by this Agreement or (B) it has concluded its review under Section 721 of the Defense Production Act of 1950 (as amended by FINSA) and has determined not to conduct a full investigation; or (ii) if a full investigation is deemed to be required, the Parties shall have received notification that the United States government will not take action to prevent the consummation of the transactions contemplated by this Agreement.

5.13        Voluntary Self Disclosures.     The Company shall, prior to the Closing, file an initial notification of Voluntary Self Disclosure with the BIS pursuant to section 764.5(c)(2) of the Export Administration Regulations; provided, however, that, prior to such filing, Parent shall be given the opportunity to review and comment on the preliminary Voluntary Self Disclosure.

ARTICLE 6

COVENANTS OF PARENT

6.1        Notification of Certain Matters.     Parent shall give prompt notice to the Company if any of the following occur after the date of this Agreement: (i) receipt of any notice or other communication from any third party alleging that the consent, approval, waiver or authorization of, notice to or declaration or filing with, such third party is or may be required in connection with the transactions contemplated by this Agreement; (ii) receipt of any material notice or other communication from any Government in connection with the transactions contemplated by this

Agreement; (iii) the commencement or threat of any Action involving or affecting Parent, or any of its property or assets which, if pending on the date hereof, would have been required to have been disclosed in or pursuant to this Agreement or which relates to the consummation of the Merger or any material development in connection with any Action disclosed by Parent in or pursuant to this Agreement; or (iv) the occurrence of any event that would cause a breach by Parent of any provision of this Agreement, including such a breach that would occur if such event had taken place on or prior to the date of this Agreement.

6.2	Commercially Reasonable Efforts; Cooperation.

(a)         Upon the terms and subject to the conditions set forth in this Agreement, Parent agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the Company in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby, including, but not limited to, (i) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Government authorities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Government, (ii) timely making all necessary filings under the HSR Act, (iii) the performance of Parent’s obligations under this Agreement, (iv) the obtaining of all necessary consents, approvals or waivers from third parties, (v) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Government vacated or reversed, and (vi) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement; provided, however, that nothing in this Agreement shall require, or be construed to require, Parent to (A) proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise hold separate or encumber, before or after the Effective Time, any assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, the Company or any of their respective Affiliates (or to consent to any sale, divestiture, lease, license, transfer, disposition or other encumbrance by Parent, the Company or the Surviving Company of any of their assets, licenses, operations, rights, product lines, businesses or interest therein or to consent to any agreement to take any of the foregoing actions), (B) agree to any material changes (including through a licensing arrangement) or restriction on, or other impairment of Parent’s ability to own or operate, any such assets, licenses, operations, rights, product lines, businesses or interests therein or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Company, or (C) waive any condition to the obligation of Parent and Acquisition Subsidiary to proceed with the Closing as set forth in Section 7.3.

(b)         In furtherance and not in limitation of the foregoing, Parent shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within ten Business Days after the date of this Agreement and all other filings required (i) under any applicable non-US antitrust or competition laws (together with the Notifications and Report

Forms pursuant to the HSR Act, the Antitrust Filings) and (ii) under any other applicable competition, merger control, antitrust or similar law that Parent and the Company deem advisable or appropriate, with Parent making the ultimate determination as to whether it is advisable or appropriate to make such filing, with respect to the transactions contemplated hereby as promptly as practicable and to supply to the Governmental authority as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any applicable non-US antitrust or competition law and to use their reasonable best efforts to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and any applicable non-US antitrust or competition law as soon as practicable.

(c)        Parent shall promptly notify the Company of any communication it receives from any Governmental authority relating to the matters that are the subject of this Agreement. Parent shall promptly notify the Company of any meeting with any Governmental authority in respect of any such filings, investigation, or other inquiry in advance.

(d)         During the period from the date of this Agreement to the Effective Time, Parent shall cooperate with the Company (i) in determining, with Parent making any final determination, whether any action by or in respect of, or filing with, any Government is required or advisable, or any actions, consents, approvals or waivers are required to be obtained from parties to any Contracts, in connection with the consummation of the transactions contemplated by this Agreement and (ii) in taking, upon Parent’s direction, such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers; provided, however, that for the avoidance of doubt, such filings, actions, consents, approvals or waivers set forth in (i) or (ii) above shall in no event be a condition to the Company’s obligation to proceed with the Closing (other than as provided in Sections 7.1(b), 7.1(c) and 7.3(d)).

6.3        Benefits Covenant.     On and after the Effective Time, Parent shall, or shall cause the Surviving Company to:

(a)         provide the employees of the Company as of the Effective Time for so long as they remain employed by the Company (the “Covered Employees”) with the same or substantially similar employee benefits and compensation plans, programs and arrangements that are provided to similarly situated employees of Parent and its Subsidiaries;

(b)         to the extent permitted under the terms of any employee benefit or compensation plan, program or arrangement adopted, maintained or contributed to by Parent or the Surviving Company in which Covered Employees are eligible to participate, provide all Covered Employees with service credit for purposes of eligibility, participation, vesting and levels of benefits (but not for benefit accruals under any defined benefit pension plan), under any employee benefit or compensation plan, program or arrangement adopted, maintained or contributed to by Parent or the Surviving Company in which Covered Employees are eligible to participate, for all periods of employment with the Company (or any predecessor entities) prior to the Effective Time and with the Surviving Company and any of its Affiliates on and after the Effective Time; and

(c)         provide the employees of the Company as of the Effective Time with the ability to participate in Parent’s 2012 employee bonus plan under which cash bonuses may be earned based on the extent to which Parent and its subsidiaries, on a consolidated basis, achieve certain pre-set financial performance targets, with such participation being subject to and in accordance with the terms of such bonus plan.

6.4       Voluntary Self Disclosures.     After the Effective Time, Parent shall use commercially reasonable efforts to complete its review of the Company’s export regulatory compliance and, without unreasonable delay, prepare and file a definitive Voluntary Self Disclosure with the BIS pursuant to section 764.5(c)(3) of the Export Administration Regulations; provided, however, that, prior to such filing, the Representative shall be given the opportunity to review and comment on the definitive Voluntary Self Disclosure.

ARTICLE 7

CONDITIONS PRECEDENT

AND ADDITIONAL COVENANTS

7.1       Conditions to Each Party’s Obligations.     The respective obligations of each party to proceed with the Closing shall be subject to the fulfillment or, to the extent permissible, waiver at or prior to the Effective Time of the following conditions:

(a)         No Injunction or Action.     No order, statute, rule, regulation, executive order, stay, decree, investigation, judgment or injunction shall have been enacted, entered, promulgated or enforced by any court or other Government, which prohibits or prevents the consummation of the Merger and which has not been vacated, dismissed or withdrawn by the Effective Time. The Company and Parent shall use their commercially reasonable efforts to have any of the foregoing vacated, dismissed or withdrawn by the Effective Time.

(b)        Requisite Stockholder Approval.     The Company shall have received the Requisite Stockholder Approval at or prior to the Effective Time.

(c)         HSR Act.     Any waiting period applicable to the Merger under the HSR Act shall have expired or earlier termination thereof shall have been granted and no action shall have been instituted by either the United States Department of Justice or the Federal Trade Commission or any private action by a state attorney general or other governmental authority to prevent the consummation of the transactions contemplated by this Agreement or to modify or amend such transactions in any material manner, or if any such action shall have been instituted, it shall have been withdrawn or a final judgment shall have been entered against such Department or Commission, as the case may be.

7.2       Conditions to Obligations of the Company.     The obligation of the Company to proceed with the Closing shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any one or more of which may be waived by the Company:

(a)         Performance of Obligations; Representations and Warranties.    (i) Parent shall have performed in all material respects each of its agreements contained in this Agreement and the Escrow Agreement required to be performed at or prior to the Closing; (ii) each of the representations and warranties of Parent contained in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materially,” “Material Adverse Effect” and words of similar import set forth therein) at and as of the date of this Agreement and on and as of the Closing Date as if made at and as of such date (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the Parent or the ability of Parent to fulfill its obligations hereunder, and (iii) the Representative shall have received a certificate, dated the Closing Date, from Parent, signed on behalf of Parent, by a duly authorized officer of Parent, to such effect.

(b)         Deliveries.    Parent shall have made and tendered, or caused to be made and tendered, delivery of all of the items required by Section 1.9 and such other customary documents, instruments or certificates as shall be reasonably requested by the Representative and as shall be consistent with the terms of this Agreement.

7.3        Conditions to Obligations of Parent and Acquisition Subsidiary.     The obligations of Parent and Acquisition Subsidiary to proceed with the Closing shall be subject to the fulfillment at or prior to the Effective Time of the following additional conditions, any one or more of which may be waived by Parent:

(a)         Performance of Obligations; Representations and Warranties.     (i) The Company and the Representative shall have performed in all material respects each of their agreements contained in this Agreement and the Escrow Agreement required to be performed at or prior to the Closing; (ii) each of the representations and warranties of the Company contained in this Agreement shall be true and correct (disregarding all qualifications or limitations as to “materially,” “Material Adverse Effect” and words of similar import set forth therein) at and as of the date of this Agreement and on and as of the Closing Date as if made at and as of such date (or, in the case of those representations and warranties that are made as of a particular date or period, as of such date or period), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; and (iii) Parent shall have received certificates, dated the Closing Date, from each of the Company and the Representative, signed on behalf of each such Party, by a duly authorized officer of such Party, to such effect.

(b)         Performance of Obligations; Representations and Warranties Contained in the Side Agreements.     (i) Each Key Stockholder shall have performed in all material respects each of his, her or its agreements required to be performed on or prior to the Closing Date under the Side Agreement to which he, she or it is a party; (ii) each of the representations and warranties of each Key Stockholder contained in his, her or its Side Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified by materiality which shall be true and correct in all respects) on and as of the Closing Date as if made on and as of such date (other than representations and warranties which address matters only as of a certain date which shall be true and correct as of such certain date), in each case except as contemplated or permitted by the Side Agreement, and (iii) Parent shall have received a certificate, dated the Closing Date, from the Representative, signed on behalf of each such Key Stockholder, to such effect.

(c)         No Material Adverse Effect.     Since the date of this Agreement, there shall have been no Company Material Adverse Effect, and Parent shall have received a certificate dated the Closing Date, signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company, that there has been no Company Material Adverse Effect.

(d)         Consents.     All material consents and approvals set forth on Schedule 1.8(g), shall have been obtained on terms and conditions reasonably acceptable to Parent and shall be in full force and effect.

(e)         No Pending Action.     There shall not be instituted, pending or threatened any action, investigation or proceeding by any Government, and there shall not be instituted, pending or threatened any action or proceeding by any other person, domestic or foreign, before any Government, (A) challenging or seeking to make illegal, to delay materially or otherwise, directly or indirectly, to restrain or prohibit the consummation of the Merger, seeking to obtain material damages or imposing any material adverse conditions in connection therewith or otherwise, directly or indirectly relating to the transactions contemplated by the Merger, (B) seeking to restrain, prohibit or delay the exercise of full rights of ownership or operation by Parent or Acquisition Subsidiary or their Affiliates of all or any portion of the business or assets of the Company or of Parent or Acquisition Subsidiary or any of their Affiliates, or to compel Parent or Acquisition Subsidiary or any of their Affiliates to dispose of or hold separate all or any material portion of the business or assets of the Company or of Parent or Acquisition Subsidiary or any of their Affiliates, (C) seeking to impose or confirm material limitations on the ability of Parent or Acquisition Subsidiary or any of their Affiliates to exercise full rights of the ownership of the equity interests of the Company, including, without limitation, the right to vote the Shares of the Company acquired or owned by Parent or Acquisition Subsidiary or any of their Affiliates on all matters properly presented to the holders of such equity interests, (D) seeking to require divestiture by Parent or Acquisition Subsidiary or any of their Affiliates of the equity interests of the Company or any assets of the Company, or (E) that otherwise would reasonably be expected to have a Company Material Adverse Effect. Notwithstanding the foregoing, nothing is this Section 7.3(e) shall make the fulfillment of CFIUS Approval or reaching an agreement with or obtaining any other form of approval by the CSOs, as contemplated under Section 5.12, a requirement or condition to Closing.

(f)         Appraisal Rights.     The Company shall not have received notice of demand for appraisal of Shares from holders of more than 5% of the Shares on an as-converted basis.

(g)        Side Agreements and Stockholder Non-Competition Agreements.    Each Side Agreement and Stockholder Non-Competition Agreement shall remain in full force and effect on and as of the Closing Date.

(h)        Employment Agreements and Non-Competition and Confidentiality Agreements.    The Employment Agreements and Non-Competition and Confidentiality Agreements with the individuals listed on Schedule 7.3(h) shall remain in full force and effect on and as of the Closing Date.

(i)        Deliveries.     The Representative shall have made and tendered, or caused to be made and tendered, delivery of all of the items required by Section 1.8 and such other customary documents, instruments or certificates as shall be reasonably requested by Parent and as shall be consistent with the terms of this Agreement, all of which shall be in full force and effect.

7.4       Public Announcements; Confidentiality.     Prior to the Effective Time, Parent and the Company shall consult with each other before issuing any press release, making any statement or communication to any Third Party (other than their respective Agents, including legal counsel, tax advisors and accountants) or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby, including, if applicable, its termination and the reasons therefor, and, except as may be required by applicable Law or any listing agreement with or rule of any national securities exchange or association, no Party shall issue any such press release, make any such statement or communication or schedule any such press conference or conference call without the consent of the other Party.

7.5       Further Assurances.     From and after the Closing, the Parties shall do such acts and execute such documents and instruments as may be reasonably required to make effective the transactions contemplated hereby.

7.6	Taxes.

(a)         The Representative shall prepare or cause to be prepared, and timely file or cause to be timely filed, at the Stockholders’ cost and expense, all Income Tax Returns (including for purposes of this Section 7.6 Tax Returns for withholding Taxes measured by, or calculated with respect to, any payments or distributions (other than wages)) of the Company for any Tax year or period ending on or before the Closing Date (“Pre-Closing Tax Period”). The Representative shall provide Parent with a copy of all Income Tax Returns of the Company for any Pre-Closing Tax Period (“Pre-Closing Period Income Tax Returns”) no later than 30 days prior to the due date of each such Pre-Closing Income Tax Return. Such Pre-Closing Period Income Tax Returns shall be prepared in a manner consistent with prior Tax Returns, except as required by Law. Parent shall be entitled to propose revisions to any Pre-Closing Period Income Tax Return, so long as any proposed revisions are provided to the Representative no later than ten days after the date on which the Parent received a copy of such Pre-Closing Period Income Tax Return from the Representative. The Representative shall consider Parent’s comments in good faith.

All other Tax Returns of the Company for any Pre-Closing Period that are due after the Closing Date shall be prepared and timely filed by Parent in a manner consistent with prior Tax Returns of the Company, unless otherwise required to avoid penalties, in which case Parent shall provide to the Representative a draft of each such Tax Return that is not prepared in a manner consistent with prior Tax Returns of the Company a reasonable period prior to the due date of each such Tax, and Parent shall consider in good faith the Representative’s comments and proposed revisions to such Tax Returns. All Taxes payable with respect to the Tax Returns to be filed pursuant to this Section 7.6(a) shall be borne by the Stockholders and paid to Parent from the Escrow Account to the extent thereof and then directly by the Stockholders (but subject to Section 8.6(c)(ii)), no later than seven Business Days prior to the due date for filing such Tax Returns to the extent such Taxes are not reflected in the Final Closing Net Working Capital as a current liability.

(b)        Parent shall prepare or cause to be prepared, and timely file or cause to be timely filed, all Tax Returns of the Company and the Surviving Company for any Tax year or period beginning on or before and ending after the Closing Date (a “Straddle Period”). Such Tax Returns shall be prepared in a manner consistent with prior Tax Returns of the Company, unless otherwise required to avoid penalties. Parent shall provide to the Representative a draft of each such Tax Return that is an Income Tax Return no later than 30 days prior to the due date of each such Tax Return, and shall provide a draft of each such other Tax Return that is not prepared in a manner consistent with prior Tax Returns of the Company a reasonable period prior to the due date of each such Tax, and Parent shall consider in good faith the Representative’s comments and proposed revisions to such Tax Returns. The Escrow Agent, to the extent of the Escrow Fund, and thereafter the Stockholders (but subject to Section 8.6(c)(ii)) shall pay to Parent within seven Business Days after the date on which Taxes are paid for any Straddle Period, an amount equal to the portion of such Taxes for the portion of such Straddle Period ending on the Closing Date, except to the extent such Taxes are reflected in the Final Closing Net Working Capital as a current liability. For the purposes of this Section 7.6(b), in the case of any Taxes that are imposed with respect to a Straddle Period, the portion of such Tax that relates to the portion of such Tax period ending on the Closing Date shall (i) in the case of any Taxes other than an Income Tax, be deemed to be the amount of such Tax for the entire Tax period multiplied by a fraction, the numerator of which is the number of days in the Tax period ending on the Closing Date, and the denominator of which is the number of days in the entire Tax period, and (ii) in the case of any Income Tax or withholding tax, be deemed to be equal to the amount that would be payable if the relevant Tax period ended on the Closing Date, provided, that exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions), other than with respect to property placed in service after the Closing, shall be allocated between the period Pre-Closing Tax Period and the period after the Closing Date in proportion to the number of days in each period. Any credits relating to a Straddle Period shall be taken into account as though the relevant Tax period ended on the Closing Date, unless such credit was reflected as a Tax Asset in the calculation of Final Closing Net Working Capital. All determinations necessary to give effect to the allocations described in this Section 7.6(b) shall be made in a manner consistent with the prior practice of the Company, except for changes required by Law or fact.

(c)         Parent shall not, and shall not permit any of its Affiliates to, amend any previously filed Tax Return of the Company for any Pre-Closing Tax Period or Straddle Period without the prior written consent of the Representative, which consent will not be unreasonably withheld, conditioned or delayed. For the avoidance of doubt, neither the amount of Taxes reflected on any such amended Tax Return nor the consent of the Representative to the filing thereof shall be dispositive of the right of a Parent Indemnified Person to indemnification pursuant to this Agreement.

(d)         Provided that the related Taxes (i) have been paid by the Company for any taxable period ending on or prior to the Closing Date, (ii) have been included as a liability in Final Closing Net Working Capital, or (iii) have resulted in a claim for indemnification pursuant to this Agreement, then any refunds of such Taxes or credits for overpayment of such Taxes that are actually received in cash, or actually reduce the cash Taxes required to be paid, by Parent or any of its Affiliates shall be for the account of the Stockholders, and Parent will, and will cause its Affiliates to, deliver and pay over to the Representative, on behalf of the Stockholders, any such refund or the amount of any such credit within ten (10) business days after receipt, provided that such refunds or credits shall not be for the account of Stockholders to the extent such amounts were included as an asset on the Closing Balance Sheet. Parent will take all commercially reasonable actions to obtain such refunds and credits, as requested in writing by the Representative. All other refunds and credits shall be for the account of Parent and its Affiliates.

(e)         The Representative and Parent agree to furnish or cause to be furnished to each other, upon request, as promptly as practical, such information (including reasonable access to books and records, Tax Returns and Tax filings) and assistance as is reasonably necessary for the filing of any Tax Return, the conduct of any Tax audit, and for the prosecution or defense of any claim, suit or proceeding relating to any Tax matter. The Representative and Parent shall cooperate with each other in the conduct of any Tax audit or other Tax proceedings and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 7.6. Any Tax audit or other Tax proceeding shall be deemed to be a Third-Person Claim subject to the procedures set forth in Section 8.5 of this Agreement.

(f)         Notwithstanding anything to the contrary, the Parties agree that all transactions occurring on the Closing Date shall be reported in a Pre-Closing Period Tax Return to the extent permitted by Treasury Regulations section 1.1502-76(b)(1)(ii)(B). For the avoidance of doubt, any Tax deductions arising on or before the Closing Date attributable to the transactions contemplated by this Agreement shall be permitted to be utilized to offset income of the Company attributable to the Pre-Closing Tax Period and the portion of any Straddle Period ending on and including the Closing Date.

(g)         Prior to the Closing Date, the Company shall terminate any intercompany obligations, if any, within the meaning of Section 1502 of the Code and the Treasury Regulations promulgated thereunder.

ARTICLE 8

INDEMNIFICATION

8.1       Survival of Representations and Warranties and Covenants.     The representations and warranties of the Parties made herein shall survive the Closing and continue in effect through and including the 18-month anniversary of the Closing Date, except that (a) the representations and warranties of the Company under Section 2.3 (Capitalization and Related Matters), Section 2.8 (Taxes), and Section 2.24 (Employee Benefit Matters) and the representations and warranties of the Stockholders under Section 3.1 (which are made pursuant to the Side Agreements or Letters of Transmittal) shall survive the Closing and continue in effect until the expiration of the applicable statutes of limitations with respect to the matters addressed therein (including any extensions or tollings thereof). The covenants made by the Parties herein shall survive in accordance with their respective terms, and if no specific term is specified, in perpetuity. Any claims under this Agreement with respect to a breach of a representation and warranty or covenant must be asserted by written notice within the applicable survival period contemplated by this Section 8.1, and if such a notice is given, the survival period for such representation and warranty shall continue until the claim is fully resolved.

8.2	Indemnification of Parent.

(a)         From and after the Closing, pursuant to this Agreement, the Escrow Agreement, the Side Agreements and the Letters of Transmittal and subject to the limitations contained in this Article 8, Parent and its Affiliates (including, from and after the Closing, the Surviving Company and the Company) and the stockholders, directors, officers, employees, successors, assigns, and agents of each of them in their capacities as such (the “Parent Indemnified Persons”), shall be indemnified and held harmless from and against, without duplication, any and all claims, losses, Taxes, judgments, orders, damages, liabilities, expenses or costs (“Losses”), net of any amounts listed in Section 8.6(g), plus reasonable attorneys’ fees and expenses accrued or actually incurred in connection with Losses and/or enforcement of this Agreement, the Escrow Agreement or any other ancillary document and interest on the amount of such Losses at the Prime Rate, as it appears in the Wall Street Journal, from the date that such Losses were incurred until the day immediately prior to the date of payment to the Indemnified Party, determined based on a 360-day year (in all, “Indemnified Losses”), incurred or to be incurred by any of them resulting from or arising out of:

(i)        any breach of any representation or warranty made by the Company in this Agreement;

(ii)        any nonfulfillment, nonperformance, nonobservance or other breach or violation, or default in performance by the Company (in the case of the Company, prior to or at the Closing) or the Representative of, any covenant or agreement contained in this Agreement, the Escrow Agreement or any other ancillary document;

(iii)         any Indebtedness of the Company immediately prior to the Closing, but only to the extent not taken into account in determining the Initial Merger Consideration;

(iv)         any Company Transaction Expenses, but only to the extent not taken into account in determining the Initial Merger Consideration;

(v)         any claims made by current or former holders of any equity or debt of the Company (including, without limitation, the holders of any Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock or any options or warrants to purchase equity or debt of the Company) of any kind or nature whatsoever, in such capacity as an equity or debt holder or any other capacity, in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, and whether arising under any agreement or understanding (other than those of the Stockholders arising under this Agreement or any of the other agreements executed and delivered by Parent in connection herewith) or otherwise at law or equity (other than claims for which the facts or circumstances giving rise to such claim first occur following the Effective Time);

(vi)         any claims for appraisal or dissenters’ rights with respect to any Shares under Delaware Law or any other applicable Law;

(vii)         the Company’s Taxes or the Company’s liability, if any (for example, by reason of transferee liability or application of Treasury Regulations section 1.1502-6) for Taxes of others or Indemnified Losses payable with respect to Taxes claimed or assessed against the Company for any Tax period (or portion thereof) ending on or before the Closing Date or as a result of the transactions contemplated hereby (to the extent such Taxes are not reflected in the Final Closing Net Working Capital); or

(viii)         the matters set forth on Schedule 8.2(a)(viii) (the “Scheduled Indemnity Matters”).

(b)        In consideration of the Parent’s agreement to pay the Merger Consideration, the consummation of the transactions contemplated hereby and other good and valuable consideration (the receipt and sufficiency of which is hereby agreed to and acknowledged), by execution of the Side Agreements or Letters of Transmittal, the Stockholders shall severally and not jointly indemnify and hold harmless each of the Parent Indemnified Persons from and against, and each Stockholder shall thereby waive any claim for contribution or indemnity from any of the Parent Indemnified Persons with respect to such Stockholder’s Percentage of, any Indemnified Losses accrued or actually incurred by any of the Parent Indemnified Persons resulting from, arising out of, Section 8.2(a)(i) through Section 8.2(a)(viii) or any act of fraud committed by the Company or fraud by such Stockholder. For purposes of this Agreement, the term “Percentage” means, with respect to each Stockholder, the amount calculated as follows and expressed as a percentage: the aggregate Merger Consideration which such Stockholder is entitled to receive (including Merger Consideration payable to Stockholders pursuant to Section 1.7) hereunder divided by the aggregate Merger Consideration payable to all Stockholders hereunder (including Merger Consideration payable to Stockholders pursuant to Section 1.7). Subject to Section 8.6, any amounts owed to Parent Indemnified Persons for such Indemnified Losses shall first be paid out of the Escrow Account in accordance with the Escrow Agreement and then, to the extent that such Indemnified Losses exceed the then available balance in the Escrow Account or indemnification for such Indemnified Losses is due after termination of the Escrow Account, pursuant to this Section 8.2(b). Except for Indemnified Losses resulting from, arising out of, or directly or indirectly connected to fraud committed by the Company or such Stockholder, a Stockholder’s obligations under this Section 8.2(b) shall not exceed the aggregate amount of Merger Consideration actually received by such Stockholder.

(c)        By execution of a Side Agreement or Letter of Transmittal, each Stockholder shall severally and not jointly hold the Parent Indemnified Persons harmless and indemnify each of them from and against, and each Stockholder waives any claim for contribution or indemnity from any of the Parent Indemnified Persons (including the Surviving Company and the Company) with respect to, any and all Indemnified Losses incurred or to be incurred by any of them resulting from or arising out of:

(i)         any breach of any representation or warranty made by such Stockholder in such Side Agreement or Letter of Transmittal, it being agreed and acknowledged that with respect this Section 8.2(c)(i) each Stockholder is providing indemnity only with respect to breaches of representations and warranties made by such Stockholder in such Side Agreement or Letter of Transmittal and not those of any other Stockholder in any other Side Agreement or Letter of Transmittal, and that each Stockholder shall be liable under this Section 8.2(c)(i) only for the Indemnified Losses for which such Stockholder is providing indemnity under this Section 8.2(c)(i), without being limited to such Stockholder’s Percentage thereof and no other Stockholder shall be liable for any such Indemnified Losses; or

(ii)         any nonfulfillment, nonperformance, nonobservance or other breach or violation, or default in performance, by such Stockholder of any covenant or agreement of such Stockholder contained in such Side Agreement or Letter of Transmittal, it being agreed and acknowledged that with respect to this Section 8.2(c)(ii) each Stockholder is providing indemnity only with respect to the nonfulfillment, nonperformance, nonobservance or other breach or violation, or default in performance, of the covenants and agreements made by such Stockholder in such Side Agreement or Letter of Transmittal and not with respect to those of any other Stockholders in any other Side Agreement or Letter of Transmittal, and that each Stockholder shall be liable under this Section 8.2(c)(ii) only for the Indemnified Losses for which such Stockholder is providing indemnity under this Section 8.2(c)(ii), without being limited to such Stockholder’s Percentage thereof and no other Stockholder shall be liable for any such Indemnified Losses.

(d)         The Parent Indemnified Parties shall be entitled to recover any Indemnified Losses to which they are entitled hereunder from the Escrow Account or pursuant to the Side Agreements or Letters of Transmittal.

(e)         For all Tax purposes, all indemnification payments under this Article 8 shall be treated by the Parties as adjustments to the Merger Consideration to the extent permitted by applicable law.

8.3        Indemnification of the Stockholders.     Subject to the limitations contained in this Article 8, Parent shall hold the Stockholders, and the members, directors, officers, partners, employees, successors, assigns, representatives and agents of each of them in their capacities as such (the “Stockholder Indemnified Persons”) harmless and indemnify each of them from and against any and all Indemnified Losses incurred or to be incurred by any of them, resulting from or arising out of:

(a)         any breach of any representation or warranty made by Parent in this Agreement or any ancillary document; or

(b)         any nonfulfillment, nonperformance, nonobservance or other breach or violation, or default in performance, by Parent of any covenant or agreement of Parent contained in this Agreement, the Escrow Agreement or any ancillary document.

8.4        Notice of Claim.     In the event that Parent seeks indemnification on behalf of a Parent Indemnified Person, or the Representative or a Stockholder seeks indemnification on behalf of a Stockholder Indemnified Person, in each case other than a Third Person Claim, such Party seeking indemnification (the “Indemnified Party”) shall give reasonably prompt written notice in accordance with Section 10.1 to the indemnifying Party (the “Indemnifying Party”) specifying the facts constituting the basis for such claim and the amount, to the extent known, of the claim asserted; provided, however, that the right of a Person to be indemnified hereunder shall not be adversely affected by a failure to give such notice unless, and then only to the extent that, an Indemnifying Party is actually damaged and prejudiced thereby. Subject to the terms of this Agreement, the Indemnifying Party shall pay (by wire transfer of immediately available funds) the amount of any valid and uncontested claim not more than 30 days after the Indemnified Party provides notice to the Indemnifying Party of such amount. For purposes of this Article 8, the Representative has the full authority to act on behalf of the Stockholders and the Stockholder Indemnified Persons as either an Indemnifying Party or the Indemnified Party, provided that as set forth in this Agreement, Parent shall be deemed to have given notice to all Stockholders pursuant to giving notice to the Representative. For purposes of this Section 8.4, Parent shall be deemed to have provided to the Representative written notice that Parent is seeking indemnification of any Scheduled Indemnity Matters that are not Third Person Claims; provided, however, before being entitled to indemnification for any Losses with respect to such Scheduled Indemnity Matters, Parent shall provide prompt notice to the Representative upon the reasonable determination of any such Losses accrued or actually incurred. The Representative shall have thirty (30) calendar days from the receipt of such notice stating such amount of Losses to provide Parent and Escrow Agent with any notice of a dispute in accordance with Section 6 of the Escrow Agreement if the Escrow Agreement is then in effect.

8.5	Right to Contest Claims of Third Persons.

(a)        If an Indemnified Party is entitled to indemnification hereunder because of a claim asserted by any claimant other than an Indemnified Person hereunder (a “Third Person”), the Indemnified Party shall give the Indemnifying Party reasonably prompt notice thereof after such assertion is actually known to the Indemnified Party; provided, however, that the right of a Person to be indemnified hereunder in respect of claims made by a Third Person shall not be adversely affected by a failure to give such notice unless, and then only to the extent that, an Indemnifying Party is actually prejudiced thereby. Except as otherwise provided in this Section 8.5, the Indemnifying Party shall then have the right, upon written notice to the Indemnified Party (a “Defense Notice”) within 30 days after receipt from the Indemnified Party of notice of such claim, and using counsel reasonably satisfactory to the Indemnified Party, to investigate, contest, or settle the claim alleged by such Third Person (a “Third Person Claim”), provided that the Indemnifying Party has unconditionally acknowledged to the Indemnified Party in writing its obligation to indemnify the Persons to be indemnified hereunder with respect to such Third Person Claim and to discharge any cost or expense arising out of such investigation, contest or settlement. The Indemnified Party may thereafter participate in (but not control) the defense of any such Third Person Claim with its own counsel at its own expense, unless separate representation is necessary to avoid a conflict of interest, in which case such representation shall be at the expense of the Indemnifying Party. Unless and until the Indemnifying Party so acknowledges its obligation to indemnify, the Indemnified Party shall have the right, at its option, to assume and control defense of the matter and to demand and receive from the Indemnifying Party, subject to the Indemnifying Party’s right to dispute its obligation to indemnify the Indemnified Party, the full amount of the reasonable costs of defense. In the event that the Indemnifying Party shall fail to give the Defense Notice within said 30 day period, (i) the Indemnified Party shall be entitled to have the control over said defense and settlement of the subject claim, (ii) the Indemnifying Party will cooperate with and make available to the Indemnified Party such assistance and materials as it may reasonably request, (iii) the Indemnifying Party shall have the right at its expense to participate in the defense assisted by counsel of its own choosing, and (iv) the Indemnifying Party, if it is required to provide indemnification under this Agreement, will be liable for all costs and settlement amounts paid or incurred in connection therewith.

(b)         In the event that the Indemnifying Party delivers a Defense Notice with respect to such Third Person Claim within 30 days after receipt thereof and thereby elects to conduct the defense of the subject claim, (i) the Indemnifying Party shall be entitled to have control over said defense and, subject to the provisions set forth below, settlement of the subject claim, (ii) the Indemnified Party will cooperate with and make available to the Indemnifying Party such assistance and materials as it may reasonably request, and (iii) the Indemnified Party shall have the rights at its expense to participate in the defense assisted by counsel of its own choosing. In such an event, the Indemnifying Party will not settle the subject claim without the prior written consent of the Indemnified Party, which consent will not be unreasonably withheld, conditioned or delayed unless (i) there is no finding or admission of any violation of Law or any violation of the rights of any Person; (ii) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party; and (iii) the Indemnified Party shall have no liability with respect to any compromise or settlement of such Third Person Claims effected without its consent, in which cases the consent of the Indemnified Party shall not be required.

(c)         Notwithstanding anything to the contrary contained in this Section 8.5, the Indemnifying Party shall not be entitled to control, but may participate in, and the Indemnified Party shall be entitled to have sole control, including the right to select defense counsel, over the defense or settlement of any claim (i) that seeks a temporary restraining order, a preliminary or permanent injunction or specific performance against the Indemnified Party, (ii) that involves criminal allegations against the Indemnified Party, (iii) that, if unsuccessful, (A) would set a precedent that would materially interfere with, or have a material adverse effect on, the business or financial condition of the Indemnified Party or (B) would reasonably be expected to exceed the then available balance of the Escrow Account, as mutually determined by the Indemnifying Party and the Indemnified Party or, if such a determination is not made within 15 days after the date on which the Indemnified Party responds to the Defense Notice by asserting its rights under this Section 8.5(c), in accordance with its reasonable judgment, (iv) subject to clause (iii)(B) above, that imposes liability on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder, or (v) in the case of the Parent Indemnified Persons, is subject to a claim for indemnification under Section 8.2(a)(v). In such event, the Indemnifying Party will still be subject to its obligations hereunder, but the Indemnified Party will not settle the subject claim without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld, conditioned or delayed.

(d)        Notwithstanding anything to the contrary in this Article 8, the Company and Stockholders shall not settle or resolve a proposed Tax adjustment that relates to a taxable period ending after the Closing Date without the prior written consent of the Parent Indemnified Parties, which shall not be unreasonably withheld or delayed.

(e)         With respect to Third Person claims and assertions, if any, that are included within the Scheduled Indemnity Matters, Representative shall not have any right to deliver a Defense Notice (other than with respect to the amount or type of any Losses that any Parent Indemnified Persons claim to have accrued or actually incurred) with respect to, and agrees that Parent shall be entitled to control the defense and settlement of, any such Scheduled Indemnity Matters.

8.6	Limitations on Indemnity.

(a)         From and after the Closing, the Parent Indemnified Persons shall not be entitled to indemnification in respect of any Indemnified Losses pursuant to (i) Section 8.2(a)(i) unless and until such Indemnified Losses exceed $1,000,000 in the aggregate (the “Indemnification Threshold”), but thereafter shall be entitled to indemnification in respect of all such Indemnified Losses to the full extent thereof (including the first $1,000,000 of such Indemnified Losses); provided, however, the Indemnification Threshold limitation shall not apply in any manner whatsoever to the extent the breach results from fraud, and (ii) the Parent Indemnified Persons shall not be entitled to indemnification in respect of any Indemnified Losses pursuant to Section 8.2(a)(viii) unless and until such Indemnified Losses exceed $100,000 in the aggregate, at which time the Parent Indemnified

Persons shall be entitled to indemnification in respect of all Indemnified Losses pursuant to Section 8.2(a)(viii) in excess of the first $100,000 of such Indemnified Losses.

(b)         From and after the Closing, Parent shall have no obligation to indemnify Stockholder Indemnified Persons in respect of Indemnified Losses pursuant to Section 8.3(a) unless and until such Indemnified Losses exceed the Indemnification Threshold, but thereafter shall be entitled to indemnification in respect of all such Indemnified Losses to the full extent thereof (including the first $1,000,000 of such Indemnified Losses).

(c)         From and after the Closing, the aggregate amount of Indemnified Losses that may be recovered by the Parent Indemnified Persons under Sections 8.2(a)(i) and 8.2(a)(viii) shall not exceed $16,000,000 (the “Cap”); provided, however, that notwithstanding the foregoing, (i) the Cap shall not apply to the aggregate amount of Indemnified Losses that may be recovered by the Parent Indemnified Persons for any breach of any representation or warranty made by the Company in Section 2.14 (Intellectual Property), which shall be subject to a separate cap of $16,000,000, (ii) the aggregate amount of Indemnified Losses that may be recovered by the Parent Indemnified Persons for any breach of Section 2.3 (Capitalization and Related Matters), Section 2.8 (Taxes) hereof shall be the Merger Consideration actually received by the Stockholders, and (iii) neither the Cap nor any other limitation set forth in this Section 8.6(c) shall apply in any manner whatsoever to Indemnified Losses resulting from or arising out of fraud.

(d)         From and after the Closing, the aggregate amount of Indemnified Losses that may be recovered by the Stockholder Indemnified Persons under Section 8.3(a) shall not exceed $16,000,000; provided, however, such limitation shall not apply in any manner whatsoever to the extent the breach results from fraud.

(e)         The Stockholders shall not have any claim for contribution from or against the Surviving Company as a result of any indemnification or other payments made by any of the Stockholders to any of the Parent Indemnified Persons pursuant to this Agreement.

(f)         No information or knowledge acquired, or investigations conducted, by Parent or its representatives, of the Company or otherwise, shall in any way limit, or constitute a waiver of, or a defense to, any claim for indemnification by Parent or any Parent Indemnified Person under this Agreement; provided, however, that (i) to the extent that prior to the Closing, in a writing referencing this Section 8.6(f) provided by the General Counsel of Parent to the Chief Executive Officer of the Company, the General Counsel agrees that any specified item of information or knowledge shall constitute such a limitation, waiver or defense, then such agreement shall constitute such a limitation, waiver or defense, and (ii) to the extent that any item of information specifically set forth in a Disclosure Schedule qualifies a particular representation and warranty and results in the Company’s not being in breach of such representation and warranty, then unless otherwise provided in such Disclosure Schedule, such item shall constitute such a limitation, waiver or defense with respect to any such claim for indemnification based on such representation and warranty. In addition, to the extent that prior to the Closing, in a writing provided by the General Counsel of Parent to the Chief Executive Officer of the Company, the General Counsel consents to any specified instance of non-

performance by the Company of a covenant of the Company under this Agreement, then such consent shall constitute a waiver of, or a defense to, any claim for indemnification by Parent or any Parent Indemnified Person under this Agreement with respect to any claim for indemnification based on such non-performance of the covenant. Notwithstanding the foregoing, nothing in this Section 8.6(f) shall have any effect on any claim for indemnification under Sections 8.2(a)(iii) through (viii) hereof.

(g)         The amount of any Losses claimed by any Indemnified Person hereunder shall be (i) net of any Tax savings or Tax detriments when and as actually recognized in cash by any Indemnified Person that is attributable to such Losses, and (ii) net of any amounts actually recovered under insurance policies maintained by Parent or the Company; provided, that any increased insurance premiums and other costs resulting therefrom, together with costs incurred in making, seeking and pursuing such insurance claim and obtaining recovery, shall be Losses hereunder.

(h)         Parent and the Representative shall cooperate with each other and act in good faith with respect to resolving any claim for indemnification hereunder.

(i)         In connection with any Losses for which an Indemnified Person may seek indemnification under this Section 8.6, such Indemnified Person will in its reasonable discretion use its commercially reasonable efforts to seek full recovery under available insurance coverage; provided, however, that the Indemnified Person shall have no obligation to first submit or to collect upon any applicable insurance coverage as a precondition to making a claim for indemnification hereunder or obtaining indemnification for Losses therefor, and the Parties hereto agree, without limiting any other rights any Indemnifying Party may have against any Indemnified Person, not to delay in any manner the payment to any Indemnified Person of such indemnification based on the Indemnified Person’s failure to have sought insurance coverage at the time any such claim is made. If the Indemnified Person receives any such amounts subsequent to an indemnification payment by the Indemnifying Party (for which the indemnified Losses were not reduced by such amounts), the Indemnified Person will pay over to the Indemnifying Party (which, in the case of the Stockholders will be the Escrow Agent (to the extent that (i) amounts have been paid to Parent out of the Escrow Account and (ii) the Escrow Agreement remains in effect) or the Representative) the amounts of such insurance payments promptly after they are actually recovered.

8.7        Exclusive Remedies.    Following the Closing, anything contained in this Agreement to the contrary notwithstanding, the indemnification rights set forth in this Article 8, all of which are subject to the terms, limitations, and restrictions of this Article 8, shall be the sole and exclusive remedy after Closing for monetary damages sustained as a result of a breach of a representation or warranty or covenant under this Agreement, except that the foregoing shall not apply to fraud. In addition, such limitations set forth in this Article 8 shall not impair the rights of any of the Parties: (a) to seek non-monetary equitable relief, including (without limitation) specific performance or injunctive relief to redress any default or breach of this Agreement, including for the provisions of Article 5 hereof; or (b) to seek enforcement, collection, damages, or such non-monetary equitable relief to redress any default or breach of any other agreement to be delivered at or prior to Closing hereunder. In connection with the seeking of any non-monetary equitable relief, each of the Parties acknowledges and agrees that the other Parties hereto would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Accordingly, each of the Parties hereto agrees the other Parties hereto shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in accordance with Section 10.9 hereof.

ARTICLE 9

TERMINATION

9.1	Termination.

This Agreement may be terminated and the transactions contemplated hereby may be abandoned at any time prior to the Effective Time only as follows, whether before or after the Requisite Stockholder Approval:

(i)         by mutual consent of the Company and Parent;

(ii)         by either the Company, on the one hand, or Parent, on the other hand, if the Closing shall not have occurred on or before 5:00 p.m. Pacific Standard Time on December 31, 2012, or such other date, if any, as the Company and Parent shall agree upon; provided that no Party may terminate this Agreement pursuant to this clause (ii) if such Party’s failure to fulfill any of its obligations under this Agreement shall have directly or indirectly resulted in the failure of the Closing to occur on or before said date;

(iii)         by Parent, at any time after 5:00 p.m., Pacific Standard Time, on the date which is the first Business Day following the date hereof, if the Company has not obtained the Requisite Stockholder Approval by such time and delivered to Parent by such time a copy of such Requisite Stockholder Approval and a certificate certifying the same has been obtained;

(iv)         by Parent, if (A) as permitted by Section 5.8, an Adverse Recommendation Change shall have occurred or (B) the Board of Directors of the Company shall have failed to publicly confirm the Company Recommendation within five Business Days of a written request by Parent that it do so;

(v)         by Parent if the Company shall have breached in any material respect any of its obligations under Sections 5.6 or 5.8;

(vi)         by Parent if (A) there shall have been a breach in any material respect (individually or in the aggregate) of any representation or warranty on the part of any of the parties (other than Parent) set forth in Sections 2.3 (Capitalization and Related Matters), 2.8 (Taxes), 2.14 (Intellectual Property) or 2.24 (Employee Benefit Matters) of this Agreement, or (B) there shall have been a breach in any material respect

(individually or in the aggregate) by any of the parties (other than Parent and Acquisition Subsidiary) of any of its covenants or agreements hereunder, and, with respect to clauses (A) and (B) above, such party has not cured such breach within five Business Days after notice by Parent thereof; provided that Parent has not materially breached any of its obligations hereunder and failed to timely cure such breach;

(vii)         by the Company there shall have been a breach by Parent or Acquisition Subsidiary of any of their respective covenants or agreements hereunder, and neither Parent nor Acquisition Subsidiary has cured such breach within five Business Days after notice by the Company thereof; provided that the Stockholders and the Company have not materially breached any of their respective obligations under this Agreement or the Side Agreements, as applicable, and failed to timely cure such breach;

(viii)        by Parent if any Government has taken or instituted any action or proceeding as described in Section 7.3(e) not related to CFIUS Approval or the Defense Security Services or the CSO; provided that the parties agree that any request for additional information and documentary material by any Government pursuant to the HSR Act shall not be considered an action or proceeding; or

(ix)         by Parent if the Company suffers a Company Material Adverse Effect.

The party desiring to terminate this Agreement pursuant to the preceding clauses (ii) through (ix) shall give written notice of such termination to the other party in accordance with Section 10.1 below.

9.2        Procedure Upon Termination.     In the event of termination pursuant to this Article 9, the transactions contemplated hereby shall be abandoned without further action by the Parties hereto, provided that the agreements contained in Section 7.5, Section 9.2 and Section 10.6 shall remain in full force and effect. If this Agreement is terminated as provided herein, each Party shall use its commercially reasonable efforts to return all documents, work papers and other material (including any copies thereof) of any other Party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the Party furnishing the same. Nothing contained in this Agreement shall relieve any party from any liability for any breach of any representation, warranty or covenant contained herein prior to termination.

ARTICLE 10

MISCELLANEOUS PROVISIONS

10.1         Notice.    All notices, requests, demands, and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and made upon being delivered either by courier or fax delivery to the Party for whom it is intended, provided that a copy thereof is deposited, postage prepaid, certified or registered mail, return receipt requested, in the United States mail, bearing the address shown in this Section 10.1 for, or such other address as may be designated in writing hereafter by, such Party:

If to Parent (or, after Closing, the Company):

Ixia

26601 W. Agoura Rd.

Calabasas, CA 91302

Attention: General Counsel

Facsimile: (818) 936-0564

with a copy to:

Bryan Cave LLP

120 Broadway, Suite 300

Santa Monica, CA 90401-2386

Attention: Katherine F. Ashton

Stephanie M. Hosler

Facsimile: (310) 576-2200

If, prior to Closing, to the Company:

BreakingPoint Systems, Inc.

3900 N. Capital of Texas Highway

Suite 180

Austin, TX 78746

Attention: Desmond P. Wilson III

Facsimile: (512) 861-2347

with a copy to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

900 South Capital of Texas Highway

Las Cimas IV, Fifth Floor

Austin, TX 78746

Attention: Brian K. Beard

Facsimile: (512) 338-5499

If to the Representative:

Desmond P. Wilson III

3209 Aztec Falls Cove

Austin, Texas 78746

Telephone: (703) 405-2230

Facsimile:

Email: dwilson@breakingpoint.com

With a copy to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation

900 South Capital of Texas Highway

Las Cimas IV, Fifth Floor Austin, TX 78746

Attention: Brian K. Beard

Facsimile: (512) 338-5499

10.2         Entire Agreement.     This Agreement, the Escrow Agreement, the Side Agreements, the Letters of Transmittal and the Confidentiality Agreement, together with any Schedules and Exhibits hereto or thereto, embody the entire agreement and understanding of the Parties with respect to the subject matter hereof, and supersede all prior and contemporaneous agreements and understandings relative to such subject matter.

10.3         Assignment; Binding Agreement.     This Agreement and the various rights and obligations arising hereunder shall inure to the benefit of and be binding upon the Parties and their respective successors, heirs, devisees, legatees, legal representatives and permitted assigns (whether direct or indirect, by purchase, merger, consolidation, reorganization or otherwise). Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be transferred, delegated, or assigned (by operation of Law or otherwise) by Parent without the prior written consent of the Representative (which consent shall not be unreasonably withheld) or by the Representative or the Company without the prior written consent of Parent (which consent shall not be unreasonably withheld); provided, however, that Parent shall have the right to transfer and assign its and Acquisition Subsidiary’s rights hereunder to any entity which is controlled by Parent.

10.4        Counterparts.     This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

10.5         Headings; Interpretation.     The Article and Section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of the Agreement. Each reference in this Agreement to an Article, Section, Schedule or Exhibit, unless otherwise indicated, shall mean an Article or a Section of this Agreement or a Schedule or Exhibit attached to this Agreement, respectively. References herein to “days,” unless otherwise indicated, are to consecutive calendar days. Each Party hereto has participated substantially in the negotiation and drafting of this Agreement and each Party agrees that any ambiguity herein should not be construed against the draftsman. Whenever required by the context, any gender shall include any other gender, the singular shall include the plural and the plural shall include the singular. For purposes of this Agreement, “Person” shall mean and include an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an association, an unincorporated organization, a Government and any other entity and “Affiliate” of a Person shall mean any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person.

10.6	Expenses.

(a)         Except as set forth in Section 10.6(b) and Section 10.6(c), Parent shall pay the fees and expenses of its counsel, accountants, experts, financial advisors and other representatives, and all other fees and expenses incurred by or on behalf of Parent (or its Affiliates) incident or relating to the negotiation, preparation and execution of this Agreement and the transactions contemplated hereby, and the performance by Parent of its obligations hereunder. All fees and expenses of the Company, the Stockholders and the Representative incurred by any of them incident or relating to the negotiation, preparation and execution of this Agreement, the Side Agreements, the Letters of Transmittal and/or the transactions contemplated hereby and the performance by them of their obligations hereunder (including, without limitation their fees and expenses of counsel, accountants, experts and other representatives) shall be deemed to be Company Transaction Expenses.

(b)         If a Payment Event occurs, the Company shall (i) pay Parent (by wire transfer of immediately available funds) simultaneously with the occurrence of such Payment Event, a fee equal to $6,400,000 (the “Termination Fee”), and (ii) reimburse Parent (by wire transfer of immediately available funds), simultaneously with the occurrence of such Payment Event, for all out-of-pocket costs and expenses incurred by or on behalf of Parent (or its Affiliates) incident or relating to the negotiation, preparation and execution of this Agreement, the Side Agreements, the Stockholder Non-Competition Agreements, the Letters of Transmittal and the transactions contemplated hereby and thereby, and the performance by Parent of its obligations hereunder, including, without limitation, the fees and expenses of counsel, accountants, experts, financial advisors and other representatives.

“Payment Event” means the termination of this Agreement pursuant to Sections 9.1(iii), 9.1(iv), or 9.1(v).

(c)         If a Section 9.1(vi) Payment Event occurs, the Company shall pay Parent (by wire transfer of immediately available funds) simultaneously with the occurrence of such Section 9.1(vi) Payment Event, a fee equal to $500,000 (the “Section 9.1(vi) Payment Fee”).

“Section 9.1(vi) Payment Event” means the termination of this Agreement pursuant to Section 9.1(vi).

(d)         The Company acknowledges that the agreements contained in this Section 10.6 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Parent and Acquisition Subsidiary would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amount due to Parent pursuant to this Section 10.6, it shall also pay any costs and expenses (including attorneys’ fees) incurred by or on behalf of Parent (or its Affiliates) in connection with a legal action to enforce this Agreement that results in a judgment against the Company for such amount or is settled in favor of Parent, together with interest on any amount of the Termination Fee or Section 9.1(vi) Payment Fee, as applicable, at a rate per annum equal to five percent over the prime rate (as published in The Wall Street Journal) in effect on the date such payment should have been made.

10.7         Remedies Cumulative.     Except as otherwise expressly provided herein, all rights and remedies of the Parties under this Agreement are cumulative and without prejudice to any other rights or remedies under Law.

10.8         Governing Law.     This Agreement shall in all respects be construed in accordance with and governed by the substantive laws of the State of Delaware, without reference to its choice of law rules.

10.9         Submission to Jurisdiction; Waivers.     Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by a Party hereto or its successors or assigns may be brought and determined in the federal or state courts located in the State of Delaware, County of New Castle or the federal courts located in Wilmington, Delaware, and each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the non-exclusive jurisdiction of the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim, or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that a Party is not personally subject to the jurisdiction of the above named court for any reason other than the failure to serve process in accordance with this Section 10.9, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such court (whether through judgment or otherwise), and (c) to the fullest extent permitted by applicable law that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such court. Each Party hereto waives all personal service of any and all process upon such Party related to this Agreement and consents that all service of process upon such Party shall be made by hand delivery, certified mail or confirmed facsimile directed to such Party at the address specified in Section 10.1 hereof; and service made by certified mail shall be complete seven days after the same shall have been posted.

10.10         No Waiver.     Any failure by any of the Parties hereto to comply with any of the obligations, agreements or conditions set forth herein may be waived by the other Party or Parties; provided, however, that any such waiver shall not be deemed a waiver of any other obligation, agreement or condition.

10.11        Severability.     If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

10.12         Amendments.     No modification, amendment or waiver of any of the provisions of this Agreement shall be effective unless in writing and signed by the Parties hereto.

10.13         No Third Party Beneficiaries.     The Parties hereby agree that there are no third party beneficiaries to this Agreement, other than Indemnified Parties.

*  *  *  *

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the Parties and is effective as of the date first herein above written.

IXIA	BREAKINGPOINT SYSTEMS, INC.
By: /s/ Victor Alston	By: /s/ Desmond P. Wilson III
Name: Victor Alston	Name: Desmond P. Wilson III
Title: President and Chief Executive Officer	Title: CEO
CAMDEN ACQUISITION CORP.	REPRESENTATIVE
By: /s/ Victor Alston
Name: Victor Alston	/s/ Desmond P. Wilson III
Title: President	Desmond P. Wilson III

Exhibit A

CERTIFICATE OF MERGER

OF

CAMDEN ACQUISITION CORP.

(a Delaware corporation)

WITH AND INTO

BREAKINGPOINT SYSTEMS, INC.

(a Delaware corporation)

Pursuant to Section 251(c) of the General Corporation Law of the State of Delaware (the “DGCL”), the undersigned corporation executed the following Certificate of Merger:

FIRST:  The name and state of incorporation of each of the constituent corporations are as follows:

BreakingPoint Systems, Inc., a Delaware corporation

Camden Acquisition Corp., a Delaware corporation

SECOND:  An Agreement and Plan of Merger, dated as of June 30, 2012, by and among BreakingPoint Systems, Inc., Ixia, Camden Acquisition Corp. and Desmond P. Wilson III, as the Representative (the “Merger Agreement”), providing for the merger (the “Merger”) of Camden Acquisition Corp. with and into BreakingPoint Systems, Inc., has been approved, adopted, executed and acknowledged by each of the constituent corporations in accordance with the provisions of Section 251(c) of the DGCL and their respective constituent documents.

THIRD:   The name of the surviving corporation is BreakingPoint Systems, Inc., a Delaware corporation.

FOURTH:  Effective upon the filing of this Certificate with the Secretary of State of the State of Delaware, the Certificate of Incorporation of BreakingPoint Systems, Inc., as amended, shall be amended and restated to read in its entirety as attached hereto as Exhibit A.

FIFTH:  An executed copy of the Merger Agreement is on file at 3900 N Capital of Texas Highway, Suite 180, Austin, Texas 78746, the place of business of the surviving corporation.

SIXTH:  A copy of the Merger Agreement will be furnished by the surviving corporation on request, without cost, to any stockholder of the constituent corporations.

SEVENTH:  The Merger Agreement has been adopted by the Stockholders of each of the constituent corporations pursuant to and in accordance with Sections 228 and 251 of the DGCL.

EIGHTH:  The merger shall become effective upon the filing of this Certificate of Merger with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, said surviving corporation has caused this Certificate of Merger to be signed by a duly authorized officer on the            day of            , 2012.

BreakingPoint Systems, Inc.

By:

Name:	Desmond P. Wilson III
Title:	Chief Executive Officer

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Exhibit A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

BREAKINGPOINT SYSTEMS, INC.

FIRST:  The name of the Corporation is BreakingPoint Systems, Inc.

SECOND:  Its registered office in the State of Delaware is located at 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent, 19904. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD:  The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH:  The total number of shares of capital stock which the Corporation shall have authority to issue is 1,000 shares of common stock, par value $0.01 per share.

FIFTH:  All corporate powers of the Corporation shall be exercised by or under the direction of the Board of Directors except as otherwise provided herein or by applicable law. In furtherance and not in limitation of the powers conferred by law, the Board of Directors is expressly authorized:

(i)        to adopt, amend or repeal Bylaws of the Corporation, subject to the right of the stockholders of the Corporation entitled to vote with respect thereto to adopt, amend or repeal Bylaws made by the Board of Directors; and

(ii)        from time to time to determine whether and to what extent, at what time and place, and under what conditions and regulations the accounts and books of the Corporation, or any of them, shall be open to the inspection of any stockholder; and no stockholder shall have any right to inspect any account or book or document of the Corporation except as provided by applicable law or the Bylaws of the Corporation or as authorized by resolution of the stockholders or Board of Directors of the Corporation.

SIXTH:  No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director; provided, however, that the foregoing shall not be deemed to eliminate or limit the liability of a director to the extent provided by applicable law (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Delaware is amended after approval by the stockholders of this Article Sixth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware as so amended. This provision is not intended to eliminate or narrow any defenses to or protection against liability otherwise available to directors of the Corporation. No amendment to or repeal of this Article shall apply to or have any effect on the liability or alleged

A-1

liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

SEVENTH:

A.        Every person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or a person of whom such person is a legal representative is or was a director or officer of the Corporation or is or was serving at the request of the Corporation or for its benefit as a director, officer, employee or agent of any other corporation, or as the representative of the Corporation in a partnership, joint venture, trust or other entity, shall be indemnified and held harmless by the Corporation to the fullest extent legally permissible under the General Corporation Law of the State of Delaware, as amended from time to time, against all expenses, liabilities and losses (including attorneys’ fees, judgments, fines and amounts paid or to be paid in settlement) reasonably paid or incurred by such person in connection therewith. Such right of indemnification shall be a contract right that may be enforced in any manner desired by such person. Such right of indemnification shall include the right to be paid by the Corporation the expenses incurred in defending any such action, suit or proceeding in advance of its final disposition upon receipt of an undertaking by or on behalf of such person to repay such amount if ultimately it should be determined that such person is not entitled to be indemnified by the Corporation under the General Corporation Law of the State of Delaware. If a claim for indemnification or advancement of expenses hereunder is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. It shall be a defense to any such action that such indemnification or advancement of costs of defense are not permitted under the General Corporation Law of the State of Delaware, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to have made its determination prior to the commencement of such action that indemnification of, or advancement of costs of defense to, the claimant is permissible in the circumstances nor an actual determination by the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) that such indemnification or advancement is not permissible. In the event of the death of any person having a right of indemnification under the foregoing provisions, such right shall inure to the benefit of his or her heirs, executors, administrators, and personal representatives. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any Bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article.

B.        The Board of Directors may adopt Bylaws from time to time with respect to indemnification to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Delaware, as amended from time to time, and may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation

A-2

or for its benefit as a director, officer, employee or agent of any other corporation, or as the representative of the Corporation in a partnership, joint venture, trust or other entity, against any expense, liability or loss asserted against or incurred by any such person in any such capacity or arising out of any such status, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss.

EIGHTH:  The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders, directors and officers herein are granted subject to this reservation; provided that any repeal or amendment of Article Seventh shall be prospective only and shall not limit the rights of any such director or officer or the obligations of the Corporation with respect to any claim arising from or related to the services of such director or officer in any of the foregoing capacities prior to any such repeal or amendment to Article Seventh.

NINTH:  The Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim against the Corporation arising pursuant to any provision of the General Corporation Law of the State of Delaware, this Amended and Restated Certificate of Incorporation or the Bylaws of the Corporation or (d) any action asserting a claim against the Corporation governed by the internal affairs doctrine, as applied by the courts of the State of Delaware to corporations organized and existing under the General Corporation Law of the State of Delaware.

A-3

Exhibit B

ESCROW AGREEMENT

This ESCROW AGREEMENT (the “Escrow Agreement”) is made as of                    , 2012, by and among Ixia, a California corporation (“Parent”), Desmond P. Wilson III (the “Representative”), as the representative of the Stockholders, and U.S. Bank National Association (the “Escrow Agent”).

RECITALS

A.        Parent, Representative, BreakingPoint Systems, Inc., a Delaware corporation (the “Company”), and Camden Acquisition Corp., a Delaware corporation and direct and wholly owned subsidiary of Parent (“Acquisition Subsidiary”), have entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 30, 2012, pursuant to which, among other things, the parties thereto agreed to the merger of Acquisition Subsidiary with and into the Company.

B.        The transactions contemplated by the Merger Agreement are being closed (the “Closing”) contemporaneously with the execution of this Escrow Agreement.

C.        Pursuant to the Merger Agreement, a certain portion of the Merger Consideration is to be deposited in escrow, subject to the terms and conditions of the Merger Agreement and this Escrow Agreement.

D.        The Escrow Agent has agreed to hold the Escrow Funds (as hereinafter defined) and disburse and apply the same in accordance with the terms and conditions of this Escrow Agreement.

NOW, THEREFORE, in consideration of the promises and the mutual agreements expressed herein and in the Merger Agreement, the parties hereto agree as follows:

1.        Defined Terms.  Unless otherwise defined herein, all capitalized terms used herein shall have the meanings attributed to them in the Merger Agreement.

2.        Appointment of Escrow Agent.   Parent and the Representative, on its own behalf and on behalf of all of the Stockholders, hereby appoint the Escrow Agent to serve as escrow agent hereunder and the Escrow Agent hereby accepts such appointment and agrees to act as escrow agent hereunder and to accept, hold and distribute the Escrow Funds in accordance with and subject to the terms and conditions hereof.

3.        Deposit of Escrow Funds.

3.1.        Pursuant to Section 1.9(d) of the Merger Agreement, Parent has deposited with the Escrow Agent $16,000,000 (the “Escrow Amount”). The Escrow Agent hereby acknowledges receipt of the Escrow Amount.

3.2.        The Escrow Amount and any income earned thereon are referred to herein collectively as the “Escrow Funds.”

4.         Investments.

4.1.        The Escrow Agent shall cause the Escrow Funds from time to time to be invested and reinvested as directed in writing by the Representative, in Authorized Investments, provided that all such investments shall have appropriately blended maturities but in no event shall any individual investment mature more than 91 days from the date of investment or reinvestment. For the purpose of this Escrow Agreement, “Authorized Investments” means (1) short term interest bearing or discount debt obligations issued or guaranteed by the Government of the United States and/or (2) money market funds rated AAA by Standard and Poor’s which invests in short term interest bearing or discount debt obligations issued or guaranteed by the Government of the United States including funds offered by the Escrow Agent. Any direction by the Representative to the Escrow Agent as to investment or reinvestment of funds shall be in writing and shall be provided to the Escrow Agent no later than 9:00 a.m. Pacific Standard Time on the day on which the investment is to be made. Any such direction received after 9:00 a.m. Pacific Standard Time or received on a non-Business Day shall be deemed to have been given prior to 9:00 a.m. Pacific Standard Time the next Business Day. If a direction is not received, the Escrow Agent shall not have any obligation to invest the Escrow Funds in Authorized Investments and pending receipt of same shall be entitled to hold the Escrow Funds un-invested in its trust account.

4.2.        All earnings, dividends or other property (including securities) received in connection with the Escrow Funds shall be converted into cash and invested as provided in this Section 4. The Escrow Agent shall supply a written statement to Parent and the Representative monthly listing all transactions with respect to the Escrow Funds during each such period.

4.3.        The Escrow Agent shall not be held liable for any losses incurred in the investments of any funds in Authorized Investments provided that the Escrow Agent is not grossly negligent or does not act willfully or in bad faith in connection with such investments.

5.         Application of Escrow Funds to Adjustment Amount.   If the Adjustment Amount is a negative number, then promptly following the Determination Date and in any event within three Business Days after the Determination Date, Parent and the Representative shall deliver to the Escrow Agent a notice setting forth the amount equal to the lesser of (i) the Adjustment Amount, together with any interest earned on that portion of the Escrow Amount equal to the Adjustment Amount or (ii) the full amount of the Escrow Amount (the “Adjustment Notice”). Upon receipt of any such Adjustment Notice, the Escrow Agent shall promptly pay to Parent out of the Escrow Funds the amount set forth on the Adjustment Notice.

6.         Application of Escrow Funds to Claims of Parent.

6.1.        If Parent claims that a Parent Indemnified Person has suffered Indemnified Losses for which it is entitled to indemnification under Section 8.2 of the Merger Agreement or other Losses pursuant to the Merger Agreement or in connection with the transactions contemplated thereby at any time prior to 11:59 p.m. Pacific Standard Time on [the eighteen month anniversary of the Closing Date] (the “Second Release Date”), Parent shall deliver the written notice required by Section 8.4 of the Merger Agreement (any notice from Parent under this Section 6 shall be referred to as a “Release Notice”) to the Representative and the Escrow Agent to release from the Escrow Funds such amount (the “Claimed Amount”). The

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parties acknowledge that there may be multiple Release Notices given by Parent during the term hereof and that any Release Notice may be amended by Parent from time to time on or prior to the Release Date (e.g., to increase or decrease the Claimed Amount stated therein), any such amendment being effective as of and from the date of delivery thereof to the Representative and the Escrow Agent. The Claimed Amount shall be paid by the Escrow Agent out of the Escrow Funds to or at the direction of Parent in accordance with the Release Notice unless the Representative disputes the validity or amount of such claim by notifying Parent and the Escrow Agent in writing, containing a description in reasonable detail of the basis for the dispute and the amount in dispute (a “Dispute Notice”), within thirty (30) calendar days after Parent has provided the Representative with its Release Notice. If a Dispute Notice has not been delivered to Parent and the Escrow Agent within the required thirty (30) calendar day period, the Escrow Agent shall promptly disburse from the Escrow Funds to or at the direction of Parent the portion of the Escrow Funds set forth in the Release Notice.

6.2.        In the event that a Dispute Notice signed by the Representative has been provided to Parent and the Escrow Agent within the required thirty (30) calendar day period, the Escrow Agent shall distribute promptly to or at the direction of Parent the undisputed portion (if any) of the amount set forth in the Release Notice, and withhold the amount in dispute (the “Disputed Amount”), which amount shall be resolved in accordance with this Section 6.2. The Disputed Amount shall be held by the Escrow Agent in accordance with the terms hereof until the earlier to occur of the following: (i) the Representative and Parent jointly direct the disbursement of the Disputed Amount by delivering written instruction to the Escrow Agent, or (ii) the Escrow Agent receives a copy of a final judgment or order of a court of competent jurisdiction (a “Directive”) with respect to the Disputed Amount (which judgment or order shall also be delivered by Parent to the Representative or by the Representative to Parent, as the case may be). Upon receipt of such instructions or Directive, or as promptly as practicable but in no event more than three (3) calendar days after receipt of such instructions or Directive, the Escrow Agent shall disburse or continue to hold (as the case may be) the Disputed Amount, as required by such instructions or Directive, as the case may be.

7.         Distribution of Escrow Funds.

7.1.        First Release Date.  Promptly following 11:59 p.m. Pacific Standard Time on [the first anniversary of the Closing Date] (the “First Release Date”), the Escrow Agent shall release to the Representative (for distribution by the Representative to the Stockholders in accordance with this Section 7) any amounts in the Escrow Account, which are in excess of the amount equal to (i) eight million dollars ($8,000,000) (the “Remaining Escrow Amount”) plus (ii) any interest earned on the Remaining Escrow Amount plus (iii) all Disputed Amounts outstanding on the First Release Date which have not been resolved in accordance with Section 6 hereof and all Claimed Amounts that have not then been paid to Parent or disputed by the Representative in accordance with Section 6 hereof (except that any amount then comprising Unvested Consideration or forfeited Unvested Consideration and the interest earned thereon shall be paid to Parent subject to the terms and conditions of Section 1.7(b) of the Merger Agreement). Following the resolution of any Disputed Amounts in accordance with Section 6 hereof, the Escrow Agent shall disburse the Disputed Amounts as provided in the Directive or in written instructions from Parent and the Representative.

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7.2.        Second Release Date.  Promptly following the Second Release Date, the Escrow Agent shall release to the Representative (for distribution by the Representative to the Stockholders in accordance with this Section 7) the Escrow Funds remaining in the Escrow Account, if any; provided, however, the Escrow Agent shall retain (and not deliver to the Representative) such Escrow Funds in the amount equal to (i) all Disputed Amounts outstanding on the Second Release Date which have not been resolved in accordance with Section 6 plus (ii) all Claimed Amounts that have not then been paid to Parent or disputed by the Representative in accordance with Section 6 hereof (except that any amount then comprising Unvested Consideration or forfeited Unvested Consideration and the interest earned thereon shall be paid to Parent subject to the terms and conditions of Section 1.7(b) of the Merger Agreement). Following the resolution of any Disputed Amounts in accordance with Section 6 hereof, the Escrow Agent shall disburse the Disputed Amounts as provided in the Directive or in written instructions from Parent and the Representative.

7.3.        Distribution to Stockholders.  Upon receipt of any amounts from the Escrow Account by the Representative, the Representative shall promptly (but in no event later than five (5) calendar days thereafter) distribute all such amounts (less any reimbursable expenses owed to the Representative pursuant to Section 1.16 of the Merger Agreement) to the Stockholders, which are set forth on Exhibit A attached hereto with each Stockholder being entitled to receive an amount (with respect to each such Stockholder, such Stockholder’s “Pro Rata Amount”) equal to the aggregate amount to be so distributed multiplied by the Percentage set forth next to such Stockholder’s name on Exhibit A under the column entitled “Percentage;” provided, however, if any amounts distributed to Parent pursuant to the terms hereof were as a result of an indemnity obligation arising under Section 8.2(c) of the Merger Agreement, then (i) any Stockholder whose breach or violation gave rise to such indemnity obligation shall not be entitled to such Stockholder’s Pro Rata Amount, and instead such Stockholder shall only be entitled to the greater of (A) $0 and (B) the difference between such Stockholder’s Pro Rata Amount and the amount distributed to Parent pursuant to the terms hereof as a result of any such indemnity obligation attributable to such Stockholder (such amount so distributed to Parent the “Individual Obligation Amount”) and (ii) each such Individual Obligation Amount shall be distributed to all other Stockholders in accordance with their Percentages, with, for this purpose, such Percentages increased on a pro rata basis as among such other Stockholders in order to allocate the breaching Stockholder’s Percentage among such non-breaching Stockholders; provided further, if at the time of any distribution by the Representative of Escrow Funds to the Stockholders, any Disputed Amount represents an amount that Parent has claimed it is entitled to as a result of an indemnity obligation under Section 8.2(c) of the Merger Agreement (an “Individual Obligation Disputed Amount”), then (i) all such Escrow Funds other than any Individual Obligation Disputed Amounts shall be distributed by the Representative to the Stockholders, with each Stockholder being entitled to receive its Pro Rata Amount, except that the Stockholder or Stockholders whose alleged breach or violation is at issue with respect to any such Individual Obligation Disputed Amount shall only be entitled to receive the difference between such Stockholder’s Pro Rata Amount of such distribution and the Individual Obligation Disputed Amount attributable to such Stockholder and (ii) all such Individual Obligation Disputed Amounts shall continue to be held by the Representative until such time as the disputes with respect to such amounts have been resolved in accordance with the terms hereof, at which time such Individual Obligation Disputed Amounts shall be distributed by the Representative in accordance with the terms hereof as if such resolution had been known at the time of the initial distribution of such Escrow Funds. The Representative shall deliver to each Stockholder in connection with each distribution hereunder a statement showing the calculation of the amounts so

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distributed. Promptly following each such distribution, the Representative shall also deliver to Parent a copy of each such statement so delivered to the Stockholders, together with a certificate certifying that all amounts distributed were distributed in accordance with the provisions hereof. Escrow Agent is not required to make any calculations pursuant to this Section 7.3.

8.         Certain Covenants.   Parent and the Representative, on its own behalf and on behalf of the Stockholders, hereby agree that the interest and other income earned on the Escrow Amount shall be treated for Tax purposes as earned by Parent. Parent and the Representative agree that the Escrow Agent shall report such income to the Internal Revenue Service (“IRS”), or any other taxing authority, on IRS Form 1099 or IRS Form 1042-S (or other appropriate form) whether or not such income has been distributed during the taxable year. Parent agrees to provide the Escrow Agent with a certified tax identification number by signing and returning an IRS Form W-9 to the Escrow Agent prior to the date on which any income earned on the investment of the Escrow Amount is credited to such Escrow Funds. In addition, Parent and the Representative hereby agree that they will make all reasonable efforts to resolve as quickly as possible any claims still pending pursuant to Section 6 or 7 at the time a disbursement is required to be made hereunder. Parent and the Representative, on its own behalf and on behalf of the Stockholders, hereby agree that, upon release of cash from the Escrow Account, a portion of any cash distributed to Stockholders shall be treated as interest in accordance with Section 483 or 1274 of the Code. For Tax Purposes only, in no event shall the total amount of the Escrow Funds paid to the Stockholders under this Agreement exceed $17,000,000.

9.         Joint Written Instructions and Directions; Disbursements.   Notwithstanding any other provisions of this Escrow Agreement, the Escrow Agent shall deal with the Escrow Funds, or any part thereof, at any time in accordance with any directions given in an undisputed Release Notice or jointly given in writing by Parent and the Representative to the Escrow Agent or in a Directive. The parties hereto agree that all disbursements required to be made hereunder shall be made to the Representative by wire transfer of immediately available funds in accordance with the wire transfer instructions specified in the notice directing the Escrow Agent to make such disbursement and to or at the direction of Parent by wire transfer of immediately available funds in accordance with the wire transfer instructions specified in the notice directing the Escrow Agent to make such disbursement.

10.         Provisions Concerning the Escrow Agent.

10.1.        This Escrow Agreement sets forth, exclusively, the duties of the Escrow Agent and no additional duties or obligations shall be inferred herefrom or implied hereby.

10.2.        The Escrow Agent shall not be responsible for the validity of any documents or other property delivered to it pursuant hereto, may act and rely conclusively upon any instrument or signature believed by it to be genuine and may assume that any person purporting to give any notice or instructions hereunder, believed by the Escrow Agent to be authorized, has been duly authorized so to do. Concurrently with the execution of this Escrow Agreement, Parent shall provide the Escrow Agent with a list of authorized signers in the form of Exhibit C hereto.

10.3.        The Escrow Agent shall not be liable for any error of judgment, or for any act done or step taken or omitted by it in good faith, or for any mistake of fact or law, or for anything which it may in good faith do or refrain from doing in connection herewith, except to the

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extent that any act or omission constitutes gross negligence or willful misconduct. In no event shall the Escrow Agent be liable for special, indirect or consequential loss or damage of any kind whatsoever (including, but not limited to, lost profits), even if the Escrow Agent has been advised of such loss or damage and regardless of the form of action.

10.4.        The Escrow Agent may consult with, and obtain advice from, legal counsel in the event of any dispute or question as to the construction of any of the provisions hereof or its duties hereunder, and it shall incur no liability and shall be fully protected in acting in good faith in accordance with the advice of such counsel.

10.5.        The Escrow Agent shall not be bound by any modification of this Escrow Agreement unless it shall have specifically consented thereto in writing.

10.6.        The Representative, on the one hand, and Parent, on the other hand, shall each upon demand pay to the Escrow Agent fifty percent (50%) of the amount of all reasonable fees and expenses of the Escrow Agent as further described in Exhibit B, including the reasonable fees and expenses of counsel, which the Escrow Agent may incur, and its normal fees for all services rendered, in each case in connection with the discharge of its duties, and the exercise or enforcement of the rights of the parties hereunder. The Escrow Agent may deduct any unpaid fees from the Escrow Funds. In the event the Escrow Agent deducts any unpaid fees for which Parent is responsible hereunder from the Escrow Funds, Parent shall promptly deposit into the Escrow Account Parent’s portion of such unpaid fees and in the event the Escrow Agent deducts any unpaid fees for which any of the Stockholders is responsible hereunder from the Escrow Funds, the Representative shall promptly deposit into the Escrow Account such Stockholder’s portion of such unpaid fees.

10.7.        The Escrow Agent may resign by giving written notice to Parent and the Representative of such resignation, specifying a date upon which such resignation shall take effect, which shall in no event be earlier than sixty (60) days after the giving of such notice, and shall be discharged from its duties and obligations upon the appointment of a successor Escrow Agent as hereafter provided and the delivery to such successor of the Escrow Funds. Immediately upon receipt of such notice, Parent and the Representative shall appoint a successor Escrow Agent who shall be mutually acceptable to them. Any such successor Escrow Agent shall deliver to Parent and the Representative and to the resigning Escrow Agent a written instrument accepting such appointment hereunder, and thereupon it shall succeed to all the rights and duties of the Escrow Agent hereunder, and shall be entitled to receive the Escrow Funds. In the event that a successor Escrow Agent shall not be so appointed by the date of resignation specified by the Escrow Agent, the Escrow Agent shall have the right to petition a court of competent jurisdiction to appoint a successor escrow agent.

10.8.        In the event of any dispute between Parent or the Representative, or between the Escrow Agent and any one or more of the other parties hereto, with regard to the Escrow Agent or its duties, or any other matter concerning the disposition of the Escrow Funds or in the event that the Escrow Agent, in good faith, is in doubt as to what action it should take hereunder, the Escrow Agent may (a) refrain from taking any action and its sole obligation shall be to keep safely all property held in escrow until it shall be given a direction in writing by the parties which eliminates such ambiguity or uncertainty to the satisfaction of Escrow Agent and/or (b) deposit the Escrow Funds with any court described in Section 10.9 of the Merger Agreement

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pending the decision of such court, and the Escrow Agent shall be entitled to refrain from action pending, and rely upon, the decision of such court. The rights of the Escrow Agent under this Section 10.8 are cumulative of all other rights which it may have by law or otherwise.

10.9.        The Escrow Agent is hereby severally and not jointly indemnified by Parent and Representative from and against any loss, liability or expense reasonably incurred, including the reasonable fees and expenses of counsel, which the Escrow Agent may incur, and its normal fees for all services rendered, in each case in connection with the discharge of its duties, and the exercise or enforcement of the rights of the parties hereunder, without gross negligence, willful misconduct or bad faith on its part, arising out of or in connection with the Escrow Agreement, including the expense of defending itself against any claim or liability arising therefrom. The Escrow Agent shall not be required to give any bond or surety or report to any court despite any statute, custom or rule to the contrary. Notwithstanding the foregoing, Parent and the Representative agree that any payment required to be made pursuant to this Section 10.9 shall be paid fifty percent (50%) by Parent and fifty percent (50%) by the Representative. The Escrow Agent may deduct any unpaid amounts from the Escrow Funds. In the event the Escrow Agent deducts any unpaid amounts for which Parent is responsible under this Section 10.9 from the Escrow Funds, Parent shall promptly deposit into the Escrow Account Parent’s portion of such unpaid amounts and in the event the Escrow Agent deducts any unpaid amounts for which the Representative is responsible hereunder from the Escrow Funds, the Representative shall promptly deposit into the Escrow Account the Representative’s portion of such unpaid amounts.

10.10.        Parent and the Representative together may terminate the appointment of the Escrow Agent hereunder upon written notice specifying the date upon which such termination shall take effect. In the event of such termination, Parent and the Representative shall before the date of such termination jointly appoint a successor Escrow Agent, and the Escrow Agent shall deliver the remaining Escrow Funds to such successor Escrow Agent.

11.         Provisions Concerning the Representative.

11.1.        Until the later of the Second Release Date or the date on which no Escrow Funds remain held in escrow hereunder, the Representative shall, and shall have full power and authority to, exclusively act on behalf of each Stockholder in connection with all matters relating to this Escrow Agreement and the Merger Agreement. The Representative shall also have full power and authority to give and receive notices by or on behalf of each Stockholder.

11.2.        By giving notice to the Representative in the manner provided by Section 12, a party shall be deemed to have given notice to all of the Stockholders and any action taken by the Representative may be considered by any other party to be the action of each such Stockholder for all purposes, including for all purposes of this Escrow Agreement and the Merger Agreement. In addition, the parties hereto acknowledge and agree that (i) none of the Stockholders shall be entitled to individually take any action which the Representative is authorized hereunder to take on behalf of such Stockholders and (ii) the failure of the Representative to take any action it is permitted or authorized to take hereunder on behalf of the Stockholders during the applicable time period in which such action is permitted to have been taken by the Representative, including, without limitation, providing any Dispute Notice hereunder or under the Merger Agreement, shall be deemed for all purposes to constitute a complete waiver and release by each Stockholder of the right to individually take any such action.

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11.3.    In the event that the Representative is unable or refuses to serve, the Stockholders will promptly notify Parent and the Escrow Agent in writing of the designation by the Stockholders of a successor to act as the Representative hereunder.

12.         Notices and Written Directions. All notices, requests, demands, and other communications required or permitted under this Escrow Agreement shall be in writing and shall be deemed to have been duly given and made upon being delivered either by courier or fax delivery to the party for whom it is intended and by depositing such notice, postage prepaid, certified or registered mail, return receipt requested, in the United States mail, bearing the address shown in this Section 12 for, or such other address as may be designated in writing hereafter by, such party:

If to Parent:

Ixia
26601 W. Agoura Rd.
Calabasas, CA 91302
Attention: General Counsel
Facsimile: (818) 936-0564

with a copy to:

Bryan Cave LLP
120 Broadway, Suite 300
Santa Monica, CA 90401-2386
Attention: Katherine F. Ashton
Stephanie M. Hosler
Facsimile: (310) 576-2200

If to the Representative:

Desmond P. Wilson III
3209 Aztec Falls Cove
Austin, Texas 78746
Telephone: 703–405-2230
Facsimile:
Email: dwilson@breakingpoint.com

with a copy to:

Wilson Sonsini Goodrich & Rosati, PC
900 S. Capital of Texas Hwy
Las Cimas IV, 5th Floor
Austin, Texas 78746
Attention: Brian K. Beard
Telephone: 512-338-5400

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Facsimile: 512-338-5499
Email: bbeard@wsgr.com

If to the Escrow Agent:

U.S. Bank National Association
One U.S. Bank Plaza
Mail Code: SL-MO-T3CT
St. Louis, MO 63101
Attention: Brian J. Kabbes
Phone: 314-418-3943
Facsimile: 314-418-1225
brian.j.kabbes@usbank.com

13.        Transfer of Interests.  The interests of the Stockholders or the Representative in the Escrow Funds and the rights and obligations of the parties hereunder may not be transferred except by operation of law, and will not be represented by any certificate or instrument. Neither the Representative nor the Stockholders shall be entitled to withdraw the Escrow Funds except as provided hereunder or to substitute any other property therefor.

14.         Liabilities of Parent, Representative and Stockholders.  Neither the depositing hereunder of the Escrow Amount nor any of the other provisions of this Escrow Agreement shall directly or indirectly limit or expand any of the liabilities or obligations of any of Parent, the Company, the Representative, or the Stockholders.

15.         Counterparts.   Counterpart copies of this Escrow Agreement may be signed by all parties and signature pages exchanged by fax or otherwise. The parties intend that counterpart copies signed and exchanged as provided in the preceding sentence shall be fully binding. Counterpart originals of this Escrow Agreement shall be exchanged by U.S. mail or express service at the earliest reasonable date following the exchange of signature pages by fax.

16.         Amendment; Waiver.  No modification, amendment or waiver of any provision of this Escrow Agreement will be effective unless such modification, amendment or waiver is approved in writing by Parent, the Representative, and the Escrow Agent. The failure of any party to enforce any of the provisions of this Escrow Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Escrow Agreement in accordance with its terms.

17.         Binding Effect; Assignment.  This Escrow Agreement shall be binding upon and inure to the benefit of the respective successors and permitted assigns of the parties hereto.

18.         Headings.  The headings of the various sections of this Escrow Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Escrow Agreement.

19.         Severability.  If any provision of this Escrow Agreement shall be determined to be illegal or unenforceable, the remaining provisions of this Escrow Agreement shall

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remain in full force and effect, and this Escrow Agreement shall be construed as if the illegal or unenforceable provision were not a part hereof, so long as the remaining provisions of this Escrow Agreement shall be sufficient to carry out the overall intent of the parties as expressed herein.

20.         Governing Law.  This Escrow Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its conflicts of law doctrine.

21.         Further Assurances.  Each party hereto shall perform all other acts and execute and deliver all other documents as may be necessary or appropriate to carry out the purposes and intent of this Escrow Agreement.

22.         Third Party Beneficiary  Nothing set forth in this Escrow Agreement shall be construed to confer any benefit to any third party who is not a party to this Escrow Agreement.

23.         Venue and Jurisdiction  Any disputes arising out of, in connection with or with respect to this Escrow Agreement, the subject matter hereof, the performance or non-performance of any obligation hereunder, or any of the transactions contemplated hereby shall be adjudicated as set forth in Section 10.9 of the Merger Agreement.

24.         Patriot Act.  To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. For a non-individual person such as a business entity, a charity, a trust or other legal entity, the Escrow Agent will ask for documentation to verify its formation and existence as a legal entity. The Escrow Agent may also ask to see financial statements, licenses, identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation.

25.         Security Advice Waiver.  The parties hereto acknowledge that regulations of the Comptroller of the Currency grant them the right to receive brokerage confirmations of security transactions as they occur. The parties hereby specifically waive such notification to the extent permitted by law and acknowledge that they will receive periodic cash transaction statements, which will detail all investment transactions.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the parties hereto have executed this Escrow Agreement as of the date first set forth above.

PARENT

By:
Name:
Title:

REPRESENTATIVE

Name:

ESCROW AGENT

By:
Name:
Title:

Signature Page to the Escrow Agreement

Exhibit A

Persons Entitled to Distributions from the Escrow Account

Pursuant to Section 7 of the Escrow Agreement

Stockholder	Percentage

Exhibit B

ESCROW AGENT

SCHEDULE OF FEES

I. Administration Fee, One-Time:	$2,500

One-time fee for the routine duties of the Escrow Agent associated with the administration of the account. Administration fees are payable in advance. In the event that the Agreement is not terminated within two years, then an additional administrative fee of $1,000 shall be due for each year or part thereof. This assumes that the Escrow Agent will be directed to invest an automated sweep investment available through the Escrow Agent’s trust accounting system

II. Disbursement Processing Fees:	$75 per disbursement in excess of ten
disbursements
per year

Processing fees cover the routine duties of escrow agent associated with the administration of the account. This includes payment by check or wire. This assumes that the Escrow Agent will receive complete and accurate payment information, upon which it can conclusively rely.

III. Out-of-Pocket Expenses (if any):	At Cost

Reimbursement of expenses associated with the performance of Escrow Agent’s duties, including but not limited to fees and expenses of legal counsel, accountants and other agents, tax preparation, reporting and filing, publications, and filing fees.

IV.        Extraordinary Fees (if any):

Extraordinary fees are payable to the Escrow Agent for duties or responsibilities not expected to be incurred at the outset of the transaction, not routine or customary, and not incurred in the ordinary course of business. Payment of extraordinary fees is appropriate where particular inquiries, events or developments are unexpected, even if the possibility of such things could have been identified at the inception of the transaction. Extraordinary services might include, without limitation, amendments or supplements, specialized reporting, non-routine calculations, foreign currency conversions, use investments not automated with the Escrow Agent’s trust accounting system, and actual or threatened litigation or arbitration proceedings.

IMPORTANT INFORMATION ABOUT PROCEDURES FOR OPENING A NEW ACCOUNT

To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify and record information that identifies each person who opens an account. For a non-individual person such as a business entity, a charity, a trust or other legal entity, the Escrow Agent will ask for documentation to verify its formation and existence as a legal entity. The Escrow Agent may also ask to see financial statements, licenses, identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation.

BENEFICIAL OWNER DIRECTIVE REGARDING THE SHAREHOLDER COMMUNICATIONS ACT OF 1985,

SEC RULE 14B-2

The Shareholder Communications Act of 1985 and its regulation require that banks and trust companies make an effort to facilitate communication between registrants of U.S. securities and the parties who have the authority to vote or direct the voting of those securities regarding proxy dissemination and other corporate communications. Unless Parent or the Representative indicate its objection in writing, the Escrow Agent will provide the obligatory information to the registrant upon request. Such objection will apply to all securities held for Parent and the Representative in the account now and in the future unless Parent or the Representative, as applicable, notify the Escrow Agent in writing.

Exhibit C

Authorized Representatives

The specimen signatures shown below are the specimen signatures of the individuals who have been designated as authorized representatives of Parent and are authorized to initiate and approve transactions of all types for the escrow account or accounts established under the Escrow Agreement to which this Exhibit C is attached, on behalf of Parent.

Name	Signature

Title

Name	Signature

Title

Name	Signature

Title

Exhibit C

[                    ], 2012

Ixia

26601 W. Agoura Rd.

Calabasas, CA 91302

Ladies and Gentlemen:

Reference is made to the Agreement and Plan of Merger, dated as of June 30, 2012 (the “Agreement”), by and among Ixia, a California corporation (the “Parent”), Camden Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Parent (“Newco”), BreakingPoint Systems, Inc., a Delaware corporation (the “Company”), and Desmond P. Wilson III in his capacity as Stockholders’ Representative, which provides for the merger of Newco with and into the Company (the “Merger”). This opinion letter is delivered to the Parent pursuant to Section 1.8(d) of the Agreement, and all capitalized terms used herein have the meanings defined for them in the Agreement unless otherwise defined herein. Reference in this opinion letter to the Agreement excludes any schedule or substantive agreement attached as an exhibit to the Agreement, unless otherwise indicated herein.

We have acted as counsel for the Company in connection with the negotiation, execution and delivery of the Agreement. In connection with this opinion, we have made such legal and factual examinations and inquiries as we have deemed advisable or necessary for the purpose of rendering the opinions and statements set forth below. In addition, we have reviewed originals or copies of such corporate records of the Company, certificates of public officials, a certificate of an officer of the Company as to factual matters (the “Officer’s Certificate”) and such other documents that we consider necessary or advisable for the purpose of rendering the opinions and statements set forth below. We have not independently established the facts stated therein. In such examination we have assumed the genuineness of all signatures, the authenticity and completeness of all documents submitted to us as originals and the conformity to original documents of all copies submitted to us. In making our examination of documents, we have assumed that each party to any such document (other than the Company in connection with the Agreement) has satisfied those requirements that are applicable to it to the extent necessary to make such document a valid and binding obligation of such party, enforceable against such party in accordance with its terms. The opinions below are not affected by the electronic delivery of signatures.

We have assumed that (i) the representations and warranties as to factual matters made by the parties to the Agreement and pursuant thereto are correct, (ii) the representations and warranties made by officers of the Company as to factual matters made in the Officer’s Certificate and other certificates delivered in connection with the Agreement are correct, and (iii) the parties to the Agreement have complied and will comply with their obligations under the Agreement. We have also assumed that there are no extrinsic agreements or understandings among the parties to the

Agreement that would modify or affect the terms or interpretation of the Agreement or the respective rights or obligations of the parties thereunder.

As used in the opinions or statements set forth below, the expressions “to our knowledge,” “known to us” or similar language with reference to matters of fact mean that, after an examination of documents made available to us by the Company, and after inquiries of the Company’s officers, but without any further independent factual investigation, we find no reason to believe that the opinions expressed herein are factually incorrect. Further, the expressions “to our knowledge,” “known to us” or similar language refer to the current actual knowledge of the attorneys of this firm who have rendered legal services in connection with the Merger. Except to the extent expressly set forth herein, we have not undertaken any independent investigation to determine the existence or absence of any fact, and no inference as to our knowledge of the existence or absence of any fact should be drawn from our representation of the Company or the rendering of the opinions or statements set forth below.

Our opinion is based upon current laws, statutes, rules, regulations, cases and official interpretive opinions. We are members of the Bar of the State of Texas, and we are not expressing any opinion as to any matter relating to the laws (including any governmental statute, rule or regulation) of any jurisdiction other than the laws of the United States of America, the laws of the State of Texas and the General Corporation Law of the State of Delaware (the “DGCL”) (based solely on our review of standard compilations of the DGCL) that, in our experience, are generally applicable to transactions of the nature of the transactions contemplated by the Agreement.

In rendering the opinions set forth in paragraph 1 below as to due incorporation, valid existence, good standing and qualification to do business, we have relied solely upon a copy of the Certificate of Incorporation of the Company certified by the Secretary of State of the State of Delaware and certificates of the Secretary of State of the State of Delaware, the Texas Comptroller of Public Accounts and the Secretary of State of the State of Texas evidencing the corporate status of the Company.

In rendering the opinions set forth in paragraph 5 below, we have relied solely upon a review of the Certificate of Incorporation and Bylaws of the Company, minute book records relating to meetings and written actions of the Board of Directors and stockholders of the Company in our possession or made available to us by the Company, stock records of the Company in our possession or made available to us by the Company and statements in the Officer’s Certificate relating to the capitalization of the Company, including a statement to the effect that the Company has received consideration in the amount and in the form specified by the Board of Directors for all of the issued and outstanding shares of capital stock of the Company.

The opinions hereinafter expressed are subject to the following additional qualifications:

(a)        We express no opinion as to the effect of applicable bankruptcy, insolvency, reorganization, moratorium or other similar federal or state laws affecting the rights of creditors;

(b)        We express no opinion as to the effect of general principles of equity, including without limitation concepts of materiality, reasonableness, good faith and fair dealing, and the possible unavailability of specific performance or injunctive relief, regardless of whether considered in a proceeding in equity or at law;

(c)        We express no opinion as to the enforceability of any provision of the Agreement (i) purporting to waive broadly or vaguely stated rights, unknown future defenses, rights to damages, rights to jury trials or the benefits of other statutory, regulatory or constitutional rights that cannot be waived or, if they can be waived, cannot be waived prospectively; (ii) providing for a choice of venue; (iii) imposing penalties, forfeitures or liquidated damages; or (iv) prescribing or varying rules of evidence, method or quantum of proof or other legal standards in a manner contrary to applicable statutes and rules of law;

(d)        We express no opinion as to the enforceability of indemnification and contribution provisions to the extent they may be subject to limitations of public policy and the effect of applicable statutes and rules of law;

(e)        We express no opinion as to compliance with applicable securities laws;

(f)        We express no opinion as to the effect, if any, of federal and state laws and regulations dealing with antitrust and unfair competition matters and filing and notice requirements (including, but not limited to, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended);

(g)        We express no opinion as to compliance with applicable antifraud statutes, rules or regulations of applicable United States federal or state laws concerning the issuance or sale of securities, including, without limitation, (1) the accuracy and completeness of the information provided by Parent and the Company in connection with the transactions contemplated by the Agreement, and (2) the accuracy or fairness of the past, present or future fair market value of any securities;

(h)        We express no opinion as to the valid and binding effect or enforceability of any choice of law provisions set forth in the Agreement and we express no opinion as to the valid and binding effect or enforceability of any provision contained in the Agreement that purports to establish particular courts as the forum for the adjudication of any controversy relating to such Agreement;

(i)        We express no opinion as to the enforceability of any of the agreements attached as exhibits to the Agreement;

(j)        We have assumed that the members of the Company’s Board of Directors and the Company’s stockholders have satisfied all fiduciary duties applicable to approval of the Agreement and the transactions contemplated by the Agreement; and

(k)        We express no opinion as to whether the Agreement may be void or voidable pursuant to Section 144 of the DGCL. We call your attention to the fact that certain members of the Company’s Board of Directors have material financial interests in the Agreement and the transactions contemplated by the Agreement. We have assumed with your consent that (i) such transactions are fair, just and reasonable to the Company at the time of their authorization, approval or ratification by the Company’s Board of Directors and stockholders within the meaning of Section 144 of the DGCL; (ii) the information provided by the Company to Parent, Newco or the Company’s security holders in connection with the transactions contemplated by the Agreement is true and complete; and (iii) all material facts as to the interests of the Company’s officers and directors as to the Agreement and the transactions contemplated thereby have been disclosed to the Company’s security holders.

Based upon and subject to the foregoing, and except as set forth in the Disclosure Schedule to the Agreement, and subject to the further assumptions, limitations, qualifications, and exceptions set forth herein, we are of the opinion that:

1.        The Company is a corporation duly incorporated and validly existing under the laws of the State of Delaware and is in good standing under such laws. The Company has the corporate power to carry on its business as currently conducted. The Company is duly qualified to do business and is in good standing in the State of Texas.

2.        The Company has the requisite corporate power to execute and deliver the Agreement and to carry out and perform its obligations under the terms of the Agreement.

3.        All corporate action on the part of the Company, its directors and stockholders necessary for the authorization, execution and delivery of the Agreement by the Company and the performance by the Company of its obligations under the Agreement has been taken.

4.        The Agreement has been duly and validly executed and delivered by the Company, and constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be subject to (i) any applicable bankruptcy, insolvency, reorganization or other Law relating to or affecting creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

5.        The authorized capital stock of the Company consists of 125,000,000 shares of Common Stock, par value $0.001 per share, 16,430,845 shares (including 9,888,345 Restricted Shares) of which are issued and outstanding, and 25,000,000 shares of Preferred Stock, par value $0.001 per share, 5,500,000 of which shares have been designated as Series A Preferred Stock, 4,950,000 of which shares are issued and outstanding, 1,469,600 of which shares have been designated as Series B Preferred Stock, all of which shares are issued and outstanding, 2,290,620 of which shares have been designated as Series C Preferred Stock, all of which shares are issued and outstanding, and 850,000 of which shares have been designated as Series D Preferred Stock, 758,757 of which shares are issued and outstanding. All of such issued and outstanding shares have been duly authorized and validly issued and, to our knowledge, are fully paid and nonassessable. The Board of

Directors of the Company has adopted resolutions reserving (i) 11,590,000 shares of Common Stock for issuance under the Company’s Amended and Restated 2005 Incentive Plan (the “Stock Plan”). The currently outstanding shares of Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock have been duly authorized and validly issued and, to our knowledge, are fully paid and nonassessable. To our knowledge, except as described above or as set forth in the Agreement, the Disclosure Schedule, or in the Certificate of Incorporation or Bylaws of the Company, there are no other presently outstanding preemptive rights, options, warrants, conversion privileges or rights in writing to purchase from the Company any of the authorized but unissued capital stock of the Company.

6.        The execution and delivery by the Company of the Agreement, the performance by the Company of its obligations thereunder at the Closing, and the consummation of the transactions contemplated thereby at the Closing will not result in a violation of any provision of the Company’s Certificate of Incorporation or Bylaws.

* * *

Except as set forth in the Disclosure Schedule, we advise you that we are not aware of any lawsuit pending against the Company nor, to our knowledge, has the Company received any written threat thereof. We note that we have not conducted a docket search in any jurisdiction with respect to lawsuits that may be pending against the Company.

* * *

This opinion letter is rendered as of the date first written above and furnished to the Parent solely for its benefit in connection with the transactions contemplated by the Agreement, and may not be relied upon by any other person or for any other purpose without our prior written consent. Our opinion is expressly limited to the matters set forth above and we render no opinion, whether by implication or otherwise, as to any other matters relating to the Company. We assume no obligation to inform you of any facts, circumstances, events or changes in the law that may arise or be brought to our attention after the date of this opinion letter that may alter, affect or modify the opinions or statements expressed herein.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

Exhibit D

(Please read the accompanying instructions carefully)

LETTER OF TRANSMITTAL TO ACCOMPANY

CERTIFICATES THAT FORMERLY REPRESENTED SHARES OF COMMON

STOCK OF BREAKINGPOINT SYSTEMS, INC.

To:	Wilson Sonsini Goodrich & Rosati, Professional Corporation
Attn: Kate McCabe
900 South Capital of Texas Highway
Las Cimas IV, 5th Floor
Austin, TX 78746

Phone: (512) 338-5499
Email: kmccabe@wsgr.com

Ladies and Gentlemen:

In accordance with the Agreement and Plan of Merger by and among Ixia (“Parent”), Camden Acquisition Corp. (“Acquisition Subsidiary”), BreakingPoint Systems, Inc. (the “Company”), and Desmond P. Wilson III (the “Representative”) dated as of June 30, 2012 (the “Merger Agreement”), and in compliance with the accompanying instructions, the undersigned (the “Stockholder”) hereby surrenders the certificate(s) that formerly represented shares of the Company’s common stock (the “Shares”), in exchange for the Initial Merger Consideration and any portion of the positive Adjustment Amount or Escrow Amount, if any, payable to the Stockholders, in each case (the “Stockholder Consideration”), as provided in the Merger Agreement. Capitalized terms used but not otherwise defined in this Letter of Transmittal shall have the meanings assigned to such terms in the Merger Agreement.

A copy of the Merger Agreement is attached as Appendix A to the Confidential Information Statement that was mailed on or about July 2, 2012 (the “Information Statement”). As stated in the Information Statement, the merger consummated or to be consummated pursuant to the Merger Agreement referred to above (the “Merger”) has been approved by (i) the holders of at least a majority of the outstanding Shares of Series A Preferred Stock, Series B Preferred Stock and Series C Preferred Stock, voting as a single class on an as-converted-to Common Stock basis, (ii) the holders of at least a majority of the outstanding Shares of Series D Preferred Stock, voting as a single class on an as-converted-to Common Stock basis and (iii) the holders of at least a majority of the outstanding Shares of Common Stock, Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, voting as a single class on an as-converted-to Common Stock basis, in each case, as required by the Company’s Amended and Restated Certificate of Incorporation and Section 251 of the Delaware General Corporation Law (the “DGCL”).

In order to receive any applicable Merger Consideration at or after the Closing and the consummation of the Merger, you must complete the accompanying Letter of Transmittal and the applicable IRS Form (see “Federal Income Tax Considerations” below) and deliver it in accordance with the following instructions. Completion and delivery of this Letter of Transmittal with respect to the Shares constitutes assent to the terms of the Merger and constitutes a waiver by the undersigned of any appraisal or dissenters’ rights with respect to any Shares under the DGCL, as the case may be, whether or not the undersigned has previously made a written demand upon the Company and otherwise complied with the appraisal rights provisions of the DGCL.

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Unless otherwise indicated, please wire the undersigned’s portion of the Stockholder Consideration to an account designated below or send a check via certified mail to the address set forth below. Please fill out the appropriate information in the applicable table below.

DESCRIPTION OF SHARES SURRENDERED FOR STOCKHOLDER CONSIDERATION
Name of Owner (Use Exact Name on certificates)	Shares Surrendered for Stockholder Consideration (Attach list if necessary)
	Certificate Number(s)	Number of Shares

(Address, including zip code)

(Telephone and area code)

(Email address, if any)

If you wish to have the undersigned’s portion of the Stockholder Consideration sent by wire transfer, please complete the remainder of this Letter of Transmittal and provide wire instructions below or include such instructions herewith. For international wires, please provide the SWIFT code (BIC) in the ABA Number field, and the complete IBAN in the Account Number field, if available.

Wire Instructions:

Bank Name:

Bank Routing Number (ABA Number):

Account Name:

( please provide name on the account not type of account)

Account Number:

FFC Account Name (if applicable):

FFC Account Number (if applicable):

Bank Contact/Telephone Number:

In order to induce Parent to cause U.S. Bank National Association (the “Exchange Agent”) to issue the consideration for the Shares called for by the Merger Agreement, the undersigned hereby expressly agrees with Parent as follows:

1.        Merger Agreement; Escrow Agreement.  The undersigned acknowledges receipt of a copy of the Merger Agreement (included herewith) and the Escrow Agreement (included herewith). The undersigned has reviewed those documents and the terms of the Merger described therein. The undersigned understands that the Escrow Amount

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will be retained in the Escrow Account to satisfy, at least in part, any claims by (i) Parent for satisfaction of any post-closing adjustment pursuant to Section 1.12 of the Merger Agreement, (ii) any Parent Indemnified Person for any indemnification claim of any Parent Indemnified Person pursuant to Section 8.2 of the Merger Agreement or (iii) any Parent Indemnified Person pursuant to the Merger Agreement or in connection with the transactions contemplated by the Merger Agreement (in accordance with the terms of Section 1.12 of the Merger Agreement). The undersigned approves and ratifies the appointment of the Representative (and any successor Representative appointed in accordance with the terms of the Merger Agreement) as representative and attorney-in-fact and agent for and on behalf of the Stockholder to act as the Representative in all respects as specified in Section 1.16 of the Merger Agreement and in the Escrow Agreement; and authorizes and empowers the Representative to act on the behalf of the undersigned and in its stead, and to bind the undersigned, with respect to all matters relating to the Merger Agreement, to the extent set forth in Section 1.16 therein, and the Escrow Agreement. The undersigned acknowledges and agrees to be subject to and bound by the terms and conditions of the Merger Agreement and the Escrow Agreement substantially in the form included herewith, with such changes as the officers of the Company may approve. The undersigned further acknowledges that the Merger Consideration is subject to certain adjustments more specifically described in Section 1.4 to the Merger Agreement.

2.         Representations and Warranties.  The undersigned is the exclusive owner of the Shares listed on this Letter of Transmittal, of record and beneficially, free and clear of all liens, claims and encumbrances, and has the right and power to submit them for transfer with this Letter of Transmittal. The undersigned has full power and authority to execute and deliver this Letter of Transmittal and to perform his, her or its obligations hereunder. The execution, delivery and performance of this Letter of Transmittal constitute a valid and binding obligation of the undersigned, enforceable against him, her or it in accordance with its terms. No permit, consent, waiver, approval or authorization of, or declaration to or filing or registration with, any Government authority or third party is required in connection with the execution, delivery or performance of this Letter of Transmittal by the undersigned. Neither the execution and delivery of this Letter of Transmittal nor the consummation of any or all of the transactions contemplated hereby will (i) violate any provision of the certificate of incorporation or bylaws and any amendments thereto (or other governing instrument) of the undersigned, if any, or (ii) violate, be in conflict with, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under any agreement or commitment to which the undersigned is a party or (iii) violate any statute or law or any judgment, decree, order, regulation or rule of any court or other governmental body applicable to the undersigned.

The undersigned has received and carefully reviewed the Information Statement delivered together with this Letter of Transmittal. The undersigned has had the opportunity to ask the Company any and all questions the undersigned may have with respect to the Information Statement, the Merger Agreement and any related documents and has also had the opportunity to consult with the undersigned’s tax, financial, legal and other advisors regarding the same.

3.         Indemnification.  Article 8 of the Merger Agreement is hereby incorporated herein by reference. By virtue of such incorporation by reference, the undersigned and the Company shall be entitled to all of the benefits, and subject to all of the obligations, contained in such Article.

4.         Federal Income Tax Considerations.  Each Stockholder who is a U.S. person and who is to receive the Stockholder Consideration in the Merger will be required to furnish the Stockholder’s social security number or taxpayer identification number on Substitute Form W-9. Failure to provide this information may result in backup withholding. Each Stockholder who is a Non-U.S. person and who is to receive the Stockholder Consideration in the Merger will be required to furnish a Substitute Form W-8BEN or other appropriate Form W-8.

EACH STOCKHOLDER IS URGED TO CONSULT WITH THE STOCKHOLDER’S OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF THE MERGER IN LIGHT OF THE STOCKHOLDER’S OWN PARTICULAR CIRCUMSTANCES.

5.         Further Actions.  The undersigned will, upon request, execute and deliver any additional documents reasonably deemed appropriate or necessary by the Exchange Agent in connection with the surrender of the certificates that formerly represented the Shares.

This Letter of Transmittal shall remain in full force and effect notwithstanding the death or incapacity of one or more or the undersigned, and shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

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IMPORTANT - STOCKHOLDER SIGNATURE PAGE

The undersigned agrees that the Instructions to this Letter of Transmittal constitute an integral part of this instrument and agrees to be bound thereby.

SIGN BELOW

    X

(Signature(s) of Stockholder(s))

(Name (print))

Title of Stockholder (if entity):

Signature of Spouse (if community property state):

    Must be signed by registered Stockholder(s) exactly as name(s) appear(s) on share certificate(s). See Instruction 1.

    Dated:                                     , 2012

SPECIAL PAYMENT INSTRUCTIONS	SPECIAL MAILING INSTRUCTIONS
To be completed only if the Stockholder Consideration is to be issued to person(s) other than the registered owner(s) of certificates. Issue such Stockholder Consideration to:	To be completed only if the Stockholder Consideration is to be mailed to someone other than the registered Stockholder(s) indicated above or to the registered Stockholder(s) at an address other than shown above.
☐ Please check this box if this is a permanent address change.
Name (s): Address:	Name (s): Address:

Social Security No. or T. I. N.:

LOST CERTIFICATES

If you have lost your certificate(s) representing Shares, please check this box: ☐ and complete and execute the Affidavit of Lost Certificate attached as Annex I and return it with this Letter of Transmittal.

Total Number of Shares lost:

Type of Shares lost (Common Stock; Series          Preferred Stock):

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INSTRUCTIONS TO LETTER OF TRANSMITTAL

Pursuant to the Merger Agreement referred to in the Letter of Transmittal, the Acquisition Subsidiary will merge with and into the Company and the outstanding shares of the Company’s common stock will be converted into the right to receive the Initial Merger Consideration and, if applicable, a portion of the Escrow Amount and any additional positive Adjustment Amount (the “Stockholder Consideration”). In order to receive payment of the Stockholder Consideration, the certificates or other documentation that formerly represented Shares (the “Certificates”) must be forwarded in accordance with the following instructions. Capitalized terms used but otherwise not defined herein or in the Letter of Transmittal shall have the meanings assigned to such terms in the Merger Agreement.

1.         Letter of Transmittal.

The Letter of Transmittal should be properly filled in, signed and returned, together with the surrendered Certificates, to Wilson Sonsini Goodrich & Rosati, Professional Corporation at the address set forth above, so that it may be forwarded to U.S. Bank National Association (the “Exchange Agent”). The Letter of Transmittal and Certificates may be mailed or delivered by hand to the address shown on the face of this Letter of Transmittal. The method of delivery of all documents is at the option and risk of the surrendering Stockholder, but if sent by mail, registered mail with return receipt requested, properly insured, is recommended.

2.         Certificates in Different Names.

This Letter of Transmittal may be used to submit more than one Certificate only if all of the Certificates are registered in exactly the same name. Otherwise, it will be necessary to complete, sign and submit as many Letters of Transmittal as there are different registrations of Certificates. If the Stockholder Consideration is to be issued to someone other than the registered owner(s) of the surrendered Certificate(s), the Certificate(s) must be duly endorsed in blank by the registered owner(s) thereof or accompanied by a duly executed instrument of assignment in blank, and the signature to the endorsement or assignment must be guaranteed by a commercial bank or trust company (not a savings bank) or a member of the National Association of Securities Dealers, and the information under “Special Payment Instructions” must be supplied. If any of the Stockholder Consideration is to be mailed to an address different from the record address of your Shares, provide the information under “Special Mailing Instructions.”

3.         Signatures.

This Letter of Transmittal shall be signed by the registered holder(s) of the Certificates submitted herewith. The signatures must correspond with the name(s) as set forth on the face of the Certificate(s), without alteration, enlargement or any change whatsoever. If the Certificate(s) submitted herewith are held of record by two or more joint owners, all such Stockholders must sign this Letter of Transmittal. When the Letter of Transmittal is properly signed by the registered holder, no endorsements of certificates or separate stock powers are required.

If this Letter of Transmittal or any Certificates are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and proper evidence satisfactory to the Exchange Agent of their authority so to act must be submitted.

If you are married and reside in a community property state (including Texas), both you and your spouse must sign the Letter of Transmittal.

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4.         Lost, stolen, mutilated or destroyed Certificates.

If your Certificates have been lost, stolen, mutilated or destroyed, please indicate above and complete and execute the Affidavit of Lost Certificate attached hereto as Annex 1. Upon proper completion of the Affidavit, you will have the same rights to the applicable portion of the Merger Consideration to which you are entitled under the Merger Agreement as if you had delivered the lost, stolen, mutilated or destroyed Certificate.

5.         Validity of Surrender; Irregularities.

All questions as to validity, form and eligibility of any surrender of Certificates hereunder will be determined by the Exchange Agent, and such determination will be final and binding. The Exchange Agent reserves the right to waive any irregularities or defects in the surrender of any Certificates, and its interpretations of the terms and conditions of this Letter of Transmittal (including these instructions) with respect to such irregularities or defects will be final and binding. A surrender will not be deemed to have been made until all irregularities have been cured or waived.

6.         Important Tax Information.

Under United States federal income tax laws, a Stockholder whose Shares are surrendered herewith is required to provide the Exchange Agent with such Stockholder’s current Taxpayer Identification Number (“TIN”) on the enclosed Substitute Form W-9. If such Stockholder is an individual, the TIN is his or her Social Security number. For businesses and other entities, the number is the Employer Identification Number. If the Exchange Agent is not provided with the correct TIN, the Stockholder may be subject to a $50 penalty imposed by the Internal Revenue Service (the “IRS”). In addition, the Stockholder Consideration to which the Stockholder is entitled with respect to Shares surrendered in connection with the Merger and any interest earnings on the Escrow Amount may be subject to backup withholding.

Certain Stockholders are not subject to these backup withholding and reporting requirements. See the enclosed W-9 Guidelines for additional instructions. Exempt Stockholders that are U.S. persons should furnish their TIN, check the “Exempt from backup withholding” box on the Substitute Form W-9, and sign, date and return the Substitute Form W-9 to Wilson Sonsini Goodrich & Rosati, Professional Corporation at the address set forth above, so that it may be forwarded to the Exchange Agent.

If backup withholding applies, the Exchange Agent is required to withhold a portion (currently 28%) of any cash payment made to the Stockholder with respect to Shares surrendered in connection with the Merger Agreement and any interest earnings on the Escrow Account. Backup withholding is not an additional tax. Rather, the amount of backup withholding is treated as an advance payment of a tax liability and a Stockholder’s United States federal income tax liability will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund from the IRS may generally be obtained by the Stockholder, provided that the necessary information is properly furnished to the IRS.

Purpose of Substitute Form W-9

To prevent backup withholding on any cash payment made to a Stockholder with respect to the Shares surrendered in connection with the Merger Agreement and any interest earnings on the Escrow Amount, the Stockholder is required to notify the Exchange Agent of his or her correct TIN (Social Security number or Employer Identification Number) by completing the enclosed Substitute Form W-9 and certifying that the TIN provided on Substitute Form W-9 is correct (or that such Stockholder is awaiting a TIN). A Stockholder is also required to certify on Substitute Form W-9 that (i) the Stockholder is exempt from backup withholding, or (ii) the Stockholder has not been notified by the IRS that it is subject to backup withholding as a result of a failure to report all interest or dividends, or (iii) the IRS has notified the holder

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that the Stockholder is no longer subject to backup withholding. In addition, the Stockholder must complete Part 2 of the Substitute Form W-9, check the appropriate box, and date and sign as indicated.

What Number to Give the Exchange Agent

The Stockholder is required to give the Exchange Agent the Social Security number or Employer Identification Number of the record owner of the Shares being surrendered for payment in connection with the Merger Agreement. If the Shares are held in more than one name, consult the Guidelines for Certification of Taxpayer Identification on Substitute Form W-9 for information on which TIN to report.

Substitute Form W-8BEN for Stockholders that are Non-United States Persons

If the surrendering Stockholder is a nonresident alien or foreign entity not subject to backup withholding, instead of submitting a Substitute Form W-9, such Stockholder must give the Exchange Agent a completed Substitute Form W-8BEN – Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding, or other appropriate Form W-8, signed under penalties of perjury. If a nonresident alien or foreign entity Stockholder does not provide the Exchange Agent with a Substitute Form W-8BEN, or other appropriate Form W-8, the Stockholder will be subject to backup withholding on reportable payments.

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Substitute Form W-9 (Rev. December 2011) Department of the Treasury Internal Revenue Service	Request for Taxpayer Identification Number and Certification	Give form to the requester. Do NOT send to the IRS.

Print or type See Specific Instructions on page 2.	Name
Business Name/disregarded entity name, if different from above.
	Check appropriate box:	☐	Individual/ Sole proprietor	☐	C Corporation	☐	S Corporation	☐	Partnership	☐	Exempt from backup withholding
								☐	Other ▶ . . . . .
	Address (number, street, and apt. or suite no.)								Requester’s name and address (optional)
City, state, and ZIP code
List account number(s) here (optional)

Part I	Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on the “Name” line to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3, and write “Applied For” in the space for the TIN and, in addition to the Part II Certification, sign the attached Certificate of Awaiting Taxpayer Identification Number.

Social security number

or
Employer identification number

Part II	Certification

Under penalties of perjury, I certify that:

1.	The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me),

2.	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

3.	I am a U.S. person (including a U.S. resident alien) for U.S. federal income tax purposes.

Certification Instructions. — You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return

The Internal Revenue Service does not require your consent to any provisions of this document other than the certifications required to avoid back-up withholding.

Sign Here	Signature of U.S. person ▶	Date ▶

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YOU MUST COMPLETE THE FOLLOWING CERTIFICATION IF YOU ENTERED “APPLIED

FOR” IN PART I OF SUBSTITUTE FORM W-9

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify, under penalties of perjury, that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future. I understand that I must provide a taxpayer identification number to the Exchange Agent within 60 days of submitting this Substitute Form W-9 and that I will be subject to backup withholding at the applicable rate on all reportable payments until I provide my taxpayer identification number to the Exchange Agent. I also understand that if I provide my taxpayer identification number to the Exchange Agent within 60 days, the Exchange Agent will refund any amounts backup withheld from reportable payments made during the 60-day period, and if I do not provide the Exchange Agent with my taxpayer identification number within the 60-day period, the Exchange Agent will remit such previously retained amounts to the IRS as backup withholding.

Signature

Date

NOTE:     FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING AT A CURRENT RATE OF 28% ON ANY PAYMENT MADE TO YOU PURSUANT TO THE MERGER AGREEMENT.

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GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION

NUMBER ON SUBSTITUTE FORM W-9

Guidelines For Determining the Proper Identification Number to Give the Payer – Social Security Numbers (“SSNs”) have nine digits separated by two hyphens: i.e., 000-00-000. Employer Identification Numbers (“EINs”) have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

For this type of account:	Give the Name and Social Security Number
1. Individual	The individual

2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account (1)

3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor (2)

4. a. The usual revocable savingstrust (grantor is also trustee) b. The so-called trust account that is not a legal or valid trust under State law	The grantor-trustee (1) The actual owner (1)

5. Sole proprietorship or disregarded entity owned by an individual	The owner (3)

6. Grantor Trust filing under Optional Form 1099 Filing Method (see Regulation section 1.671-4(b)(2)(i)(A))	The grantor*

For this type of account:	Give the name and Employer Identification Number

7 Disregarded entity not owned by an individual	The owner

8. A valid trust, estate, or pension trust	Legal entity (4)

9. Corporation or LLC electing corporate status on Form 8832	The corporation

10. Association, club, religious, charitable, educational or other tax-exempt organization	The organization

11. Partnership or multi-member LLC	The partnership or LLC

12. A broker or registered nominee	The partnership or LLC

13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments)	The public entity

14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B))	The trust

(1)	List first and circle the name of the person whose SSN you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s SSN.

(3)

You must show your individual name and you may also enter your business or “doing business as” name. You may use either your SSN or EIN, but the Internal Revenue Service encourages you to use your SSN.

(4)

List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title).

*NOTE:	Grantor must also provide a Form W-9 to trustee of trust

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Purpose of Form

A person who is required to file an information return with the IRS must get your correct Taxpayer Identification Number (“TIN”) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA. Use Form W-9 only if you are U.S. person (including a resident alien), to provide your correct TIN to the requester (the person requesting your TIN) and, when applicable, to (1) certify the TIN you are giving is correct (or you are waiting for a number to be issued), (2) certify you are not subject to backup withholding, or (3) claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income The TIN provided must match the name given on the Substitute Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

•	An individual who is a U.S. citizen or U.S. resident alien,
•	A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States,
•	An estate (other than a foreign estate), or
•	A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners’ share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income. The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases:

•	The U.S. owner of a disregarded entity and not the entity,
•	The U.S. grantor or other owner of a grantor trust and not the trust, and
•	The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8.

Taxpayer Identification Number (TIN)

If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter this number in the social security number box. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN. If you are a single-member LLC that is disregarded as an entity separate from its owner, enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN.

How to Get a TIN

If you do not have a TIN, apply for one immediately. To apply for an SSN, obtain Form SS-5, Application for a Social Security Card, at the local office of the Social Security Administration or get this form on-line at www.ssa.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer ID Numbers under Related Topics. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can get Forms W-7 and SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS web site at www.irs.gov.

If you do not have a TIN, write “Applied For” in the space for the TIN, sign and date the Substitute Form W-9 and Certification of Awaiting Taxpayer Identification Number, and give it to the requester. For interest and dividend payments and certain payments made with respect to readily tradable instruments, you will generally have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon.

CAUTION: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Payees Exempt from Backup Withholding

Individuals (including sole proprietors) are NOT exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note: If you are exempt from backup withholding, you should still complete Substitute Form W-9 to avoid possible erroneous backup withholding. If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8, Certificate of Foreign Status.

The following is a list of payees that may be exempt from backup withholding and for which no information reporting is required. For interest and dividends, all listed payees are exempt except for those listed in item (9). For broker transactions, payees listed in (1) through (13) and any person registered under the Investment Advisers Act of 1940 who regularly acts as a broker are exempt. Payments subject to reporting under sections 6041 and 6041A are generally exempt from backup withholding only if made to payees described in items (1) through (7). However, the following payments made to a corporation (including gross proceeds paid to an attorney under section 6045(f), even if the attorney is a corporation) and reportable on Form 1099-MISC are not exempt from backup withholding: (i) medical and health care payments, (ii) attorneys’ fees, and (iii) payments for services paid by a federal executive agency. Only payees described in items (1) through (5) are exempt from backup withholding for barter exchange transactions and patronage dividends.

(1)

An organization exempt from tax under section 501(a), or an individual retirement plan (“IRA”), or a custodial account under section 403(b)(7), if the account satisfies the requirements of section 401(f)(2).

(2)	The United States or any of its agencies or instrumentalities.
(3)	A state, the District of Columbia, a possession of the United States, or any of their subdivisions or instrumentalities.
(4)	A foreign government, a political subdivision of a foreign government, or any of their agencies or instrumentalities.
(5)	An international organization or any of its agencies or instrumentalities.
(6)	A corporation.
(7)	A foreign central bank of issue.
(8)	A dealer in securities or commodities registered in the United States, the District of Columbia, or a possession of the United States.
(9)	A futures commission merchant registered with the Commodity Futures Trading Commission.
(10)	A real estate investment trust.
(11)	An entity registered at all times during the tax year under the Investment Company Act of 1940.
(12)	A common trust fund operated by a bank under section 584(a).
(13)	A financial institution.
(14)	A middleman known in the investment community as a nominee or custodian.
(15)	An exempt charitable remainder trust, or a non-exempt trust described in section 4947.

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, CHECK THE “EXEMPT PAYEE” BOX IN PART 4 ON THE FACE OF THE FORM IN THE SPACE PROVIDED, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

Payments Exempt from Backup Withholding

Certain payments that are not subject to information reporting are also not subject to backup withholding. For details, see sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A and 6050N, and their regulations. The following payments are not generally subject to backup withholding:

Dividends and Patronage Payments

•	Payments to nonresident aliens subject to withholding under section 1441.
•	Payments to partnerships not engaged in a trade or business in the United States and that have at least one nonresident alien partner.
•	Payments of patronage dividends not paid in money.
•	Payments made by certain foreign organizations.
•	Section 404(k) distributions made by an ESOP.

Interest Payments

•

Payments of interest on obligations issued by individuals. Note: You are subject to backup withholding if this interest is $600 or more and is paid in the course of the payer’s trade or business. Backup withholding applies to the reportable payment if the payee has not provided a TIN or provided an incorrect TIN.

•	Payments described in section 6049(b)(5) to nonresident aliens.
•	Payments on tax-free covenant bonds under section 1451.
•	Payments made by certain foreign organizations.
•	Mortgage or student loan interest paid to you.

Privacy Act Notice. Section 6109 of the Internal Revenue Code requires you to give your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation and to cities, states, and the District of Columbia to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to federal and state agencies to enforce federal nontax criminal laws and to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividends, and certain other payments to a payee who does not give a TIN to a payer. The penalties described below may also apply.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies.

Penalties

Failure to Furnish TIN. If you fail to furnish your correct TIN to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil Penalty for False Information With Respect to Withholding. If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the payer discloses or uses TINs in violation of federal law, the payer may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX ADVISOR OR THE INTERNAL REVENUE SERVICE

Substitute Form W-8BEN (Rev. February 2006) Department of the Treasury Internal Revenue Service

Certificate of Foreign Status of Beneficial Owner

for United States Tax Withholding

• Section references are to the Internal Revenue Code.     •See separate instructions.

•Give this form to the withholding agent or payor. Do not send to the IRS.

OMB No. 1545-1621

Do not use this form for:                                                                                                                                                                                                                              Instead, use Form:

•

A U.S. citizen or other U.S. person, including a resident alien individual . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . .      W-9

•	A person claiming an exemption from U.S. withholding on income effectively connected with the conduct
•

of a trade or business in the United States . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .W-8ECI

•

A foreign partnership, a foreign simple trust, or a foreign grantor trust (see instructions for exceptions) . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .W-8EDI or W-8IMY

•	A foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization,

foreign private foundation, or government of a U.S. possession that received effectively connected income or that is

•

claiming the applicability of section(s) 115(2), 501(c), 892, 895, or 1443(b) (see instructions) . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . .. . . . . . . W-8ECI or W-8EXP

Note: These entities should use Form W-8BEN if they are claiming treaty benefits or are providing the form only to claim they are a foreign person exempt from backup withholding.

•

A person acting as an intermediary . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

W-8IMY

Note: See instructions for additional exceptions.

Part I	Identification of Beneficial Owner (See instructions.)

1 Name of individual or organization that is the beneficial owner	2 Country of incorporation or organization

3 Type of beneficial owner:	☐ Individual	☐ Corporation	☐ Disregarded entity	☐ Partnership	☐ Simple trust
☐ Grantor trust ☐ Central bank of issue	☐ Complex trust ☐ Tax-exempt organization	☐ Estate ☐ Private foundation	☐ Government	☐ International organization

4 Permanent residence address (street, apt. or suite no., or rural route). Do not use a P.O. box or in-care-of address.
City or town, state or province. Include postal code where appropriate.	Country (do not abbreviate)
5 Mailing address (if different from above)
City or town, state or province. Include postal code where appropriate.	Country (do not abbreviate)
6 U.S. taxpayer identification number, if required (see instructions) ☐ SSN or ITIN ☐ EIN	7 Foreign tax identifying number, if any (optional)
8 Reference number(s) (see instructions)

Part II	Claim of Tax Treaty Benefits (if applicable)

  9    I certify that (check all that apply):

a	☐	The beneficial owner is a resident of ...........................within the meaning of the income tax treaty between the United States and that country.
b	☐	If required, the U.S. taxpayer identification number is stated on line 6 (see instructions).
c	☐	The beneficial owner is not an individual, derives the item (or items) of income for which the treaty benefits are claimed, and, if applicable, meets the requirements of the treaty provision dealing with limitation on benefits (see instructions).

d	☐	The beneficial owner is not an individual, is claiming treaty benefits for dividends received from a foreign corporation or interest from a U.S. trade or business of a foreign corporation, and meets qualified resident status (see instructions).

e	☐	The beneficial owner is related to the person obligated to pay the income within the meaning of section 267(b) or 707(b), and will file Form 8833 if the amount subject to withholding received during a calendar year exceeds, in the aggregate, $500,000.

10    Special rates and conditions (if applicable-see instructions): The beneficial owner is claiming the provisions of Article .................. of the treaty identified on line 9a above to claim a .................% rate of withholding on (specify type of income):...........................................................

Explain the reasons the beneficial owner meets the terms of the treaty article: ................................................................ ...

Part III	Notional Principal Contracts

☐	I have provided or will provide a statement that identifies those notional principal contracts from which the income is not effectively connected with the conduct of a trade or business in the United States. I agree to update this statement as required.

Part IV	Certification

Under penalties of perjury, I declare that I have examined the information on this form and to the best of my knowledge and belief it is true, correct, and complete. I further certify under penalties of perjury that:

—	I am the beneficial owner (or am authorized to sign for the beneficial owner) of all the income to which this form relates,
—	The beneficial owner is not a U.S. person,
—

The income to which this form relates is (a) not effectively connected with the conduct of a trade or business in the United States, (b) effectively connected but is not subject to tax under an income tax treaty, or (c) the partner’s share of a partnership’s effectively connected income, and

—	For broker transactions or barter exchanges, the beneficial owner is an exempt foreign person as defined in the instructions.

Furthermore, I authorize this form to be provided to any withholding agent that has control, receipt, or custody of the income of which I am the beneficial owner or any withholding agent that can disburse or make payments of the income of which I am the beneficial owner.

Sign Here	▶
		Signature of beneficial owner (or individual authorized to sign for beneficial owner)	Date (MM-DD-YYYY)	Capacity in which acting

For Paperwork Reduction Act Notice, see separate instructions.			Cat. No. 25047Z Form W-8BEN (Rev. 12-2000)

Certain Instructions for Substitute Form W-8BEN

Definitions

Beneficial owner.     For payments other than those for which a reduced rate of withholding is claimed under an income tax treaty, the beneficial owner of income is generally the person who is required under U.S. tax principles to include the income in gross income on a tax return. A person is not a beneficial owner of income, however, to the extent that person is receiving the income as a nominee, agent, or custodian, or to the extent the person is a conduit whose participation in a transaction is disregarded. In the case of amounts paid that do not constitute income, beneficial ownership is determined as if the payment were income. Foreign partnerships, foreign simple trusts, and foreign grantor trusts are not the beneficial owners of income paid to the partnership or trust. The beneficial owners of income paid to a foreign partnership are generally the partners in the partnership, provided that the partner is not itself a partnership, foreign simple or grantor trust, nominee or other agent. The beneficial owners of income paid to a foreign simple trust (that is, a foreign trust that is described in section 651(a)) are generally the beneficiaries of the trust, if the beneficiary is not a foreign partnership, foreign simple or grantor trust, nominee or other agent. The beneficial owners of a foreign grantor trust (that is, a foreign trust to the extent that all or a portion of the income of the trust is treated as owned by the grantor or another person under sections 671 through 679) are the persons treated as the owners of the trust. The beneficial owners of income paid to a foreign complex trust (that is, a foreign trust that is not a foreign simple trust or foreign grantor trust) is the trust itself. The beneficial owner of income paid to a foreign estate is the estate itself.

Note: A payment to a U.S. partnership, U.S. trust, or U.S. estate is treated as a payment to a U.S. payee that is not subject to 30% foreign-person withholding. A U.S. partnership, trust, or estate should provide the withholding agent with a Form W-9. For purposes of section 1446, a U.S. grantor trust or disregarded entity shall not provide the withholding agent a Form W-9 in its own right. Rather, the grantor or other owner shall provide the withholding agent the appropriate form.

Foreign person.  A foreign person includes a nonresident alien individual, a foreign corporation, a foreign partnership, a foreign trust, a foreign estate, and any other person that is not a U.S. person. It also includes a foreign branch or office of a U.S. financial institution or U.S. clearing organization if the foreign branch is a qualified intermediary. Generally, a payment to a U.S. branch of a foreign person is a payment to a foreign person.

Nonresident alien individual.  Any individual who is not a citizen or resident of the United States is a nonresident alien individual. An alien individual meeting either the “green card test” or the “substantial presence test” for the calendar year is a resident alien. Any person not meeting either test is a nonresident alien individual. Additionally, an alien individual who is a resident of a foreign country under the residence article of an income tax treaty, or an alien individual who is a resident of Puerto Rico, Guam, the Commonwealth of the Northern Mariana Islands, the U.S. Virgin Islands, or American Samoa is a nonresident alien individual. See Pub. 519, U.S. Tax Guide for Aliens, for more information on resident and nonresident alien status.

Note:   Even though a nonresident alien individual married to a U.S. citizen or resident alien may choose to be treated as a resident alien for certain purposes (for example, filing a joint income tax return), such individual is still treated as a nonresident alien for withholding tax purposes on all income except wages.

Flow-through entity.  A flow-through entity is a foreign partnership (other than a withholding foreign partnership), a foreign simple or foreign grantor trust (other than a withholding foreign trust), or, for payments for which a reduced rate of withholding is claimed under an income tax treaty, any entity to the extent the entity is considered to be fiscally transparent (see below) with respect to the payment by an interest holder’s jurisdiction.

For purposes of section 1446, a foreign partnership or foreign grantor trust must submit Form W-8IMY to establish the partnership or grantor trust as a look through entity. The Form W-8IMY may be accompanied by this form or another version of Form W-8 or Form W-9 to establish the foreign or domestic status of a partner or grantor or other owner. See Regulations section 1.1446-1.

Hybrid entity.  A hybrid entity is any person (other than an individual) that is treated as fiscally transparent (see below) in the United States but is not treated as fiscally transparent by a country with which the United States has an income tax treaty. Hybrid entity status is relevant for claiming treaty benefits.

Reverse hybrid entity.  A reverse hybrid entity is any person (other than an individual) that is not fiscally transparent under U.S. tax law principles but that is fiscally transparent under the laws of a jurisdiction with which the United States has an income tax treaty.

Fiscally transparent entity.  An entity is treated as fiscally transparent with respect to an item of income for which treaty benefits are claimed to the extent that the interest holders in the entity must, on a current basis, take into account separately their shares of an item of income paid to the entity, whether or not distributed, and must determine the character of the items of income as if they were realized directly from the sources from which realized by the entity. For example, partnerships, common trust funds, and simple trusts or grantor trusts are generally considered to be fiscally transparent with respect to items of income received by them.

Disregarded entity.  A business entity that has a single owner and is not a corporation under Regulations section 301.7701-2(b) is disregarded as an entity separate from its owner.

A disregarded entity shall not submit this form to a partnership for purposes of section 1446. Instead, the owner of such entity shall provide appropriate documentation. See Regulations section 1.1446-1.

Amounts subject to withholding.  Generally, an amount subject to withholding is an amount from sources within the United States that is fixed or determinable annual or periodical (FDAP) income. FDAP income is all income included in gross income, including interest (as well as OID), dividends, rents, royalties, and compensation. FDAP income does not include most gains from the sale of property (including market discount and option premiums).

For purposes of section 1446, the amount subject to withholding is the foreign partner’s share of the partnership’s effectively connected taxable income.

Withholding agent.  Any person, U.S. or foreign, that has control, receipt, or custody of an amount subject to withholding or who can disburse or make payments of an amount subject to withholding is a withholding agent. The withholding agent may be an individual, corporation, partnership, trust, association, or any other entity, including (but not limited to) any foreign intermediary, foreign partnership, and U.S. branches of certain foreign banks and insurance companies. Generally, the person who pays (or causes to be paid) the amount subject to withholding to the foreign person (or to its agent) must withhold.

For purposes of section 1446, the withholding agent is the partnership conducting the trade or business in the United States. For a publicly traded partnership, the withholding agent may be the partnership, a nominee holding an interest on behalf of a foreign person, or both. See Regulations section 1.1446-1 through 1.446-6.

Specific Instructions

Part I

Line 4.  Your permanent residence address is the address in the country where you claim to be a resident for purposes of that country’s income tax. If you are giving Form W-8BEN to claim a reduced rate of withholding under an income tax treaty, you must determine your residency in the manner required by the treaty. Do not show the address of a financial institution, a post office box, or an address used solely for mailing purposes. If you are an individual who does not have a tax residence in any country, your permanent residence is where you normally reside. If you are not an individual and you do not have a tax residence in any country, the permanent residence address is where you maintain your principal office.

ANNEX I

AFFIDAVIT OF LOST CERTIFICATE

STATE OF                                         )

                                             ) SS:

COUNTY OF                                 )

Before me, the undersigned authority, personally appeared                     (“Affiant”), who being by me first duly sworn, deposes and says:

1.         Affiant is the holder of             shares of                             (type of stock), par value $0.001 per share, of BreakingPoint Systems, Inc., a Delaware corporation (the “Company”), as represented by Certificate Number             issued on                     (which certificate is hereinafter referred to as the “Original Document”).

2.         The Original Document has been lost, stolen, mutilated or destroyed and Affiant has made a diligent search for the Original Document and has been unable to find or recover the same. Affiant has not sold, assigned, endorsed, pawned, pledged for any loan, transferred, deposited under any agreement, or hypothecated the Original Document or any interest therein, or signed any power of attorney, stock power or other assignment or authorization respecting same which is now outstanding and in force, or otherwise disposed of same; and no person, firm, corporation, agency or government other than Affiant has asserted any right, title, claim, equity or interest in, to or respecting the Original Document.

3.         If Affiant should find or recover the Original Document, Affiant will immediately surrender the same to the then existing President, Secretary or registered agent of the Company in order that it can be cancelled.

4.         Affiant hereby agrees, in consideration of the Company’s compliance with the foregoing request, that in case any demand, transfer, exchange, or payment on account of or with respect to said lost Original Document, or the stock or value represented thereby, is refused or delayed (in each case other than with respect to any payment to be made to Affiant upon delivery of this Affidavit), to indemnify and hold harmless the Company and any person, firm or corporation now or hereafter acting as agent for the Company and also any successor in any such capacity and their respective successors and assigns, from and against any and all liability, loss, damage, and expense to which they or any or either of them may be subjected by reason of such refusal or delay, and makes no further claim of right or privilege to the Original Document.

5.         Affiant hereby acknowledges that the statements contained herein are true and correct.

[Signature Page Follows]

If Affiant is a Natural Person:

Affiant’s Signature

Date:

If Affiant is an entity:

By:

Name:

Title:

Date:

STATE OF                             )

                                                     ) SS:

COUNTY OF                         )

I HEREBY CERTIFY that on this day personally appeared before me,                                 , and acknowledged that he executed the same freely and voluntarily as                     for                                     for the uses and purposes therein set forth

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal on this             day of                             , 2012.

Notary Public My Commission Expires:

Exhibit E

RESTATED CERTIFICATE OF INCORPORATION

OF

BREAKINGPOINT SYSTEMS, INC.

BreakingPoint Systems, Inc., a Delaware corporation (hereinafter referred to as the “Corporation”) organized as BreakingPoint Systems, Inc. on January 19, 2007, does hereby restate its Certificate of Incorporation in accordance with Section 245 of the General Corporation Law of the State of Delaware and certifies that the Restated Certificate of Incorporation correctly sets forth, without further amendment the corresponding provisions of the Certificate of Incorporation as heretofore amended and that the Restated Certificate of Incorporation attached hereto as Exhibit A supersedes the original Certificate of Incorporation and all amendments thereto.

IN WITNESS WHEREOF, said Corporation has caused this Restated Certificate of Incorporation to be signed by a duly authorized officer on the             day of             , 2012.

BreakingPoint Systems, Inc.

By:
Name:
Title:

Exhibit A

RESTATED CERTIFICATE OF INCORPORATION

OF

BREAKINGPOINT SYSTEMS, INC.

FIRST:  The name of the Corporation is BreakingPoint Systems, Inc.

SECOND:  Its registered office in the State of Delaware is located at 160 Greentree Drive, Suite 101, in the City of Dover, County of Kent, 19904. The name of its registered agent at such address is National Registered Agents, Inc.

THIRD:  The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

FOURTH:  The total number of shares of capital stock which the Corporation shall have authority to issue is 1,000 shares of common stock, par value $0.01 per share.

FIFTH:  All corporate powers of the Corporation shall be exercised by or under the direction of the Board of Directors except as otherwise provided herein or by applicable law. In furtherance and not in limitation of the powers conferred by law, the Board of Directors is expressly authorized:

(i)        to adopt, amend or repeal Bylaws of the Corporation, subject to the right of the stockholders of the Corporation entitled to vote with respect thereto to adopt, amend or repeal Bylaws made by the Board of Directors; and

(ii)        from time to time to determine whether and to what extent, at what time and place, and under what conditions and regulations the accounts and books of the Corporation, or any of them, shall be open to the inspection of any stockholder; and no stockholder shall have any right to inspect any account or book or document of the Corporation except as provided by applicable law or the Bylaws of the Corporation or as authorized by resolution of the stockholders or Board of Directors of the Corporation.

SIXTH:        No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director; provided, however, that the foregoing shall not be deemed to eliminate or limit the liability of a director to the extent provided by applicable law (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. If the General Corporation Law of the State of Delaware is amended after approval by the stockholders of this Article Sixth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of Delaware as so amended. This provision is not intended to eliminate or narrow any defenses to or protection against liability otherwise available to directors of the Corporation. No amendment to or repeal of this Article shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

SEVENTH:

A.         Every person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person or a person of whom such person is a legal representative is or was a director or officer of the Corporation or is or was serving at the request of the Corporation or for its benefit as a director, officer, employee or agent of any other corporation, or as the representative of the Corporation in a partnership, joint venture, trust or other entity, shall be indemnified and held harmless by the Corporation to the fullest extent legally permissible under the General Corporation Law of the State of Delaware, as amended from time to time, against all expenses, liabilities and losses (including attorneys’ fees, judgments, fines and amounts paid or to be paid in settlement) reasonably paid or incurred by such person in connection therewith. Such right of indemnification shall be a contract right that may be enforced in any manner desired by such person. Such right of indemnification shall include the right to be paid by the Corporation the expenses incurred in defending any such action, suit or proceeding in advance of its final disposition upon receipt of an undertaking by or on behalf of such person to repay such amount if ultimately it should be determined that such person is not entitled to be indemnified by the Corporation under the General Corporation Law of the State of Delaware. If a claim for indemnification or advancement of expenses hereunder is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim, and if successful in whole or in part, the claimant shall also be entitled to be paid the expenses of prosecuting such claim. It shall be a defense to any such action that such indemnification or advancement of costs of defense are not permitted under the General Corporation Law of the State of Delaware, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) to have made its determination prior to the commencement of such action that indemnification of, or advancement of costs of defense to, the claimant is permissible in the circumstances nor an actual determination by the Corporation (including its Board of Directors or any committee thereof, independent legal counsel, or stockholders) that such indemnification or advancement is not permissible. In the event of the death of any person having a right of indemnification under the foregoing provisions, such right shall inure to the benefit of his or her heirs, executors, administrators, and personal representatives. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any Bylaw, agreement, vote of stockholders, provision of law or otherwise, as well as their rights under this Article.

B.         The Board of Directors may adopt Bylaws from time to time with respect to indemnification to provide at all times the fullest indemnification permitted by the General Corporation Law of the State of Delaware, as amended from time to time, and may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation or for its benefit as a director, officer, employee or agent of any other corporation, or as the representative of the Corporation in a partnership, joint venture, trust or other entity, against any expense, liability or loss asserted against or incurred by any such person in any such capacity or arising out of any such status, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss.

EIGHTH:  The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Restated Certificate of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders, directors and officers herein are granted subject to this reservation; provided that any repeal or amendment of Article Seventh shall be prospective only and shall not limit the rights of any such director or officer or the obligations of the Corporation with respect to any claim arising from or related to the services of such director or officer in any of the foregoing capacities prior to any such repeal or amendment to Article Seventh.

NINTH:   The Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director or officer of the Corporation to the Corporation or the Corporation’s stockholders, (c) any action asserting a claim against the Corporation arising pursuant to any provision of the General Corporation Law of the State of Delaware, this Restated Certificate of Incorporation or the Bylaws of the Corporation or (d) any action asserting a claim against the Corporation governed by the internal affairs doctrine, as applied by the courts of the State of Delaware to corporations organized and existing under the General Corporation Law of the State of Delaware.

Exhibit F

AMENDED AND RESTATED

BYLAWS

OF

BREAKINGPOINT SYSTEMS, INC.

ARTICLE I

Stockholders

Section 1.1.         Annual Meetings.  An annual meeting of stockholders shall be held for the election of directors at such date, time and place either within or without the State of Delaware as may be designated by the Board of Directors from time to time. Any other proper business may be transacted at the annual meeting.

Section 1.2.         Special Meetings.  Special meetings of stockholders may be called at any time by the Chairman of the Board, if any, the Vice Chairman of the Board, if any, the President or the Board of Directors, to be held at such date, time and place either within or without the State of Delaware as may be stated in the notice of the meeting.

Section 1.3.         Notice of Meetings.  Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the written notice of any meeting shall be given not less than ten nor more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the Corporation.

Section 1.4.         Adjournments.  Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 1.5.        Quorum.  At each meeting of stockholders, except where otherwise provided by law or the Certificate of Incorporation or these bylaws, the holders of a majority of the outstanding shares of each class of stock entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum. For purposes of the foregoing, two or more classes or series of stock shall be considered a single class if the holders thereof are entitled to vote together as a single class at the meeting. In the absence of a quorum, the stockholders so present may, by majority vote, adjourn the meeting from time to time in the manner provided by Section 1.4 of these bylaws until a quorum shall attend. Shares of its own capital stock belonging on the record date for the meeting to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 1.6.         Organization.  Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in his absence by the Vice Chairman of the Board, if any, or in his absence by the President, or in his absence by a Vice President, or in the absence of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 1.7.         Voting; Proxies.  Unless otherwise provided in the Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by him which has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Corporation. Voting at meetings of stockholders need not be by written ballot and need not be conducted by inspectors unless the holders of a majority of the outstanding shares of all classes of stock entitled to vote thereon present in person or by proxy at such meeting shall so determine. At all meetings of stockholders for the election of directors, a plurality of the votes cast shall be sufficient to elect. All other elections and questions shall, unless otherwise provided by law or by the Certificate of Incorporation or these bylaws, be decided by the vote of the holders of a majority of the outstanding shares of all classes of stock entitled to vote thereon present in person or by proxy at the meeting, provided that (except as otherwise required by law or by the Certificate of Incorporation) the Board of Directors may require a larger vote upon any election or question.

Section 1.8.         Fixing Date for Determination of Stockholders of Record.  In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which shall not be more than sixty nor less than ten days before the date of such meeting, nor more than sixty days prior to any other action. If no record date is fixed: (1) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (2) the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action by the Board is necessary, shall be the day on which the first written consent is expressed; and (3) the record date for determining

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stockholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

Section 1.9.         List of Stockholders Entitled to Vote.  The Secretary shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present.

Section 1.10.         Consent of Stockholders in Lieu of Meeting.  Unless otherwise provided in the Certificate of Incorporation, any action required by law to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing.

ARTICLE II

Board of Directors

Section 2.1.         Powers; Number; Qualifications.  The business and affairs of the Corporation shall be managed by the Board of Directors, except as may be otherwise provided by law or in the Certificate of Incorporation. The Board shall consist of one or more members, the number thereof to be determined from time to time by the Board. Directors need not be stockholders.

Section 2.2.         Election; Term of Office; Resignation; Removal; Vacancies.  Each director shall hold office until the annual meeting of stockholders next succeeding his election and until his successor is elected and qualified or until his earlier resignation or removal. Any director may resign at any time upon written notice to the Board of Directors or to the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. Unless otherwise provided in the Certificate of Incorporation or these bylaws, vacancies and newly created directorships resulting from any increase in the authorized number of directors or from any other cause may be filled by a majority of the directors then in office, although less than a quorum, or by the sole remaining director.

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Section 2.3.         Regular Meetings.  Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board may from time to time determine, and if so determined, notice thereof need not be given.

Section 2.4.         Special Meetings.  Special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by the Chairman of the Board, if any, by the Vice Chairman of the Board, if any, by the President or by any two directors. Reasonable notice thereof shall be given by the person or persons calling the meeting.

Section 2.5.         Telephonic Meetings Permitted.  Unless otherwise restricted by the Certificate of Incorporation or these bylaws, members of the Board of Directors, or any committee designated by the Board, may participate in a meeting of the Board or of such committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this by law shall constitute presence in person at such meeting.

Section 2.6.         Quorum; Vote Required for Action.  At all meetings of the Board of Directors one third of the entire Board shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board unless the Certificate of Incorporation or these bylaws shall require a vote of a greater number. In case at any meeting of the Board a quorum shall not be present, the members of the Board present may adjourn the meeting from time to time until a quorum shall attend.

Section 2.7.         Organization.  Meetings of the Board of Directors shall be presided over by the Chairman of the Board, if any, or in his absence by the Vice Chairman of the Board, if any, or in his absence by the President, or in their absence by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.8.         Informal Action by Directors.  Unless otherwise restricted by the Certificate of Incorporation or these bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board or of such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board or committee.

ARTICLE III

Committees

Section 3.1.         Committees.  The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. The bylaws may provide that in the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors, or in the bylaws of the

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Corporation, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation; but no such committee shall have the power or authority in reference to the following matter: (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by these bylaws to be submitted to stockholders for approval or (ii) adopting, amending or repealing any bylaw of the Corporation.

Section 3.2.         Committee Rules.  Unless the Board of Directors otherwise provides, each committee designated by the Board may make, alter and repeal rules for the conduct of its business. In the absence of a provision by the Board or a provision in the rules of such committee to the contrary, a majority of the entire authorized number of members of such committee shall constitute a quorum for the transaction of business, the vote of a majority of the members present at a meeting at the time of such vote if a quorum is then present shall be the act of such committee, and in other respects each committee shall conduct its business in the same manner as the Board conducts its business pursuant to Article II of these bylaws.

ARTICLE IV

Officers

Section 4.1.         Officers; Election; Qualification; Term of Office; Resignation; Removal; Vacancies.   As soon as practicable after the annual meeting of stockholders in each year, the Board of Directors shall elect a President and a Secretary, and it may, if it so determines, elect from among its members a Chairman of the Board and a Vice Chairman of the Board. The Board may also elect one or more Vice Presidents, one or more Assistant Vice Presidents, one or more Assistant Secretaries, a Treasurer and one or more Assistant Treasurers and may give any of them such further designations or alternate titles as it considers desirable. Each such officer shall hold office until the first meeting of the Board after the annual meeting of stockholders next succeeding his election, and until his successor is elected and qualified or until his earlier resignation or removal. Any officer may resign at any time upon written notice to the Board or to the President or the Secretary of the Corporation. Such resignation shall take effect at the time specified therein, and unless otherwise specified therein no acceptance of such resignation shall be necessary to make it effective. The Board may remove any officer with or without cause at any time. Any such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation, but the election or appointment of an officer shall not of itself create contractual rights. Any number of offices may be held by the same person. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board at any regular or special meeting.

Section 4.2.         Powers and Duties of Executive Officers.   The officers of the Corporation shall have such powers and duties in the management of the Corporation as may be prescribed by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board. The Board may require any officer, agent or employee to give security for the faithful performance of his duties.

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ARTICLE V

Stock

Section 5.1.         Certificates.  Every holder of stock in the Corporation shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman or Vice Chairman of the Board of Directors, if any, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Corporation, certifying the number of shares owned by him in the Corporation. If such certificate is manually signed by one officer or manually countersigned by a transfer agent or by a registrar, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

Section 5.2.         Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates.  The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

ARTICLE VI

Miscellaneous

Section 6.1.         Fiscal Year.  The fiscal year of the Corporation shall be determined by the Board of Directors.

Section 6.2.         Seal.     The Corporation shall have no corporate seal.

Section 6.3.         Waiver of Notice of Meetings of Stockholders, Directors and Committees.  Whenever notice is required to be given by law or under any provision of the Certificate of Incorporation or these bylaws, a written waiver thereof, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the stockholders, directors, or members of a committee of directors need be specified in any written waiver of notice unless so required by the Certificate of Incorporation or these bylaws.

Section 6.4.         Indemnification of Directors, Officers and Employees.  The Corporation shall have power to indemnify to the full extent authorized by law any person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil,

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administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of the Corporation or any predecessor of the Corporation or serves or served any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor of the Corporation.

Section 6.5.         Interested Directors; Quorum.  No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if: (1) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (2) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (3) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which authorizes the contract or transaction.

Section 6.6.         Form of Records.  Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time. The Corporation shall so convert any records so kept upon the request of any person entitled to inspect the same.

Section 6.7.         Amendment of Bylaws.  These bylaws may be altered or repealed, and new bylaws made, by the Board of Directors, but the stockholders may make additional bylaws and may alter or repeal any by law whether or not adopted by them.

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